UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year June 30, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 001-40391

iPower Inc.

(Exact name of registrant as specified in its charter)

Nevada	82-5144171
State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification No.

8798 9th Street
Rancho Cucamonga, CA 91730
(Address of principal executive offices) (Zip Code)

(626) 863-7344
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	IPW	The Nasdaq Stock Market LLC

Securities registered pursuant to section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

On December 31, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by non-affiliates was $9,775,042 based on the closing sale price of the registrant's common stock on such date as reported on The Nasdaq Capital Market.

The number of shares outstanding of the registrant's common stock on October 9, 2025 was 31,493,686.

iPOWER INC.

TABLE OF CONTENTS

i

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K (including the section regarding Management's Discussion and Analysis and Results of Operations, the "Annual Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are based on our management's belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Forward-looking statements include statements concerning the following:

- our inability to predict or anticipate the occurrence and duration of any economic and business consequences that may be caused by any epidemic, recession or other unknown or unanticipated general economic upheavals;
- our inability to predict or anticipate the duration or long-term economic effect of the ongoing conflicts between Ukraine and Russia and in the Middle East and any potential supply chain issues that may result;
- our limited operating history;
- our future results of operations;
- our current and future capital requirements necessary to support our efforts to open or acquire new complimentary businesses and channels of trade;
- our cash needs and financial plans;
- our competitive position;
- seasonality and how it may impact consumer behavior and resulting sales;
- our dependence on consumer interest in growing crops with the equipment and other products that we offer;
- evolving laws surrounding cannabis on a local, state, and federal level;
- the effectiveness of our internal controls;
- our dependence on third parties to manufacture and sell us inventory;
- our ability to maintain or protect our intellectual property;
- our ability to innovate and develop new intellectual property to continue enhancing our product and service offerings;
- our ability to protect our systems from unauthorized intrusions or theft of proprietary information;
- our ability to retain key members of our executive team;
- our ability to maintain our relationships with third-party vendors and suppliers;
- our ability to internally develop products and intellectual property;
- our ability to achieve expected technological advances by us or by third parties and our ability to leverage such advances;
- our potential growth opportunities;
- interpretations of current laws and the passage of future laws;
- acceptance of our business model by investors;
- the accuracy of our estimates regarding expenses and capital requirements;
- our ability to sell additional products and services to customers;
- our ability to adequately support growth;
- our ability to ensure consistency in the quality of our products and the quality and costs of our supply chain, including management of freight costs;
- any disruption to third party sales platforms, including Amazon.com, Walmart and eBay, through which we derive approximately 99% of our current revenues; and
- potential disruption of our business and supply chain as a result of any conflicts or trade wars between China and the U.S., as well as increased tariffs on the products which we import.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements, because they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed in the reports we file with the Securities and Exchange Commission, or the SEC. Actual events or results may vary significantly from those implied or projected by the forward-looking statements due to these risk factors. No forward-looking statement is a guarantee of future performance. You should read this Annual Report, the documents that we reference in this Annual Report and the documentation we have filed as exhibits thereto with the SEC, with the understanding that our actual future results and circumstances may be materially different from what we expect.

Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date the statements are made, and we undertake no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as may be required by applicable law. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.

Unless the context otherwise requires, the terms "the Company," "we," "us," and/or "our" in this Annual Report refer to iPower Inc. and its subsidiaries.

Risk Factor Summary

The risks described under the heading "Risk Factors" beginning on page 6 of this Annual Report on Form 10-K may cause us to be unable to realize the full benefits of our strengths and/or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges we face include:

Risks Related to Our Business and Products

- We sell proprietary brand offerings, as well as third party brands, which could expose us to various risks.
- Our competitors and potential competitors may develop products and technologies that are more effective or commercially attractive than our products.
- We may not be able to successfully develop new products or improve existing products or maintain our effectiveness in reaching consumers through rapidly evolving communication vehicles.
- The availability and cost of transportation for our products is vital to our success, and the loss of availability or increase in the cost of transportation or freight costs could have an unfavorable impact on our business, results of operations, financial condition, and cash flows.
- The ongoing conflict between Russia and Ukraine may adversely affect our business, financial condition, or results of operations.

- The occurrence of any epidemic or pandemic, including but not limited to COVID-19 or similar infectious diseases, and any resurgence in related infections, whether in the U.S., China or elsewhere, along with efforts to mitigate their impact, could adversely affect our business, liquidity, operations, financial condition, the business of our suppliers, vendors and logistic partners, and the price of our securities.
- We have a limited operating history on which stockholders and potential investors can evaluate our business or base an investment decision, and are only just now commencing our Digital Treasury Strategy.
- Almost all of our sales are carried out through third-party platforms, including Amazon, Temu, Walmart and eBay; any disruption in our selling efforts on such third party platforms could substantially disrupt our business.
- Poor economic conditions could adversely affect our business.
- Heightened inflation, increased interest rates and other economic conditions including potential recession and credit market disruptions could negatively impact our business.
- Volatile or weakened economic conditions in the U.S. and globally may adversely affect our business and operating results. Moreover, while the recent banking crisis involving the closure of Silicon Valley Bank ("SVB") and other small banks did not have a material direct impact on our business, continued instability in the global banking system may result in additional bank failures, as well as volatility of global financial markets, either of which may adversely impact our business and financial condition.
- Government efforts to combat inflation, along with other interest rate pressures arising from an inflationary economic environment, could lead to higher financing costs.
- We rely heavily on our access to the China markets for the production of our products; should U.S. and China trade relations further deteriorate, and should the ongoing trade war continue, our supply chain, and thus our operations and revenues, could be subject to deleterious effects.
- Our China-based subsidiaries, Dayourenzi (Shenzhen) Technology Co., Ltd. and Daheshou (Shenzhen) Information Technology Co., Ltd., through which we procure the majority of our inventory and overseas logistical support, are owned through contractual agreements, as required by the laws of the PRC. As a result, the Chinese government could potentially exercise significant oversight and/or discretion over the business and operations of our China-based subsidiaries and could potentially intervene in or influence the operations of those businesses at any time.
- We face intense competition that could prohibit us from developing or increasing our customer base.
- If we need additional capital to fund the expansion of our operations, we may not be able to obtain sufficient capital on terms favorable to us and may be forced to limit the expansion of our operations.
- Our business depends substantially on the continuing efforts of our executive officers and our business may be severely disrupted if we lose their services.
- If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.
- In order to increase our sales and marketing infrastructure, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.
- Certain of our products may be purchased for use in the cannabis industry and/or be subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions.
- Continued federal intervention in certain segments of the cannabis industry may have a negative impact on us.
- Acquisitions, other strategic alliances, and investments could result in operating difficulties, dilution, and other harmful consequences that may adversely impact our business and results of operations.
- Our ongoing investment in and development of our new in-house branded product line is inherently risky and could disrupt our ongoing businesses.
- If we are unable to effectively execute our e-commerce business, our reputation and operating results may be harmed.
- A substantial proportion of our sales occur on Amazon and, as such, should our Company experience any negative actions by Amazon, our sales could be significantly affected.

- Our reliance on third-party manufacturers could harm our business.
- Our reliance on a limited base of suppliers for certain products, such as light ballasts, may result in disruptions to our business and adversely affect our financial results.
- A significant interruption in the operation of our or our suppliers' facilities could impact our capacity to produce products and service our customers, which could adversely affect revenues and earnings.
- If our suppliers are unable to source raw materials in sufficient quantities, on a timely basis, and at acceptable costs, our ability to sell our products may be harmed.
- Disruptions in availability or increases in the prices of raw materials sourced by suppliers could adversely affect our results of operations.
- If our suppliers that currently, or in the future, sell directly to the retail market in which we conduct our current or future business, enhance these efforts and cease or decrease their sales through us, our ability to sell certain products could be harmed.
- Our operations may be impaired if our information technology systems fail to perform adequately or if we are the subject of a data breach or cyber-attack.
- We collect, process, store, use, and share information collected from or about purchasers and users of our website and products. The collection and use of personal information, and analysis and sharing of user data and unique identifiers to inform advertising subject us to legislative and regulatory burdens, may expose us to liability, and our actual or perceived failure to adequately protect consumer data could harm our brand, our reputation in the marketplace and our business.
- We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.
- We may not be able to develop, license or acquire new products, enhance the capabilities of our existing products to keep pace with rapidly changing technology and customer requirements, or successfully manage the transition to new product offerings, any of which could have a material adverse effect on our business, financial condition, and results of operations.
- We have identified certain material weaknesses in our internal control over financial reporting and may experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, as a result of which, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our common stock.
- We have announced that we may adopt a digital treasury strategy which, if adopted and effectuated, would expose us to various risks, including risks associated with holding Bitcoin and other cryptocurrency assets, including the following:
  - Bitcoin and other digital assets are highly volatile assets.
  - Bitcoin does not pay interest or dividends.
  - Our Bitcoin and other digital asset holdings could significantly impact our financial results and the market price of our listed securities.
  - Should we purchase Bitcoin or other digital assets, such acquisition would be completed primarily using proceeds from equity and debt financings.

- o Any Digital Treasury Strategy is new to our business, has not been tested and we will be unable to assure its success or successful implementation.
- o We would be subject to counterparty risks, including in particular risks relating to our custodians.
- o The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of Bitcoin and other cryptocurrency or digital assets.
- o Changes in the accounting treatment of our Bitcoin or other digital currency holdings could have significant accounting impacts, including increasing the volatility of our results.

General Risk Factors Related to Our Business

- Litigation may adversely affect our business, financial condition, and results of operations.
- If product liability lawsuits are brought against us, we may incur substantial liabilities.
- We may not be able to obtain insurance coverage adequate to cover all significant risk exposures.
- Unanticipated changes in our tax provisions, the adoption of new tax legislation or exposure to additional tax liabilities could affect our profitability and cash flows.
- Certain of our products sell on a seasonal basis, resulting in fluctuations in our cash flow, inventory, and accounts payable.
- Our results of operations could be materially harmed if we are unable to accurately forecast customer demand for our products and manage our inventory.
- The failure of third parties to meet their contractual, regulatory, and other obligations could adversely affect our business.
- The sizes of the markets for our current and future products have not been established with precision and may be smaller than we estimate.
- The conflicts between Russia and Ukraine and in the Middle East may have the effect of heightening many of the other risks described in the "Risk Factors" section.

Risks Related to Doing Business with the Cannabis Industry

- While our business includes both the hobbyist gardener, and is not exclusively reliant on the cannabis grower, our growth is nonetheless substantially dependent on the growth and stabilization of the U.S. cannabis market. New California regulations caused licensing shortages and future regulations may create other limitations that decrease the demand for our products. State level regulations adopted in the future may adversely impact our business.
- Legislation and regulations pertaining to the use and cultivation of cannabis have been enacted on both the state and federal government level in the United States. As a result, the laws governing the cultivation and use of cannabis may be subject to change. Any new laws and regulations limiting the use or cultivation of cannabis and any enforcement actions by state and federal governments could indirectly reduce demand for our products and may impact our current and planned future operations.
- Certain of our products may be purchased for use in new and emerging industries and/or be subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, future scientific research and public perception.
- Our indirect involvement in the cannabis industry could affect the public's perception of us and be detrimental to our reputation.
- Businesses involved in the cannabis industry, and investments in such businesses, are subject to a variety of laws and regulations related to money laundering, financial recordkeeping, and regulations surrounding prevention of financial crimes.

Risks Related to Our Common Stock

- If we fail to comply with the continued listing requirements of the Nasdaq Stock Market, it could result in our common stock being delisted, which could adversely affect the market price and liquidity of our securities and could have other adverse effects.
- Our founders, officers and directors may control, and may continue to control, our company for the foreseeable future, including the outcome of matters requiring stockholder approval.
- Future sales of our common stock in the public market could cause the market price of our common stock to decline.

General Risk Factors Related to our Common Stock

- There are risks, including stock market volatility, inherent in owning our common stock.
- We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
- We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.
- As a public company, we are subject to increased costs in relation to maintaining SEC and Nasdaq-related reporting requirements and our management is required to devote substantial time to compliance with our public company reporting responsibilities and corporate governance practices.
- As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our Company and, as a result, the value of our common stock.
- We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to "emerging growth companies" or "smaller reporting companies," this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
- Our stockholders will experience further dilution if we issue additional equity or equity-linked securities in the future.
- If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common stock, the market price for our common stock and trading volume could decline.
- As an actively-traded Nasdaq-listed company, the market price of our common stock may be volatile.
- In the event of liquidation or dissolution of our company, stockholders may not recoup all or any portion of their investment.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Our Business

iPower Inc. (formerly BZRTH, Inc.), a California-based corporation, was formed in Nevada in April 2018 ("iPower," "we," or "us"). Driven by tech and data, iPower is an online retailer and supplier of consumer home, pet, garden products, outdoor and consumer electronics, as well as a provider of value-added ecommerce services for third-party products and brands. iPower's capabilities include a full spectrum of online channels, robust fulfillment capacity, a network of warehouses serving the U.S., competitive last mile delivery partners and a differentiated business intelligence platform. With these capabilities, iPower efficiently moves a diverse catalog of SKUs from its supply chain partners to end consumers every day, providing the best value to customers in the U.S. and other countries. Our sales channels currently include Amazon Vendor, Amazon 3P, Walmart.com, Tiktok, Temu, and other marketplaces as well as our e-commerce websites such as simpledeluxe.com and more. We continue to expand our product categories through product development, our SuperSuite supply chain partner and future acquisitions. We anticipate continuing to expand our reach across the United States and internationally through organic growth. iPower has developed a set of methodologies driven by proprietary data formulas to effectively bring products to market and increase sales.

We are actively developing in-house branded products and through supply chain partners, which to date include ***iPower, Simple Deluxe*** and other brands and consist of products such as home goods, fans, pet products, outdoor, gardening and consumer electronics, some of which have been designated as Amazon Choice products and category best sellers, among others. For the fiscal year ended June 30, 2025, our top five product categories accounted for 69% of total sales. While we continue to focus on our top product categories, we are working to expand our product catalog to include new and adjacent categories through in-house products and our supply chain partners driven by market data analytics.

Products

iPower offers essential products in the home, pet, outdoor, gardening, and consumer electronics categories. We have established ours own in-house branded products as well as third-party brands from supply chain partners which are made available for purchase through our various sales channels. These products range from hydroponic-related items, fans, shelving, pet supplies, outdoor lifestyle products and consumer electronics, some of which have been designated as Amazon best seller product leaders, numerous of which have been designated "Amazon's Choice" and "#1 Best Seller" products. This year, we expanded our in-house catalog to include more general home goods products, with home goods making up our largest meta category.

Our Industry is Large and Rapidly Growing

Our principal industry opportunity is in the retail sale and distribution of consumer goods. Our primary subcategories include consumer home, pet, hydroponics and gardening products, outdoor and consumer electronics. Hydroponics supplies generally include grow light systems; advanced heating, ventilation and air conditioning ("HVAC") systems; water pumps, heaters, chillers and filters; nutrient and fertilizer delivery systems; and various growing media typically made from soil, rock wool or coconut fiber, among others. General gardening supplies generally include environmental sensors and controls and nutrients among others. Home goods supplies currently include commercial fans, floor and wall fans, storage and shelving units, and chairs among others.

Research and Development

The Company has not incurred any significant research and development ("R&D") expenses during the fiscal year ended June 30, 2025. We do most of our development work in conjunction with our supply chain partners and our manufacturing partners, where we co-engineer designs with their development teams. We plan to increase our investments in R&D relating to the improvement of existing products and the development and addition of new product lines.

Customers and Suppliers

We have a diverse customer base, with residential gardeners and home goods consumers constituting a significant portion of our customer base and thus the largest portion of our total sales. We sell to both commercial and home cultivators growing specialty crops, as well as in the home goods category. At present, sales to customers through Amazon and other third-party online platforms accounts for almost all of our annual sales.

We do not manufacture any of the products we sell through our distribution channels. We purchase our products from many different suppliers, including manufacturers and distributors in the U.S. and Southeast Asia. For the years ended June 30, 2025 and 2024, one supplier accounted for 14% and 10% of the Company's total purchases, respectively. We do not have any long-term supply agreements.

Manufacturers

We obtain both our branded proprietary products and distributed products from third party suppliers. Our products are sourced from well diversified suppliers and manufacturers, with approximately 90% sourced from China. Quality control is a critical priority for our team charged with ensuring the supply of the products from our suppliers, specifically those coming from China. We seek to ensure the highest level of quality control for our products through routine factory visits, spot testing and continual, ongoing supplier due diligence.

For distributed products that are sourced from third-party suppliers, our experienced internal sourcing team is charged with maintaining strong relationships with current suppliers, while also constantly tracking current and future market trends and reviewing offerings of new suppliers.

We do not have exclusive purchase agreements with many of our suppliers. Based on our knowledge and communication with our suppliers, we believe some of our suppliers may sell directly to the retail market or to our wholesale customers.

Demand for Products

We believe that demand for iPower's products is strong for several reasons. Consumer interest in hydroponics for in home gardening as a hobby and lifestyle choice surged in interest during the Covid-19 pandemic and has continued as employer work-from-home policies have allowed consumers to continue to expand upon their interests in at home gardening. Our non-hydroponics product lines are also seeing strong demand as the categories we participate in are primarily in large markets with a fragmented supply base. We also believe that our expertise in product development and supply chain management has created a catalog well suited to gaining market share in these categories. In addition, our relationship with our largest channel partner, Amazon, has led to a strong demand environment. Working as a supplier on Amazon's Vendor Central platform, we are confident that we have demonstrated our ability to supply products that consumers want, in sufficient volumes, enabling us to meet the stringent operating metrics required by Amazon. We believe this has allowed us to gain market share from other suppliers in our various channels.

E-Commerce Strategy

The Company continues to grow and develop its e-commerce platforms, including simpledeluxe.com and more, where we sell our in house and third party products. In addition to our websites, we offer products to consumers through established e-commerce channels such as Amazon, eBay, Tiktok, Temu and Walmart. Through these portals we offer various consumer products for sale. Online shoppers can have the ability to peruse our various product categories such as gardening equipment, home fans and furnishing, shelving, outdoor lifestyle products, and pet products, providing consumers with an easy and quick method to find the exact products they need. In addition to these sections, our webstores offer customers periodic flash deals, best value recommendations and clearance sale items. Each product listed on the site contains product descriptions, product reviews and a picture so the consumer can make an informed and educated purchase. Our product filters allow the consumer to search by brand, manufacturer, or by price. Consumers can shop online day and night and have their purchases shipped directly to the location of their choice, or simply elect to use our website as a resource. Google advertising, social media advertising and email list marketing, in addition to auto-ship functionality, are the primary mechanisms we employ to drive traffic to our e-commerce platforms and the other portals through which we make our products available for sale, including Amazon.com, Tiktok, Temu, eBay and Walmart. At present, more than 82% of our total sales occur through Amazon.com.

Large Established Distribution Infrastructure

We have worked to develop a highly developed distribution network through our distribution centers in California as well as partner fulfillment centers across the United States. We work with a network of third-party common carrier trucking/freight companies that service our customers throughout the U.S., Canada and across the globe. We receive daily customer orders via our business-to-business e-commerce platform. Orders are then routed to the applicable distribution center and packed for shipments. Most of our customer orders are shipped within one business day of order receipt.

Competition

The markets in which we sell our products are highly competitive and fragmented. Our key competitors include many local and national vendors of home and gardening supplies, local product resellers of hydroponic and other specialty growing equipment, as well as other online product resellers on large online marketplaces such as Amazon.com and Walmart.com. We compete with companies that have greater capital resources, facilities, and diversity of product lines. Our competitors could also introduce products and as manufacturers are able to sell equipment directly to consumers, our distributors could cease selling products to us.

Notwithstanding the foregoing, we believe that our pricing, inventory and product availability, and overall customer service provide us with the ability to compete in this marketplace. We believe that we have the following core competitive advantages over our competitors:

- In addition to our in-house branded products, we distribute products from third-party brands, ensuring that whatever a customer's particular need may be, they need look no further than iPower for their product needs.
- Our knowledgeable and experienced sales team can provide guidance and insights, whether dealing with a seasoned commercial entity or a first-time purchaser looking to get their grow operations off the ground.
- The convenience of our e-commerce platform allows customers to shop from the comfort of their own home and have their purchases shipped directly to them.
- We believe that our prominent position as a supplier to Amazon means that our products are prominently featured on the world's most important retailer.
- We view ourselves as an industry leader, offering products and new technologies from the largest and most trusted names in the business, as well as our own in-house branded products.

Moreover, we expect that as we continue to grow our business, we will achieve an economy of scale and, as such, will be able to further optimize and expand supply chains, which will enable us to continue to maintain competitive pricing options and deliver the array of items that our customers require. Through supply chain and industry competency, support services, and through our relationships with suppliers, distributors, vendors, and logistics partners, we believe we can maintain and increase our growth trajectory.

Intellectual Property and Proprietary Rights

Our intellectual property primarily consists of our brands and their related trademarks, domain names, websites, customer lists and affiliations, as well as our marketing intangibles, product know-how and technology. We also hold rights to website addresses related to our business, including websites that are actively used in our daily business operations, such as Zenhydro.com and simpledeluxe.com. We own federally registered trademarks for "iPower" and "Simple Deluxe," which correspond to our current in-house branded products.

Government Regulation

We sell products, including hydroponic gardening products, that end users may purchase for use in new and emerging industries or segments, including the growing of cannabis and hemp, that may not grow or achieve market acceptance in a manner that we can predict. The demand for these products depends on the uncertain growth of these industries or segments.

In addition, we sell products that end users may purchase for use in industries or segments, including the growing of cannabis and hemp, that are subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions. For example, certain countries and a total of 48 U.S. states plus the District of Columbia have adopted frameworks, in varying forms, that authorize, regulate, and tax the cultivation, processing, sale, and use of cannabis for medicinal and/or non-medicinal use, as well as hemp and CBD, while the U.S. Controlled Substances Act and the laws of other U.S. states prohibit growing cannabis. In addition, with the passage of the Farm Bill in December 2018, hemp cultivation is now broadly permitted. The 2018 Farm Bill explicitly allows the transfer of hemp-derived products across state lines for commercial or other purposes. It also puts no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law. While we do not know the percentage or actual usage of our products for purposes of growing cannabis or hemp-derived products, for those users who intend to use the Company's products to grow hemp-derived CBD medicinal products, the 2018 Farm Bill officially removed hemp from the list of controlled substances. While we note that the 2018 Farm Bill has not changed the regulatory authority of the Food and Drug Administration as concerns cannabis and cannabis-derived products, and that such products continue to remain subject to the same regulatory requirements as FDA-regulated products, we nonetheless believe the passage of the 2018 Farm Bill will allow the Company to expand its marketplace opportunities.

Our gardening products, including our hydroponic gardening products, are multi-purpose products designed and intended for growing a wide range of plants and are purchased by cultivators who may grow any variety of plants, including cannabis and hemp. Although the demand for certain of our products may be negatively impacted depending on how laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions develop, we cannot reasonably predict the nature of such developments or the effect, if any, that such developments could have on our business. The changing laws may cause us to experience additional capital expenditures as we adapt our business to meet the requirements of the evolving legal and regulatory landscape.

We believe that the growth in licensed cannabis cultivation facilities and the growth in organically grown produce will increase the general demand for hydroponics products, including the hobbyist consumer segment that we serve. Further, we believe our dedication to providing consumers with innovative and cutting-edge products tailored to their individual needs, combined with our industry knowledge and customer service, has positioned iPower to take advantage of the domestic and international growth anticipated for hydroponic products.

Our Digital Treasury Strategy

We recently announced our plans to adopt a digital treasury strategy (the "Digital Treasury Strategy"), with the plan of holding various cryptocurrency assets, starting with the plan of acquiring major digital currencies to serve as Company's primary treasury reserve asset. When and if we do establish a Digital Treasury Strategy, we may hold a variety of cryptocurrency assets, which may change from time to time. The Company has not yet launched a Digital Treasury Strategy and it is unknown when, or if, we will commence such strategy.

Corporate Structure

We have been conducting business as iPower Inc. (formerly BZRTH Inc.) since our formation in 2018 and subsequent acquisition of the assets, and certain liabilities, of BizRight LLC. In order to diversify and facilitate the Company's marketing and research and development activities, we used two variable interest entities, E Marketing Solution Inc. ("E Marketing") and Global Products Marketing Inc. ("GPM"), to perform and conduct certain aspects of our business relative to marketing, banking and cash management. E-Marketing and GPM were wholly owned by one of our shareholders, Shanshan Huang, and one of our founders and majority shareholders, Chenlong Tan. On May 18, 2021, the Company entered into equity purchase agreements with the shareholders of E Marketing and GPM, pursuant to which we acquired 100% of the equity interests of each of E Marketing and GPM for nominal consideration and E Marketing and GPM became our wholly owned subsidiaries.

On February 15, 2022, the Company acquired Anivia Limited ("Anivia"). Anivia indirectly owns Dayourenzai (Shenzhen) Technology Co., Ltd. ("DYRZ"), a corporation located in the People's Republic of China ("PRC"), which is a wholly foreign-owned enterprise of Fly Elephant Limited. Dayourenzai (Shenzhen) Technology Co., Ltd. which controlled, through contractual arrangements, the business, revenues, and profits of Daheshou (Shenzhen) Information Technology Co., Ltd., a company organized under the laws of the PRC and is located in Shenzhen, China ("DHS"). DHS was principally engaged in selling a wide range of products and providing merchandizing and logistics services in the PRC. In 2023, iPower purchased approximately 90% of its products and supplies from or through DHS. During 2025, we moved the business that was being conducted under DHS into iPower and DYRZ. After transferring all of the assets and operations out of DHS, on August 4, 2025, we entered into a contract termination agreement with DHS and its direct shareholders, Xiaoyun Liu and Jing Xie, and terminated our contractual relationship with DHS.

In addition, on February 10, 2022 and January 14, 2022, respectively, we entered into joint venture agreements with Global Social Medial, LLC, a Nevada limited liability company formed in 2022 which provides social media platform and services to assist business in product marketing ("GSM"), and Box Harmony, LLC, a Nevada limited liability company ("Box Harmony") formed in 2022 which provides logistics services primarily for foreign-based manufacturers and distributors who desire to sell their products online in the United States with such logistic services to include, without limitation, receiving, storing and transporting such products. We have a 60% equity interest in GSM and a 40% equity interest in Box Harmony.

On June 3, 2025, the Company, Custom Cup Factory, Inc., a California corporation ("CCF"), and Yi Yang entered into the Limited Liability Company Operating Agreement (the "Operating Agreement") of United Package NV, LLC, a Nevada limited liability corporation (the "Joint Venture").

The Joint Venture focuses on the domestic production of packaging materials to serve the rapidly growing demands of U.S. businesses seeking reliable, sustainable, and cost-effective supply chain solutions without reliance on offshore manufacturing. Pursuant to the terms of the Operating Agreement, the Company owns 2,280 Class A Voting Units (as defined in the Operating Agreement) of the Joint Venture in consideration for the Joint Venture's use of certain of the Company's equipment and facility. Ms. Yang owns 1,140 Class A Voting Units of the Joint Venture in consideration for Ms. Yang's commitment to manage the business of the Joint Venture and CCF owns 1,710 Class A Voting Units of the Joint Venture in consideration for CCF's contribution of its marketing expertise, existing sales channel and customer list. The Joint Venture is managed by the Company, CCF and Yang.

Corporate Information

The Company, a Nevada corporation, was formed on April 11, 2018 under the name BZRTH Inc. On September 4, 2020, we filed a Certificate of Amendment with the State of Nevada changing our name to iPower Inc.

Our principal offices are located at 8798 9th Street, Rancho Cucamonga, CA 91730, and our phone number is (626) 863-7344. Our business website is www.meetipower.com and our e-commerce websites are www.Zenhydro.com and www.simpledeluxe.com. Information contained on our websites should not be deemed incorporated by reference and is not a part of this Annual Report.

Employees

As of October 9, 2025, we had a total of 10 full-time and four part-time employees and consultants. None of our employees are subject to collective bargaining agreements.

ITEM 1A. RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider all of the risks described below, together with the other information contained in this Annual Report, including our financial statements and related notes, before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Products

We sell proprietary brand offerings, as well as third party brands, which could expose us to various risks.

We rely on different intellectual property rights, including trade secrets and trademarks and the strength of our proprietary brands, which we consider important to our business. If we are unable to protect or preserve the value of our intellectual property rights for any reason, or if we fail to maintain our brand image due to actual or perceived product or service quality issues, adverse publicity, governmental investigations or litigation, or other reasons, our brand and reputation could be damaged, and our business may be harmed.

Although we believe that our proprietary brand products offer significant value to our customers at each price point and provide us with higher gross margins than sales of comparable third-party branded products, expanding our proprietary brand offerings subjects us to certain specific risks in addition to those discussed elsewhere in this section, such as:

- potential mandatory or voluntary product recalls in the event of product defects or other issues;
- the measures we take may not effectively or sufficiently protect and/or maintain the intellectual property, and proprietary rights associated with our products and business;
- we may be required to heavily invest in marketing such proprietary branded products;
- our ability to successfully innovate and obtain, maintain, protect and enforce our intellectual property and proprietary rights (including defending against counterfeit, knock offs, grey-market, infringing or otherwise unauthorized goods); and
- our ability to successfully navigate and avoid claims related to the intellectual property and proprietary rights of third parties, which, if successful, could force us to modify or discontinue products, pay significant damages or enter into expensive licensing arrangements with the prevailing party, in addition to other harm, including to our reputation or financial results.

An increase in sales of our proprietary brands may also adversely affect our sales of the products of certain of our vendors which may, in turn, adversely affect our relationship with such vendors. Our failure to adequately address some or all of these risks could have a material adverse effect on our business, results of operations and financial condition.

Our competitors and potential competitors may develop products and technologies that are more effective or commercially attractive than our products.

Our products compete against national and regional products and in-house branded products produced by various suppliers, many of which are established companies that provide products that perform functions similar to our products. Our competitors may develop or market products that are more effective or commercially attractive than our current or future products. Some of our competitors have substantially greater financial, operational, marketing, and technical resources than we do. Moreover, some of these competitors may offer a broader array of products and sell their products at prices lower than ours and may have greater name recognition. In addition, if demand for our specialty indoor gardening supplies and products continues to grow, we may face competition from new entrants into our field. Due to this competition, there is no assurance that we will not encounter difficulties in generating or increasing revenues and capturing market share. In addition, increased competition may lead to reduced prices and/or margins for products we sell. We may not have the financial resources, relationships with key suppliers, technical expertise or marketing, distribution, or support capabilities to compete successfully in the future.

We may not be able to successfully develop new products or improve existing products or maintain our effectiveness in reaching consumers through rapidly evolving communication vehicles.

Our future success depends, in part, upon our ability to improve our existing products and to develop, manufacture and market new products to meet evolving consumer needs. We cannot be certain that we will be successful in developing, manufacturing and marketing new products or product innovations which satisfy consumer needs or achieve market acceptance, or that we will develop, manufacture and market new products or product innovations in a timely manner. If we fail to successfully develop, manufacture and market new products or product innovations, or if we fail to reach existing and potential consumers, our ability to maintain or grow our market share may be adversely affected, which in turn could materially adversely affect our business, financial condition and results of operations. In addition, the development and introduction of new products and product innovations require substantial research, development, and marketing expenditures, which we may be unable to recoup if such new products or innovations do not achieve market acceptance.

Many of the products we distribute and market, such as our fertilizers and nutrients, contain ingredients that are subject to regulatory approval or registration with certain U.S. state regulators. The need to obtain such approval or registration could delay the launch of new products or product innovations that contain ingredients or otherwise prevent us from developing and manufacturing certain products and product innovations.

The availability and cost of transportation for our products is vital to our success, and the loss of availability or increase in the cost of transportation or freight costs could have an unfavorable impact on our business, results of operations, financial condition, and cash flows.

Our ability to obtain adequate and reasonably priced means of transportation to import and distribute our products is a key factor in our success. Delays in transportation, including weather-related delays and disruptions due to a pandemic or similar public health emergency, could have a material adverse effect on our business and results of operations. Further, higher fuel costs and increased line haul costs due to industry capacity constraints, customer delivery requirements and a more restrictive regulatory environment, could negatively impact our financial results. If we were unable to pass higher freight costs to our customers in the form of price increases, those higher costs could have a material adverse effect on our business, results of operations, financial condition and cash flows. Further, an increase in the selling prices for our products resulting from a pass-through of increased freight costs could also have an adverse impact on the volume of products we sell, and as a result, our business, financial condition, and operating results may suffer.

The ongoing conflict between Russia and Ukraine may adversely affect our business, financial condition, or results of operations.

On February 24, 2022, Russia initiated a military offensive in Ukraine. While neither Ukraine nor Russia is a key supplier of ours, the scope, intensity, duration and outcome of the ongoing war is uncertain and its continuation or escalation could have a material adverse effect on iPower due to the general impact on the global supply chain and prices of certain commodities. While we presently have no business or direct trade relationships with entities located in Russia or Ukraine, the ongoing conflict between Russia and Ukraine could potentially cause supply chain disruptions that could disrupt our business should any of our end-suppliers rely on supplies, products or shipments from those regions.

In response to the war, the United States, other North Atlantic Treaty Organization ("NATO") member states, as well as non-member states, have announced targeted economic sanctions on Russia, certain Russian citizens and enterprises. Any continuation or escalation of the war may trigger a series of additional economic and other sanctions. Certain companies have experienced negative reactions from their investors, employees, customers, or other stakeholders as a result of their action or inaction related to the war between Russia and Ukraine. We continue to monitor the reactions of our investors, employees, customers and other stakeholders and, as of the date of this report, have neither experienced any material adverse financial impacts nor suffered from the loss of key customers or employees.

In addition, the risk of cybersecurity incidents has increased in connection with the ongoing war, driven by justifications such as retaliation for the sanctions imposed in conjunction with the war, or in response to certain companies' continued operations in Russia. For example, the war has been accompanied by cyberattacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations and could increase the frequency and severity of cyber-based attacks against our information technology systems. While we have taken actions to mitigate such potential risks, the proliferation of malware from the war into systems unrelated to the war or cyberattacks against U.S. companies in retaliation for U.S. sanctions against Russia or U.S. support of Ukraine, could also adversely affect our operations.

We insure ourselves against many types of risks; however, while this insurance may mitigate certain of the risks associated with the ongoing war, our level of insurance may not cover all losses we could incur. The potential effects of these conditions could have a material adverse effect on our business, results of operations and financial condition.

The occurrence of any epidemic or pandemic, including but not limited to COVID-19 or similar infectious diseases, and any resurgence in related infections, whether in the U.S., China or elsewhere, along with efforts to mitigate their impact, could adversely affect our business, liquidity, operations, financial condition, the business of our suppliers, vendors and logistic partners, and the price of our securities.

The emergence of any epidemic or pandemic, and the measures taken to combat such health crises by public health authorities and governments at local, national, and international levels, may have significant adverse effects on our business. These measures, which may directly or indirectly impact our operations, include but are not limited to:

- Voluntary or mandatory quarantines;
- Restrictions on travel;
- Limitations on gatherings in public places;
- Temporary closures of non-essential businesses;
- Supply chain disruptions; and
- Changes in consumer behavior and spending patterns.

In the event of a future epidemic or pandemic, we cannot predict the duration of such an outbreak, the effectiveness of our response, or the full extent of the disruption to our operations. The impact may vary depending on the nature and severity of the health crisis, as well as the specific measures implemented to contain its spread and mitigate its effects.

Furthermore, even after an epidemic or pandemic subsides, we may continue to experience adverse effects to our business as a result of a pandemic's overall global economic impact, including any recession, economic downturn or increased unemployment that has occurred or may occur in the future.

We have a limited operating history on which stockholders and potential investors can evaluate our business or base an investment decision.

Our business prospects are difficult to predict given our limited operating history and unproven business strategy. While we inherited in 2018 the business of our predecessor entity, BizRight LLC, an entity through which we acquired certain assets and assumed certain liabilities, we did not begin operations under iPower Inc. (formerly BZRTH Inc.) until our formation in April 2018. Thereafter, we launched our e-commerce platforms, www.Zenhydro.com and www.simpledeluxe.com, where we sell our own in-house branded products, marketed under the iPower and Simple Deluxe brands, and provide distribution for hundreds of other brands manufactured by a number of third-party vendors. Accordingly, the operation of our e-commerce platform, branding and marketing of our own in-house branded products, and our relationships with third-party vendors and suppliers have been limited. If we are unable to effectively maintain our relationships with third-party vendors and suppliers, manage our e-commerce operations, as well as other sales platforms/distribution network, our business is unlikely to succeed. Our business should be viewed in light of these risks, challenges and uncertainties. In addition, our board of directors only authorized our commencement of the Digital Treasury Strategy in June 17, 2025, so, in the event we launch such strategy, we have only limited experience in that area and cannot assure investors that we will be successful in executing on a Digital Treasury Strategy.

Almost all of our sales are carried out through third-party platforms, including Amazon, Temu, Walmart and eBay; any disruption in our selling efforts on such third party platforms could substantially disrupt our business.

While we maintain our own websites, *Zenhydro.com* and *simpledeluxe.com*, as well as our offline wholesale department, almost all of our sales occurred on third party platforms such as Amazon, Temu, Walmart and other platforms. As such, should we experience a disruption in our sales on third party platforms, or should such third party platforms somehow come to rank us unfavorably or fail to list our products, this could negatively affect our overall sales and, thus, negatively impact our overall revenues.

Poor economic conditions could adversely affect our business.

Uncertain global economic conditions, particularly in light of the COVID-19 pandemic, could adversely affect our business. During the COVID-19 pandemic, some of the effects of which are still ongoing, there have been ongoing negative global economic trends, such as decreased consumer and business spending, higher than normal unemployment levels and declining consumer and business confidence. All of these issues have posed challenges to our business and could result in declining revenues, profitability and cash flow. Although we continue to devote significant resources to support our brands, unfavorable economic conditions may negatively affect demand for our products. Our most price-sensitive customers may trade down to lower priced products during challenging economic times or if current economic conditions worsen, while other customers may reduce discretionary spending during periods of economic uncertainty, which could reduce sales volumes of our products in favor of our competitors' products or result in a shift in our product mix from higher margin to lower margin products.

Heightened inflation, increased interest rates and other economic conditions including potential recession and credit market disruptions could negatively impact our business.

Customer demand for our products may be influenced by heightened inflation, increased interest rates and other weak economic conditions including recessionary conditions and credit market disruptions and volatility. Continued weak economic conditions may cause a decrease in demand for our products from our customers. In addition, these economic conditions may adversely impact certain customers, suppliers and other vendors who are highly leveraged. Accordingly, in an environment of heightened inflation, increased interest rates or other recessionary pressures, our business, financial condition and results of operation may be adversely impacted.

Volatile or weakened economic conditions in the U.S. and globally may adversely affect our business and operating results. Moreover, while the recent banking crisis involving the closure of Silicon Valley Bank ("SVB") and other small banks did not have a material direct impact on our business, continued instability in the global banking system may result in additional bank failures, as well as volatility of global financial markets, either of which may adversely impact our business and financial condition.

Our overall performance depends in part on U.S. and international macroeconomic conditions. The U.S. and other key international economies, including China, have experienced and may in the future experience significant economic and market downturns in which economic activity is impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, inflation, bankruptcies and overall uncertainty with respect to the economy. These economic conditions can arise suddenly and the full impact of such conditions are impossible to predict. In addition, geopolitical and domestic political developments, such as existing and potential trade wars and other events beyond our control, such as the war in Ukraine and the trade war between the U.S. and China, can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets.

Moreover, there has been recent turmoil in the global banking system. For example, in March 2023, SVB was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. First-Citizens Bank & Trust Company then assumed all of SVB's customer deposits and certain other liabilities and acquired substantially all of SVB's loans and certain other assets from the FDIC. While the closure of SVB, and the subsequent failures of Signature Bank, First Republic Bank and Heartland Tri-State Bank, did not have a material direct impact on our business, continued instability in the global banking system may result in additional bank failures, as well as volatility of global financial markets, either of which may adversely impact our business and financial condition.

Government efforts to combat inflation, along with other interest rate pressures arising from an inflationary economic environment, could lead to higher financing costs.

Inflation has risen on a global basis, the U.S. has been experiencing historically high levels of inflation, and government entities have taken various actions to combat inflation, such as by raising interest rate benchmarks. Government entities may continue their efforts, or implement additional efforts, to combat inflation, which could include, among other things, continuing to raise interest rate benchmarks or maintaining interest rate benchmarks at elevated levels. Such government efforts, along with other interest rate pressures arising from an inflationary economic environment, could lead to higher financing costs and have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on our access to the China markets for the production of our products; should U.S. and China trade relations further deteriorate, and should the ongoing trade war continue, our supply chain, and thus our operations and revenues, could be subject to deleterious effects.

We are heavily reliant on manufacturers in China to produce many of the goods we sell. Approximately 96% of the products we purchased for resale during the fiscal year ended June 30, 2025 were manufactured in and imported from China. At present, we have 7 suppliers in the U.S. and more than 144 suppliers in China. However, all of the goods sourced in China were purchased through our VIE, DHS. The U.S. and China have been involved in ongoing trade disputes, resulting in increased tariffs when such goods arrive in the U.S., among other things. Any changes in U.S. trade policy, or an escalation in the ongoing trade disputes, could trigger retaliatory actions, resulting in "trade wars" and an increase in costs for goods imported into the United States. Such actions could disrupt our supply chain. In addition, increased tariffs could, in turn, reduce customer demand for such products as such tariffs could cause us to have to increase the price at which we sell our goods, or it could result in trading partners limiting their trade with the United States. To date, iPower has absorbed some of the costs related to increased tariffs. However, should we be unable to continue to absorb such costs, or should we need to pass all such costs on to consumers, such increase could cut into our competitive advantage and our volume of sales activity in the United States could be materially reduced. Any such reduction may materially and adversely affect our sales and our business.

Our China-based subsidiary, Dayourenzi (Shenzhen) Technology Co., Ltd., through which we have historically procured much of our inventory and overseas logistical support, is owned through contractual agreements, as required by the laws of the PRC. As a result, the Chinese government could potentially exercise significant oversight and/or discretion over the business and operations of our China-based subsidiary and could potentially intervene in or influence the operations of those businesses at any time.

We recently acquired two China-based subsidiaries, Dayourenzi (Shenzhen) Technology Co., Ltd. ("DYRZ") and Daheshou (Shenzhen) Information Technology Co., Ltd. ("DHS"). (DYRZ and DHS together are referred to as our "China-based Subsidiary"). The Operating Company DYRZ, in conjunction with our since disposed variable interest entity, DHS, has historically provided the bulk of our China-based procurement and logistical needs and we believe it will help streamline our procurement of goods and shipping, as well as reduce costs by bringing these services in house. Our China-based subsidiary is owned by us through contractual arrangements with our Hong Kong subsidiary, Fly Elephant Limited, and its parent company, Anivia Limited, a British Virgin Islands company. In addition, our China-based subsidiary may be at risk of influence by the PRC government as it is subject to the laws, rules and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our China-based Subsidiary, and the regulations to which they are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our own policies and practices. New laws, regulations and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may, as regards our China-based Subsidiary:

- Delay or impede development,

- Result in negative publicity or increase our operating costs,

- Require significant management time and attention, and

- Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our China-based business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, could restrict or otherwise unfavorably impact the ability or manner in which we conduct the business of our China based subsidiaries and could require us to change certain aspects of their business to ensure compliance, which could delay our procurement of goods, reduce revenues, increase costs, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented in the PRC, our business, financial condition, and results of operations could be adversely affected.

We face intense competition that could prohibit us from developing or increasing our customer base.

The specialty gardening and hydroponic product industry is highly competitive. We may compete with companies that have greater capital resources and facilities. More established gardening companies with much greater financial resources which do not currently compete with us may be able to easily adapt their existing operations to sell hydroponic growing equipment. Our competitors may also introduce new hydroponic growing equipment, and manufacturers may sell equipment direct to consumers. Due to this competition, there is no assurance that we will not encounter difficulties in increasing revenues and maintaining and/or increasing market share. In addition, increased competition may lead to reduced prices and/or margins for products we sell.

If we need additional capital to fund the expansion of our operations, we may not be able to obtain sufficient capital on terms favorable to us and may be forced to limit the expansion of our operations.

In connection with our growth strategies, we may experience increased capital needs and, accordingly, we may not have sufficient capital to fund the future expansion of our operations without additional capital investments. There can be no assurance that additional capital will be available to us on terms favorable to us or at all. If we cannot obtain sufficient capital to fund our expansion, we may be forced to limit the scope of our acquisitions and growth prospects.

Our business depends substantially on the continuing efforts of our executive officers and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially our Chairman, Chief Executive Officer, President and Interim Chief Financial Officer, Chenlong Tan. We do not presently maintain key man life insurance on any of our executive officers or directors, although we intend to obtain such insurance in the near future. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. The loss of any of our executive officers could cause our business to be disrupted, and we may incur additional and unforeseen expenses to recruit and retain new officers.

If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive hydroponics and gardening industry depends in large part upon our ability to attract highly qualified managerial and sales personnel. In order to induce valuable employees to come and work for us and to remain with us, we may provide employees with stock options, restricted stock, restricted stock units that vest over time. The value to employees of such incentive stock and stock options that vest over time will be significantly affected by movements in our stock price that we will not be able to control and may at any time be insufficient to counteract more lucrative offers our employees may receive from other companies. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior personnel. Certain of our executive officers have employment agreements but these agreements do not guarantee us the continued services of such employees. Further, we do not currently offer any health care or retirement benefits to any of our employees, and many of our more established competitors may offer more competitive compensation packages for the kind of personnel that is critical to our company's survival and success. If we have difficulty identifying, attracting, hiring, training and retaining such qualified personnel, or incur significant costs in order to do so, our business and financial results could be negatively impacted. For example, offering competitive compensation packages may significantly increase our operating expenses and negatively impact our gross profits. Further, the loss of our executive officers or our other key personnel, particularly with little or no notice, could cause delays on business developments and projects and could have an adverse impact on our customers and industry relationships, our business, operating results, or financial condition.

In order to increase our sales and marketing infrastructure, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As we continue to work to increase our presence across the hydroponics market, we will need to expand the size of our employee base for managerial, operational, sales, marketing, financial, human resources, and other areas of specialization. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate, and integrate additional employees. In addition, our management may have to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Our future financial performance and our ability to continue to grow our operation and effectively compete in the hydroponics industry will depend in part on our ability to effectively manage any future growth.

Certain of our products may be purchased for use in the cannabis industry and/or be subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions.

Our hydroponic gardening products are multi-purpose products designed and intended for growing a wide range of plants and are generally purchased from retailers by end users who may grow any variety of vegetables and plants, including cannabis. As such, we sell hydroponic gardening products that end users may purchase for use in a variety of industries or segments, including the growing of cannabis. The cannabis industry is subject to varying, inconsistent and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations and consumer perceptions. For example, certain countries and a total of 46 U.S. states plus the District of Columbia have adopted frameworks that authorize, regulate and tax the cultivation, processing, sale and use of cannabis for medicinal and/or non-medicinal use, including legalization of hemp and CBD, while the U.S. Controlled Substances Act and the laws of U.S. states prohibit growing cannabis.

We act solely as a supplier and distributor of hydroponics equipment and supplies, and at no time do we engage in the cultivation, sale, distribution or dispensing of cannabis or any cannabis products or accessories. In addition, we believe that none of our hydroponic equipment and supplies or any other products we sell would be considered paraphernalia under federal drug paraphernalia laws. Similar to Amazon and eBay, we do not advertise or promote our products on our website for use in growing cannabis, nor do we screen or otherwise track how our customers use our products – whether it is to grow flowers, fruits, vegetables or cannabis.

We are unaware of any threatened or actual law enforcement activity against manufacturers, distributors or retailers of hydroponic supplies that could potentially be used by participants in the cannabis industry, and do not believe that our operations directly or indirectly violate aid and abet violations of the Controlled Substances Act (including Section 856) or other federal laws (including conspiracy laws, money laundering laws, or RICO. Nevertheless, a theoretical risk exists that our activities could be deemed to be facilitating the selling or distribution of cannabis in violation of the Federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act. Federal authorities have not focused their resources on such tangential or secondary violations of the Act, nor have they threatened to do so, with respect to the sale of equipment that might be used by cannabis gardeners, or with respect to any supplies marketed to participants in the emerging medical cannabis industry. We are unaware of such a broad application of the Controlled Substances Act by federal authorities.

If the federal government were to change its practices, or were to expend its resources attacking providers of equipment that could be usable by participants in the medical or recreational cannabis industry, such action could have a materially adverse effect on our operations, our customers, or the sale of our products. In addition, we could be faced with or required to expend substantial resources in an effort to comply with new and changing laws and regulations. Such necessary capital expenditures could negatively affect our earnings and competitive position.

Although the demand for our products may be negatively impacted depending on how laws, regulations, administrative practices, enforcement approaches, judicial interpretations and consumer perceptions develop, we cannot reasonably predict the nature of such developments or the effect, if any, that such developments could have on our business.

Continued federal intervention in certain segments of the cannabis industry may have a negative impact on us.

Although we expect minimal impact on the Company from any federal government crackdown on cannabis providers, a disruption to the cannabis industry could cause some potential customers to be more reluctant to invest in growing equipment, including equipment we sell. Moreover, the federal government's tactics may change or have unforeseen effects, which could be detrimental to our business.

Acquisitions, other strategic alliances, and investments could result in operating difficulties, dilution, and other harmful consequences that may adversely impact our business and results of operations.

Acquisitions are an important element of our overall corporate development strategy and use of capital, and such transactions could be material to our financial condition and results of operations. We expect to continue to evaluate and enter into discussions regarding a wide array of potential acquisition targets and strategic transactions. The areas where we may face risks in connection with such acquisitions include, but are not limited to, the failure to successfully further develop the acquired business, the implementation or remediation of controls, procedures and policies at the acquired business, the transition of employees, operations, users and customers onto our existing platforms, and cultural challenges associated with integrating employees from the acquired business into our organization, and the continued retention of such employees going forward. Our failure to address these risks or other problems encountered in connection with our acquisitions could cause us to fail to realize the anticipated benefits of such acquisitions, investments or alliances, incur unanticipated liabilities, and harm our business generally.

Our acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or impairment of goodwill and purchased long-lived assets, and restructuring charges, any of which could harm our financial condition or results of operations and cash flows. In addition, the anticipated benefits and synergies of many of our acquisitions may not materialize.

Our ongoing investment in and development of our new in-house branded product line is inherently risky and could disrupt our ongoing businesses.

We have invested and expect to continue to invest in our own in-house branded product lines. Such endeavors may involve significant risks and uncertainties, including insufficient revenues to offset liabilities assumed and expenses associated with this new investment, inadequate return of capital on our investment, and unidentified issues not discovered in our assessment of such strategy and offerings. Because this venture is inherently risky, no assurance can be given that such strategy and offerings will be successful and will not adversely affect our reputation, financial condition, and operating results.

If we are unable to effectively execute our e-commerce business, our reputation and operating results may be harmed.

We sell certain of our products over the internet through our e-commerce platforms, www.Zenhydro.com and www.simpledeluxe.com. The success of our e-commerce business depends on our investment in this platform, consumer preferences and buying trends relating to e-commerce, and our ability to both maintain the continuous operation of our online store and our fulfillment operations and provide a shopping experience that will generate orders and return visits to our online store.

We are also vulnerable to certain additional risks and uncertainties associated with our e-commerce business, including: changes in required technology interfaces; website downtime and other technical failures; costs and technical issues associated with website software, systems and technology investments and upgrades; data and system security; system failures, disruptions and breaches and the costs to address and remedy such failures, disruptions or breaches; computer viruses; and changes in and compliance with applicable federal and state regulations. In addition, our efforts to remain competitive with technology trends, including the use of new or improved technology, creative user interfaces and other e-commerce marketing tools such as paid search and mobile applications, among others, may increase our costs and may not increase sales or attract consumers. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales of our e-commerce business, as well as damage our reputation and brands.

In addition, the success of our e-commerce business and the satisfaction of our customers depends on their timely receipt of our products and their ability to pick up their desired products from one of our garden centers. The efficient delivery and/or pick up of our products requires that our garden and distribution centers have adequate capacity to support the current level of e-commerce operations and any anticipated increased levels that may occur as a result of the growth of our e-commerce business. If we encounter difficulties with our garden and distribution centers, or if any garden and distribution centers shut down for any reason, including as a result of fire or other natural disaster, or pursuant to expanded stay-at-home orders or other restrictions due to any potential pandemic, we could face shortages of inventory, which would result in our inability to properly our online store. Such a situation could cause us to incur significantly higher costs and lead to longer lead times associated with distributing products to our customers, which could cause us to lose customers. Experiencing any of these issues could have a material adverse effect on our business and harm our reputation.

A substantial proportion of our sales occur on Amazon and, as such, should our Company experience any negative actions by Amazon, our sales could be significantly affected.

A significant proportion of our sales occur on the Amazon.com platform. For the years ended June 30, 2025 and 2024, Amazon Vendor and Amazon Seller customers accounted for 82% and 90% of the Company's total revenues, respectively, and as of June 30, 2025 and 2024, accounts receivable from Amazon Vendor and Amazon Seller accounted for 72% and 91% of the Company's total accounts receivable, respectively. Any disruption in our sales or accessibility to Amazon, or any negative action taken by Amazon related to our sales, could negatively affect our business.

Our reliance on third-party manufacturers could harm our business.

We rely on third parties to manufacture certain of our products. This reliance generates a number of risks, including decreased control over the production process, which could lead to production delays or interruptions and inferior product quality control. In addition, performance problems at these third-party manufacturers could lead to cost overruns, shortages, or other problems, which could increase our costs of production or result in delivery delays to our customers.

In addition, if one or more of our third-party manufacturers becomes insolvent or unwilling to continue to manufacture products of acceptable quality, at acceptable costs and in a timely manner, our ability to deliver products to our retail customers could be significantly impaired. Substitute manufacturers may not be available or, if available, may be unwilling or unable to manufacture the products we need on acceptable terms. Moreover, if customer demand for our products increases, we may be unable to secure sufficient additional capacity from our current third-party manufacturers, or others, on commercially reasonable terms, or at all.

Our reliance on a limited base of suppliers for certain products, such as light ballasts, may result in disruptions to our business and adversely affect our financial results.

We rely on a limited number of suppliers for certain of our products and supplies. For the years ended June 30, 2025 and 2024, one supplier accounted for 14% and 10% of the Company's total purchases, respectively. Such reliance on a limited number of suppliers may increase our risk of experiencing disruptions in our business. As we do not have any long-term supply agreements, in the event we are unable to maintain supplier arrangements and relationships, if we are unable to contract with suppliers at the quantity and quality levels needed for our business, if any of our key suppliers becomes insolvent or experience other financial distress including with respect to staffing and shipping of products, we could experience disruptions in our supply chain, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Although we continue to implement risk-mitigation strategies for single-source suppliers, we rely on a limited number of suppliers for certain of our products. If we are unable to maintain supplier arrangements and relationships, if we are unable to contract with suppliers at the quantity and quality levels needed for our business, or if any of our key suppliers becomes insolvent or experience other financial distress, we could experience disruptions in production, which could have a material adverse effect on our financial condition, results of operations and cash flows.

A significant interruption in the operation of our or our suppliers' facilities could impact our capacity to produce products and service our customers, which could adversely affect revenues and earnings.

Operations at our and our suppliers' facilities are subject to disruption for a variety of reasons, including fire, flooding or other natural disasters, disease outbreaks or pandemics, acts of war, terrorism, government shut-downs and work stoppages. A significant interruption in the operation of our or our suppliers' facilities, especially for those products manufactured at a limited number of facilities, such as fertilizer and liquid products, could significantly impact our capacity to sell products and service our customers in a timely manner, which could have a material adverse effect on our customer relationships, revenues, earnings, and financial position.

If our suppliers are unable to source raw materials in sufficient quantities, on a timely basis, and at acceptable costs, our ability to sell our products may be harmed.

The manufacture of some of our products is complex and requires precise high-quality manufacturing that is difficult to achieve. We have in the past, and may in the future, experience difficulties in manufacturing our products on a timely basis and in sufficient quantities. These difficulties have primarily related to difficulties associated with ramping up production of newly introduced products and may result in increased delivery lead-times and increased costs of manufacturing these products. Our failure to achieve and maintain the required high manufacturing standards could result in further delays or failures in product testing or delivery, cost overruns, product recalls or withdrawals, increased warranty costs or other problems that could harm our business and prospects.

In determining the required quantities of our products and the manufacturing schedule, we must make significant judgments and estimates based on historical experience, inventory levels, current market trends and other related factors. Because of the inherent nature of estimates, there could be significant differences between our estimates and the actual amounts of products we require, which could harm our business and results of operations.

Disruptions in availability or increases in the prices of raw materials sourced by suppliers could adversely affect our results of operations.

We source many of our product components from outside of the United States. The general availability and price of those components can be affected by numerous forces beyond our control, including political instability, the conflict between Russia and Ukraine, trade restrictions and other government regulations, duties and tariffs, price controls, changes in currency exchange rates and weather. A significant disruption in the availability of any of our key product components could negatively impact our business. In addition, increases in the prices of key commodities and other raw materials could adversely affect our ability to manage our cost structure. Market conditions may limit our ability to raise selling prices to offset increases in our raw material costs. Our proprietary technologies can limit our ability to locate or utilize alternative inputs for certain products. For certain inputs, new sources of supply may have to be qualified under regulatory standards, which can require additional investment and delay bringing a product to market.

If our suppliers that currently, or in the future, sell directly to the retail market in which we conduct our current or future business, enhance these efforts and cease or decrease their sales through us, our ability to sell certain products could be harmed.

Our distribution and sales and marketing capabilities provide significant value to our suppliers. Distributed brand suppliers sell through us in order to access thousands of retail and commercial customers across the United States with short order lead times, no minimum order quantity on individual items, free or minimal freight expense and trade credit terms. Based on our knowledge and communication with our suppliers, we believe some of our suppliers sell directly to the retail market. If these suppliers were to cease working with us or proceed to enhance their direct-to-customer efforts, our product offerings, reputation, operation and business could be materially adversely affected.

Our operations may be impaired if our information technology systems fail to perform adequately or if we are the subject of a data breach or cyber-attack.

We rely on information technology systems to conduct our business, including communicating with employees and our key commercial customers, ordering, and managing materials from suppliers, shipping products to customers and analyzing and reporting results of operations. While we have taken steps to ensure the security of our information technology systems, our systems may nevertheless be vulnerable to computer viruses, security breaches and other disruptions from unauthorized users. If our information technology systems are damaged or cease to function properly for an extended period of time, whether as a result of a significant cyber incident or otherwise, our ability to communicate internally as well as with our retail customers could be significantly impaired, which may adversely impact our business.

Additionally, in the normal course of our business, we collect, store, and transmit proprietary and confidential information regarding our customers, employees, suppliers and others, including personal information. An operational failure or breach of security from increasingly sophisticated cyber threats could lead to loss, misuse or unauthorized disclosure of this information about our employees or customers, which may result in regulatory or other legal proceedings, and have a material adverse effect on our business and reputation. We also may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Any such attacks or precautionary measures taken to prevent anticipated attacks may result in increasing costs, including costs for additional technologies, training, and third-party consultants. The losses incurred from a breach of data security and operational failures as well as the precautionary measures required to address this evolving risk may adversely impact our financial condition, results of operations and cash flows.

We collect, process, store, use, and share information collected from or about purchasers and users of our website and products. The collection and use of personal information, and analysis and sharing of user data and unique identifiers to inform advertising subject us to legislative and regulatory burdens, may expose us to liability, and our actual or perceived failure to adequately protect consumer data could harm our brand, our reputation in the marketplace and our business.

A wide variety of provincial, state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal information. These privacy and data protection-related laws and regulations are evolving, extensive, and complex. Compliance with these laws and regulations can be costly and can delay or impede the development and offering of new products. In addition, the interpretation and application of privacy and data protection-related laws in some cases is uncertain, and our legal and regulatory obligations are subject to frequent changes, including the potential for various regulator or other governmental bodies to enact new or additional laws or regulations, to issue rulings that invalidate prior laws or regulations, or to increase penalties.

We engage in interest-based advertising on our e-commerce website. U.S. and foreign governments have enacted or are considering legislation related to digital advertising and we expect to see an increase in legislation and regulation related to digital advertising, the collection and use of user data and unique device identifiers, such as IP address, and other data protection and privacy regulation. Such laws and legislation could affect our costs of doing business.

Further, while we strive to publish and prominently display privacy policies that are accurate, comprehensive, and fully implemented, we cannot assure you that our privacy policies and other statements regarding our practices will be sufficient to protect us from liability or adverse publicity relating to the privacy and security of information about consumers or their devices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, or our privacy-related legal obligations, including laws and regulations regulating privacy, data security, or consumer protection, or any compromise of security that results in the unauthorized release or transfer of personal information, may result in proceedings or actions against us, legal liability, governmental enforcement actions, and litigation. Furthermore, any such proceedings or actions, or public statements against us by consumer advocacy groups or others, could cause our customers to lose trust in us, which could have an adverse effect on our business.

Additionally, if third parties we work with, such as customers, advertisers, vendors or developers, violate our contractual limitations on data use or sharing, applicable laws or our policies, such violations may also put consumers' information at risk and could in turn have an adverse effect on our business. If third parties improperly obtain and use the information from or about our consumers or their devices, we may be required to expend significant resources to resolve these problems.

We also are subject to certain contractual obligations to indemnify and hold harmless advertisers, marketing technology companies and other users of our data from the costs or consequences of noncompliance with privacy-related laws, regulations, self-regulatory requirements or other legal obligations, or inadvertent or unauthorized use or disclosure of data that we store or handle as part of providing our products.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part on intellectual property rights we own or license, particularly our registered brand names. We have not sought to register every one of our marks either in the United States or other countries in which such mark is used. Furthermore, because of the differences in foreign intellectual property or proprietary rights laws, we may not receive the same protection in other countries as we would in the United States with respect to the registered brand names we hold. If we are unable to protect our intellectual property, proprietary information and/or brand names, we could suffer a material adverse effect on our business, financial condition and results of operations. In addition, we may be required to license additional intellectual property and technology from third parties, which may be expensive.

Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or services infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of intellectual property infringement against us, or any other successful challenge to the use of our intellectual property, could subject us to damages or prevent us from providing certain products or services, or using certain of our recognized brand names, which could have a material adverse effect on our business, financial condition, and results of operations.

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We may not be able to develop, license or acquire new products, enhance the capabilities of our existing products to keep pace with rapidly changing technology and customer requirements, or successfully manage the transition to new product offerings, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Our success depends on our ability to develop, license, or acquire and commercialize additional products and to develop new applications for our technologies in existing and new markets, while improving the performance and cost-effectiveness of our existing products, in each case in ways that address current and anticipated customer requirements. We intend to develop and commercialize additional products through our research and development program and by licensing or acquiring additional products and technologies from third parties. Such success is dependent upon several factors, including functionality, competitive pricing, ease of use, the safety and efficacy of our products and our ability to identify, select and acquire the rights to products and technologies on terms that are acceptable to us.

The hydroponics industry is characterized by rapid technological change and innovation. New technologies, techniques or products may emerge that might offer better combinations of price and performance or better address customer requirements as compared to our current or future products, as well as those products of third-party vendors that we make available for sale. Competitors who have greater financial, marketing and sales resources than we do may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. Any new product we identify for internal development, licensing or acquisition may require additional development efforts prior to commercial sale. Due to the significant lead time and complexity involved in bringing a new product to the market, we are required to make a number of assumptions and estimates regarding the commercial feasibility of a new product. These assumptions and estimates may prove incorrect, resulting in our introduction of a product that is not competitive at the time of launch. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved products and as new companies enter the market with new technologies and sales mechanisms which we may be unable to adopt or offer for sale. Our ability to mitigate downward pressure on the prices of the products that we offer for sale will be dependent on our ability to maintain and/or increase the value we offer to suppliers, vendors, strategic partners, and consumers. All new products are prone to risks of failure inherent in hydroponic technology development. In addition, we cannot assure you that any such products that we develop or offer for sale will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace. The expenses or losses associated with unsuccessful product development or launch activities, or a lack of market acceptance of new products, could adversely affect our business, financial condition, and results of operation.

Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our own products, maintain relationships with other vendors and suppliers, and to make compelling new products available for sale through our enterprise. Any new product that we develop or offer for sale may not be introduced in a timely or cost-effective manner, may contain defects or may not achieve the marketplace acceptance necessary to generate significant revenue. If we are unable to successfully develop, license or acquire new products to make available for sale, enhance our existing inventory offerings to meet customer requirements, or otherwise gain market acceptance, our business and financial condition and results of operation would be harmed.

We have identified certain material weaknesses in our internal control over financial reporting and may experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, as a result of which, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports. If we cannot maintain effective controls and reliable financial reports, our business and operating results could be harmed. Our management has conducted an evaluation of the effectiveness of our internal controls over financial reporting and concluded that our internal controls over financial reporting were not effective because, among other things, our controls related to the financial statements closing process were not adequately designed or appropriately implemented to identify material misstatements in our financial reporting on a timely basis.

Management has evaluated remediation plans for the deficiency and has implemented changes to address the material weakness identified, including hiring additional accountants and consultants and implementing controls and procedures over financial reporting process.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

- faulty human judgment and simple errors, omissions, or mistakes;
- fraudulent action of an individual or collusion of two or more people;
- inappropriate management override of procedures; and
- the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

Our management and independent registered public accounting firm has not performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions under Section 404(b) of Sarbanes-Oxley Act. Had we performed an evaluation and had our independent registered public accounting firm performed an audit of our internal control over financial reporting in accordance with the provisions of Sarbanes-Oxley Act, additional control deficiencies amounting to material weaknesses may have been identified. If we fail to remedy any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our common stock may suffer.

Changes in U.S. and international trade policies, particularly with respect to China, could materially and adversely impact our business and results of operations.

All of our products are manufactured and supplied by unaffiliated third parties, most of which are located in China. In addition, two of our subsidiaries are based in China. The U.S. government has made statements and taken certain actions that may lead to changes in U.S. and international trade policies towards China. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters.

We are closely monitoring the changes in international trade policy, which may be subject to rapid changes and fluctuation, and are assessing the potential impact of these and other trade policy changes on our business operations and financial performance. In February and March 2025, the U.S. administration imposed an additional 20% duty on Chinese imports. Subsequently, authorities in China announced tariffs over selected U.S. products and regulatory investigation against U.S. companies in response to the tariff imposed by the U.S. Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits, including a 34% additional reciprocal tariff on goods imported from China that brings the total tariff rate to 54%. On April 4, 2025, the Foreign Ministry of China announced that China would impose a retaliatory 34% tariff on goods imported from the United States starting on April 10, 2025. Then on April 10, the U.S. announced it would charge 145% tariffs on goods imported from China, while the Chinese government announced that it would impose 125% tariffs on U.S. exports to China. As of the date of this filing, the U.S. and China have agreed to lower the tariffs for a period of 90 days, with the U.S. lowering the base tariff rate on most Chinese goods to 30% from 145% and China lowering the base tariff rate to 10% from 125%, with the goal of negotiating a more permanent trade agreement during the 90 day period. Any unfavorable government policies on international trade, such as capital controls or tariffs, and any uncertainty resulting from the changing nature of such policies, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes additional retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

The extent and duration of any tariffs and the resulting impact on general economic conditions and on our business are uncertain and depend on various factors, such as negotiations between the United States and China and/or other countries, the response of such countries, exemptions or exclusions that may be granted, availability and cost of alternative sources of supply of materials we purchase from companies in China or other countries targeted with tariffs.

We have announced that we may adopt a digital treasury strategy which, if adopted and effectuated, would expose us to various risks, including risks associated with holding Bitcoin and other cryptocurrency assets.

While we have only announced that we may adopt a Digital Treasury Strategy, and we have not yet effectuated such strategy, such strategy, if adopted and effectuated, would expose us to various risks, including risks associated with holding Bitcoin and other cryptocurrency assets, including the following:

- Bitcoin and other digital assets are highly volatile assets.
- Bitcoin does not pay interest or dividends.
- Our Bitcoin and other digital asset holdings could significantly impact our financial results and the market price of our listed securities.
- Should we purchase Bitcoin or other digital assets, such acquisition would be completed primarily using proceeds from equity and debt financings.
- Any Digital Treasury Strategy is new to our business, has not been tested and we will be unable to assure its success or successful implementation.
- We would be subject to counterparty risks, including in particular risks relating to our custodians.
- The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of Bitcoin and other cryptocurrency or digital assets.
- Changes in the accounting treatment of our Bitcoin or other digital currency holdings could have significant accounting impacts, including increasing the volatility of our results.

General Risk Factors Related to Our Business

Litigation may adversely affect our business, financial condition, and results of operations.

From time to time in the normal course of our business operations, we may become subject to litigation that may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operations are required. The cost to defend such litigation may be significant and may require a diversion of our resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition, and results of operations. Since inception, aside from a dispute with the placement agent of our 2020-2021 pre-IPO private placements, which dispute has been settled as of the date of this Annual Report, the Company has not been a party to any material litigation. See "Item 3. Legal Proceedings" for additional information.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

We face a potential risk of product liability resulting from the sale of our products. For example, we may be sued if any product we sell allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing, or sale. Any such product liability claim may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

- decreased demand for products that we may offer for sale;
- injury to our reputation;
- costs to defend the related litigation;
- a diversion of management's time and our resources;
- substantial monetary awards to trial participants or patients;
- product recalls, withdrawals or labeling, marketing or promotional restrictions; and
- a decline in the value of our stock.

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We do not maintain any product liability insurance. Even if we obtain product liability insurance in the future, we may have to pay amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

We may not be able to obtain insurance coverage adequate to cover all significant risk exposures.

During the ordinary course of business, we anticipate that we will be exposed to certain liabilities that are unique to the products we provide. We currently maintain only general liability, umbrella liability, business personal property and business income insurance policies and there can be no assurance that we will acquire or maintain insurance for certain risks, that the amount of our insurance coverage will be adequate to cover all claims or liabilities, or that we will not be forced to bear substantial costs resulting from risks and uncertainties of business. It is also not possible to obtain insurance to protect against all operational risks and liabilities. The failure to obtain and maintain adequate insurance coverage on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition, and results of operations.

Unanticipated changes in our tax provisions, the adoption of new tax legislation or exposure to additional tax liabilities could affect our profitability and cash flows.

In the event there are significant changes in federal or state tax law provisions, or in the event there is new and additional tax legislation adopted, we could be exposed to additional tax liabilities. Such additional tax liabilities could have an effect on our net income and profit margins.

Certain of our products sell on a seasonal basis, resulting in fluctuations in our cash flow, inventory, and accounts payable.

As a result of the seasonality of certain products, such as planting equipment, ventilation equipment, grow light systems, or harvesting equipment related to certain produce that grows on a seasonal basis, our business is likely to cause cash and cash equivalents, inventory, and accounts payable to fluctuate, resulting in changes in our working capital.

Our results of operations could be materially harmed if we are unable to accurately forecast customer demand for our products and manage our inventory.

We seek to maintain sufficient levels of inventory in order to protect ourselves from supply interruptions. To ensure adequate inventory supply and manage our operations with our third-party vendors, manufacturers and suppliers, we forecast anticipated materials requirements and demand for our products in order to predict inventory needs and then place orders with our suppliers based on these predictions. Our ability to accurately forecast demand for our products could be negatively affected by many factors, including our limited historical commercial experience, rapid growth, failure to accurately manage our expansion strategy, product introductions by competitors, an increase or decrease in customer demand for our products, our failure to accurately forecast customer acceptance of new products, unanticipated changes in general market conditions or regulatory matters and weakening of economic conditions or consumer confidence in future economic conditions.

Inventory levels in excess of customer demand, including as a result of our introduction of product enhancements, may result in a portion of our inventory becoming obsolete or expiring, as well as inventory write-downs or write-offs, which could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we underestimate customer demand for our and those third-party products we offer for sale, vendors, manufacturers, and suppliers may not be able to deliver those materials necessary to meet our requirements, which could result in inadequate inventory levels or interruptions, delays or cancellations of deliveries to our customers, any of which would damage our reputation, customer relationships and business. In addition, several products that we offer for sale may require lengthy order lead times, and additional supplies or materials may not be available when required on terms that are acceptable to us, or at all, and our third-party manufacturers and suppliers may not be able to allocate sufficient capacity in order to meet our increased requirements, any of which could have an adverse effect on our ability to meet customer demand for our products and our business, financial condition and results of operations.

The failure of third parties to meet their contractual, regulatory, and other obligations could adversely affect our business.

We rely on suppliers, vendors, outsourcing partners, consultants, alliance partners and other third parties to research, develop, manufacture and commercialize our products. Using these third parties poses a number of risks, such as: (i) they may not perform to our standards or legal requirements; (ii) they may not produce reliable results; (iii) they may not perform in a timely manner; (iv) they may not maintain confidentiality of our proprietary information; (v) disputes may arise with respect to ownership of rights to technology developed with our partners; and (vi) disagreements could cause delays in, or termination of, the research, development or commercialization of our products or result in litigation or arbitration. Moreover, some third parties are located in markets subject to political and social risk, corruption, infrastructure problems and natural disasters, in addition to country-specific privacy and data security risk given current legal and regulatory environments. Failure of third parties to meet their contractual, regulatory and other obligations may have a material adverse effect on our business, financial condition and results of operations.

The sizes of the markets for our current and future products have not been established with precision and may be smaller than we estimate.

Our estimates of the total addressable markets for our current products, products under development and third-party products that we offer for sale are based on a number of internal and third party estimates and the assumed prices at which we can sell such products in markets that have not been established or that we have not yet entered. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these estimates. As a result, our estimates of the total addressable market for our current or future products may prove to be incorrect. If the actual number of consumers who would benefit from the products we offer, the price at which we can sell such products, or the total addressable market for such products is smaller than we have estimated, it may impair our sales growth and have an adverse impact on our business.

The conflict between Russia and Ukraine and the war in the Middle East may have the effect of heightening many of the other risks described in this "Risk Factors" section.

To the extent the conflict between Russia and Ukraine and the war in the Middle East may adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section, as well as other risks which we may not be currently aware of.

Risks Related to Doing Business with the Cannabis Industry

While our business includes both the hobbyist gardener, and is not exclusively reliant on the cannabis grower,* our *growth is nonetheless substantially dependent on the growth and stabilization of the U.S. cannabis market. New California regulations caused licensing shortages and future regulations may create other limitations that decrease the demand for our products. State level regulations adopted in the future may adversely impact our business.

The base of growers in the U.S. has grown over the past 20 years since the legalization of cannabis for medical uses in states such as California, Colorado, Michigan, Nevada, New Jersey, Oregon, and Washington, with a large number of those growers depending on products similar to those we distribute. The U.S. cannabis market is still in its infancy and early adopter states such as California, Colorado and Washington represent a large portion of historical industry revenues. If the U.S. cannabis cultivation market does not grow as expected, our business, financial condition and results of operations could be adversely impacted.

Cannabis remains illegal under U.S. federal law, with it listed as a Schedule I substance under the Controlled Substances Act (CSA). Notwithstanding laws in various states permitting certain cannabis activities, all activities, including possession, distribution, processing and manufacturing of cannabis and investment in, and financial services or transactions involving proceeds of, or promoting such activities remain illegal under various U.S. federal criminal and civil laws and regulations, including the CSA, as well as laws and regulations of several states that have not legalized some or any cannabis activities to date. Compliance with applicable state laws regarding cannabis activities does not protect us from federal prosecution or other enforcement action, such as seizure or forfeiture remedies, nor does it provide any defense to such prosecution or action. Cannabis activities conducted in or related to conduct in multiple states may potentially face a higher level of scrutiny from federal authorities. Penalties for violating federal drug, conspiracy, aiding, abetting, bank fraud and/or money laundering laws may include prison, fines, and seizure/forfeiture of property used in connection with cannabis activities, including proceeds derived from such activities.

In addition to sales through our own platforms, www.Zenhydro.com and www.simpledeluxe.com, we sell our products through third-party retailers and resellers. However, it is evident to us that the movement towards the legalization of cannabis in the U.S. and its legalization in Canada has ultimately had a significant and positive impact on our industry. We are not currently subject directly to any state laws or regulations controlling participants in the legal cannabis industry. However, regulation of the cannabis industry does impact those that we believe represent many end-users for our products and, accordingly, there can be no assurance that changes in regulation of the industry and more rigorous enforcement by federal authorities will not have a material adverse effect on us.

Legislation and regulations pertaining to the use and cultivation of cannabis are enacted on both the state and federal government level within the United States. As a result, the laws governing the cultivation and use of cannabis may be subject to change. Any new laws and regulations limiting the use or cultivation of cannabis and any enforcement actions by state and federal governments could indirectly reduce demand for our products and may impact our current and planned future operations.

Individual state laws regarding the cultivation and possession of cannabis for adult and medical uses conflict with federal laws prohibiting the cultivation, possession and use of cannabis for any purpose. A number of states have passed legislation legalizing or decriminalizing cannabis for adult-use, other states have enacted legislation specifically permitting the cultivation and use of cannabis for medicinal purposes, and several states have enacted legislation permitting cannabis cultivation and use for both adult and medicinal purposes. Evolving federal and state laws and regulations pertaining to the use or cultivation of cannabis, as well active enforcement by federal or state authorities of the laws and regulations governing the use and cultivation of cannabis may indirectly and adversely affect our business, our revenues, and our profits.

Certain of our products may be purchased for use in new and emerging industries and/or be subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, future scientific research and public perception.

In addition to selling our products through our own online platforms, www.Zenhydro.com and www.simpledeluxe.com, we sell products, including hydroponic gardening products, through third-party retailers and resellers. End users may purchase these products for use in new and emerging industries that may not achieve market acceptance in a manner that we can predict. The demand for these products is dependent on the growth of these industries, which is uncertain, as well as the laws governing the growth, possession, and use of cannabis by adults for both adult and medical use.

Laws and regulations affecting the U.S. cannabis industry are continually changing, which could detrimentally affect our growth, revenues, results of operations and success generally. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require the end users of certain of our products or us to incur substantial costs associated with compliance or to alter our respective business plans. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operation and financial condition.

Scientific research related to the benefits of cannabis remains in its early stages, is subject to a number of important assumptions, and may prove to be inaccurate. Future research studies and clinical trials may reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could materially impact the demand for our products.

The public's perception of cannabis may significantly impact the cannabis industry's success. Both the medical and adult-use of cannabis are controversial topics, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. The cannabis industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical and adult-use of cannabis is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion (whether or not accurate or with merit) relating to the consumption of cannabis, whether in the United States or internationally, may have a material adverse effect on our operational results, consumer base, and financial results. Among other things, such a shift in public opinion could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult cannabis or adopt new laws or regulations restricting or prohibiting the medical or adult-use of cannabis where it is now legal, thereby limiting the Cannabis Industry Participants.

Demand for our products may be negatively impacted depending on how laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions develop. We cannot predict the nature of such developments or the effect, if any, that such developments could have on our business.

Our indirect involvement in the cannabis industry could affect the public's perception of us and be detrimental to our reputation.

Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Cannabis has often been associated with various other narcotics, violence and criminal activities, the risk of which is that our retailers and resellers that transact with those businesses might attract negative publicity. There is also risk that the action(s) of other participants, companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact our reputation. The increased use of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views with regard to cannabis companies and their activities, whether true or not and the cannabis industry in general, whether true or not. We do not ultimately have direct control over how the cannabis industry is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our business strategy and realize our growth prospects, thereby having a material adverse impact on our business.

In addition, third parties with whom we may do business could perceive that they are exposed to reputational risk as a result of the involvement of some of our customers in the cannabis business. Failure to establish or maintain business relationships due to reputational risk arising in connection with the nature of our business could have a material adverse effect on our business, financial condition and results of operations.

Businesses involved in the cannabis industry, and investments in such businesses, are subject to a variety of laws and regulations related to money laundering, financial recordkeeping, and proceeds of crimes.

We sell our products through our websites, www.Zenhydro.com and www.simpledeluxe.com, as well as through online third-party retail platforms which do not exclusively sell to customers operating in the cannabis industry. Nonetheless, some of our customers may be using our products for purposes of cultivating cannabis. Investments in the U.S. cannabis industry are subject to a variety of laws and regulations that involve money laundering, financial recordkeeping and proceeds of crime, including the BSA, as amended by the U.S. PATRIOT Act, other anti-money laundering laws, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States. In February 2014, the Financial Crimes Enforcement Network of the Treasury Department ("FinCEN") issued a memorandum (the "FinCEN Memo") providing guidance to banks seeking to provide services to cannabis businesses. The FinCEN Memo outlines circumstances under which banks may provide services to cannabis businesses without risking prosecution for violation of U.S. federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to U.S. federal prosecutors relating to the prosecution of U.S. money laundering offenses predicated on cannabis violations of the CSA and outlines extensive due diligence and reporting requirements, which most banks have viewed as onerous. On June 29, 2020, FinCEN issued additional guidance for financial institutions conducting due diligence and filing suspicious activity reports in connection with hemp-related business customers. While these guidelines clarify that financial institutions are not required to file suspicious activity reports solely based on a customer's hemp-related business operations, which must be operating lawfully under applicable state law and regulations, these requirements can still present challenges for certain end users of our products to establish and maintain banking connections, and restrictions on cannabis-related banking activities remain. In September 2019, the United States House of Representatives passed the SAFE Banking Act, which would permit commercial banks to offer services to cannabis companies that are in compliance with state law, but the Senate has not taken up the SAFE Banking Act or other similar legislation.

Risks Related to Our Common Stock

If we fail to comply with the continued listing requirements of the Nasdaq Stock Market, it could result in our common stock being delisted, which could adversely affect the market price and liquidity of our securities and could have other adverse effects.

On January 2, 2025, the Company received a letter from the Nasdaq Listing Qualifications Staff of The Nasdaq Stock Market LLC ("Nasdaq") stating that for the 30 consecutive business day period between November 15, 2024 to December 31, 2024, the Company's common stock had failed to maintain a minimum closing bid price of $1.00 per share, as required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Price Requirement"). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has an initial period of 180 calendar days, or until July 1, 2025 (the "Compliance Period"), to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Company's common stock must meet or exceed $1.00 per share for a minimum of ten consecutive trading days, unless such period is extended by Nasdaq.

In accordance with Nasdaq Rules, the Company was provided with an initial period of 180 calendar days, or until July 1, 2025 (the "Initial Grace Period"), to regain compliance with the Bid Price Requirement. Since the Initial Grace Period was coming to an end and the Company had not yet regained compliance, on June 12, 2025, the Company submitted a plan of compliance (the "Plan of Compliance") to Nasdaq seeking an additional 180-day grace period (the "Additional Grace Period") to regain compliance with the Bid Price Requirement. The Plan of Compliance set forth the steps the Company would take to regain compliance with the Bid Price Requirement within the additional 180-day period, including effectuating a reverse split of its common stock, if deemed necessary.

On July 2, 2025, the Company received formal approval from Nasdaq granting it an additional 180 days, or until December 29, 2025 (the "Compliance Date"), to regain compliance with the Bid Price Requirement.

If at any time before the Compliance Date the closing bid price for the Company's Common Stock is at least $1.00 for a minimum of 10 consecutive business days, the Staff will provide the Company written confirmation that it has regained compliance with the Bid Price Requirement. If the Company does not regain compliance with the Bid Price Requirement by the Compliance Date, the Staff will provide written notification to the Company that its Common Stock will be subject to delisting. At that time, the Company may appeal the Staff's delisting determination to a Nasdaq Hearings Panel. There can be no assurance that the Company will regain compliance or otherwise maintain compliance with any of the other listing requirements. Nonetheless, the Company intends to monitor the closing bid price of its Common Stock and will, if necessary, consider available options to regain compliance with the Bid Price Requirement prior to the Compliance Date.

Our founders, officers and directors may control, and may continue to control, our company for the foreseeable future, including the outcome of matters requiring stockholder approval.

Our founders, officers and directors collectively beneficially own approximately 51% of our outstanding shares of common stock. As a result, such individuals may, for the foreseeable future, have the ability, acting together, to control the election of our directors and the outcome of corporate actions requiring stockholder approval, such as: (i) a merger or a sale of our company, (ii) a sale of all or substantially all of our assets, and (iii) amendments to our articles of incorporation and bylaws. This concentration of voting power and control could have a significant effect in delaying, deferring, or preventing an action that might otherwise be beneficial to our other stockholders and be disadvantageous to our stockholders with interests different from those entities and individuals. Certain of these individuals also have significant control over our business, policies and affairs as officers or directors of our company. Therefore, you should not invest in reliance on your ability to have any control over our company. See "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for further discussion of the stockholding of our founders and principal stockholders.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

As a public company, sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities.

Sales of substantial amounts of our common stock by the selling stockholder in the Private Placement (as defined below) or the perception that these sales could occur, could adversely affect the price of our common stock.

On June 18, 2024, we closed on a registered direct offering (the "Registered Direct") of 2,083,334 shares of common stock (the "Shares") and a concurrent private placement ("Private Placement," and together with the Registered Direct, the "Offering") of warrants (the "Warrants") to purchase 2,083,334 shares of common stock (the "Warrant Shares"), which were sold for gross aggregate proceeds of $5,000,002. According to the stock purchase agreement entered into by the Company and investor thereof during the Offering, on July 9, 2024, we filed a Form S-1 to register the resale, from time to time, of up to an aggregate of 2,083,334 Warrant Shares, issuable upon the exercise of the Warrants issued in the Private Placement by the selling stockholder named thereto (the "Resale Prospectus").

The sale by the selling stockholder of a significant number of shares of common stock could have a material adverse effect on the market price of our common stock. In addition, the perception in the public markets that the selling stockholder may sell all or a portion of its shares as a result of the registration of such shares for resale pursuant to the Resale Prospectus could also in and of itself have a material adverse effect on the market price of our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for resale will have on the market price of our common stock.

General Risk Factors Related to our Common Stock

There are risks, including stock market volatility, inherent in owning our common stock.

The market price and volume of our common stock have been, and may continue to be, subject to significant fluctuations. These fluctuations may arise from general stock market conditions, the impact of risk factors described herein on our results of operations and financial position, or a change in opinion in the market regarding our business prospects or other factors, many of which may be outside our immediate control.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

The decision to pay cash dividends on our common stock rests with our board of directors and will depend on our earnings, unencumbered cash, capital requirements and financial condition. We do not anticipate declaring any dividends in the foreseeable future, as we intend to use any excess cash to fund our operations and growth. Investors in our common stock should not expect to receive dividend income on their investment, and investors will be dependent on the appreciation of our common stock to earn a return on their investment.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financing to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

As a public company, we are subject to increased costs in relation to maintaining SEC and Nasdaq-related reporting requirements and our management is required to devote substantial time to compliance with our public company reporting responsibilities and corporate governance practices.

As a Nasdaq-listed public company, we face significant legal, accounting, and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an "emerging growth company." The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to ensuring compliance with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly as compared to when we were operating as a private company. As a newly public company, we are unable to predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our Company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, to furnish a report by management on the effectiveness of our internal control over financial reporting for the fiscal year ending June 30, 2025. This assessment needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an "emerging growth company." We have recently commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion once initiated. Our compliance with Section 404 requires that we incur substantial accounting expenses and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the Nasdaq Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to "emerging growth companies" or "smaller reporting companies," this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and, for as long as we continue to be an "emerging growth company," we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an "emerging growth company" for up to five years following the effectiveness of the Company's initial registration statement, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three year period.

Additionally, we are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible. After we are no longer an "emerging growth company," we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our stockholders will experience further dilution if we issue additional equity or equity-linked securities in the future.

If we issue additional shares of common stock, or securities convertible into or exchangeable or exercisable for shares of common stock, our stockholders, including investors who purchase shares of common stock in this offering, will experience additional dilution, and any such issuances may result in downward pressure on the price of our common stock. As a result, investors purchasing shares or other securities in the future could have rights superior to existing stockholders.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common stock, the market price for our common stock and trading volume could decline.

The trading market for our common stock is influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our common stock, the market price for our securities would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our common stock to decline.

As an actively traded Nasdaq-listed company, the market price of our common stock may be volatile.

As our securities are publicly-traded and even though an active market for our common stock has developed, the market price for our common stock may be volatile and subject to wide fluctuations in response to factors including the following:

- actual or anticipated fluctuations in our quarterly or annual operating results;
- changes in financial operational estimates or projections;
- conditions in markets generally;
- changes in the economic performance or market valuations of companies similar to ours; and
- general economic or political conditions in the United States and elsewhere.

The securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of shares of our common stock.

In the event of liquidation or dissolution of our company, stockholders may not recoup all or any portion of their investment.

In the event of a liquidation, dissolution or winding-up of our Company, whether voluntary or involuntary, the proceeds and/or assets of our Company remaining after giving effect to such transaction, and the payment of all of our debts and liabilities will be distributed to the holders of common stock on a pro rata basis. There can be no assurance that we will have available assets to pay to the holders of common stock, or any amounts, upon such a liquidation, dissolution or winding-up of our Company. In this event, stockholders could lose some or all of their investment.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

Cybersecurity risk management is an integral part of our overall enterprise risk management program. The Company manages cybersecurity and data protection through a continuously evolving program. Our cybersecurity risk management program is designed to provide a framework for assessing, identifying and managing cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and to facilitate coordination across different departments of our Company. Our processes include steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat, including whether the cybersecurity threat is associated with a third-party service provider, and implementing cybersecurity countermeasures and mitigation strategies and informing management and the board of directors of material cybersecurity threats and incidents.

The board of directors has oversight for the most significant risks facing us and for our processes to identify, prioritize, assess, manage and mitigate those risks. The audit committee of the board of directors (the "Audit Committee") has been designated by our board of directors to oversee cybersecurity risks. The Audit Committee receives regular updates on cybersecurity and information technology matters and related risk exposures from our management. The board of directors also receives periodic updates from management and the Audit Committee on cybersecurity risks. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes designed to ensure that such potential cybersecurity risk exposures are monitored, putting in place mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Executive Officer. Management regularly updates the Audit Committee on our cybersecurity programs, which includes cybersecurity risks and mitigation strategies, vulnerability management, and on-going cybersecurity projects.

As of June 30, 2025, we did not identify any cybersecurity incidents that materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. It is possible that we may not implement appropriate controls if we do not detect a particular risk. In addition, security controls, no matter how well designed or implemented, may only mitigate and not fully eliminate the risks. Even when a risk is detected, disruptive events may not always be immediately and thoroughly interpreted and acted upon. For more information about these risks, please see "Risk Factors - Risks Related to our Business and Products" in Item 1A of this Form10-K.

ITEM 2. PROPERTIES

Our principal offices, which also serve as a fulfillment center, are located at 8798 9th Street, Rancho Cucamonga, California. There we lease approximately 99,347 square feet of space, which is used for the storage and distribution of hydroponic equipment, lighting and garden accessories, home products, pet products, other consumer products and other ancillary uses. The term of the Rancho Cucamonga lease is for 74 months. The lease commenced on February 10, 2022, with rent payments commencing after the first three months, and the expiration date is May 31, 2028. The base rental fee is $114,249 to $140,079 per month through the expiration date, May 31, 2028.

In addition, we lease a fulfilment center at 2397 Bateman Avenue, Duarte, CA 91010, which consists of approximately 49,500 square feet of space, with a base rental fee of $56,000 to $59,410 per month. The lease term expired on April 30, 2025, and the Company did not renew the lease.

On February 15, 2022, upon completion of the acquisition of Anivia, the Company assumed an operating lease of offices in the PRC. In July 2023, the Company renewed the lease contract for its existing office plus additional office space. The lease term is for three years expiring on July 14, 2026. The total base rental fee for these offices is approximately $19,406 per month. In September 2024, the Company terminated the lease contract of the office space.

In September 2024, DHS entered into a sublease agreement with a third-party entity for office space in Shenzhen. The lease term was for one year from October 1, 2024 to September 30, 2025. The lease was treated as a short-term lease and the base rental fee is approximately $10,000 per month.

ITEM 3. LEGAL PROCEEDINGS

We are not presently a party to any pending or other threatened legal proceedings or claims against us that we believe will have a material adverse effect on our business, financial condition, or operating results. Nonetheless, we may from time to time become involved in legal proceedings in the ordinary course of business.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on The Nasdaq Capital Market, or Nasdaq, under the symbol "IPW," where we commenced trading on May 14, 2021. Prior to that time, our common stock was not traded on any exchange or quoted on any over the counter market.

Shareholders

As of October 9, 2025, we had 23 holders of record of our common stock and 31,493,686 shares of common stock outstanding.

Dividends

We have never paid cash dividends on our common stock. Holders of our common stock are entitled to receive dividends, if any, declared and paid from time to time by the board of directors out of funds legally available. We intend to retain any earnings for the operation and expansion of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, our financial condition, and other factors that our board of directors may consider.

Equity Compensation Plans

2020 Amended Equity Incentive Plan

The total number of underlying shares of the Company's common stock available for grant to directors, officers, key employees and consultants of the Company or a subsidiary of the Company under the Company's Amended and Restated 2020 Equity Inventive Plan (the "2020 Amended Equity Incentive Plan") was 10,000,000 shares. Grants made under the 2020 Amended Equity Incentive Plan must be approved by the Company's board of directors.

The following table provides information as of June 30, 2025 about our equity compensation plans and arrangements.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	4,335,629	$ 1.17	5,378,502
Equity compensation plans not approved by security holders	–	–	–
Total	4,335,629	$ 1.17	5,378,502

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Use of Proceeds

None.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A") should be read in conjunction with our financial statements and the related notes thereto included elsewhere herein. The MD&A contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Any statements that are not statements of historical fact are forward-looking statements. When used, the words "believe," "plan," "intend," "anticipate," "target," "estimate," "expect," and the like, and/or future-tense or conditional constructions ("will," "may," "could," "should," etc.), or similar expressions, identify certain of these forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements in this Annual Report. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors.

Historical results may not indicate future performance. Our forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by these statements. We undertake no obligation to publicly update or revise any forward-looking statements, including any changes that might result from any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements.

Overview

Driven by tech and data, iPower Inc. is an online supplier of consumer goods, including hydroponics equipment, general gardening supplies, and consumer home goods. Through the operations of our e-commerce platforms and channel partners, our 99,347 square foot fulfillment centers in Rancho Cucamonga, California, we believe we are one of the leading marketers, distributors and retailers in the consumer gardening and home goods categories, based on management's estimates. Our core strategy continues to focus on expanding our geographic reach across the United States and internationally through organic growth, both in terms of expanding customer base as well as brand and product development. iPower has developed a set of methodologies driven by proprietary data formulas to effectively bring products to market and sales.

We are actively developing our in-house branded products and through supply chain partners, which to date include the *iPower* and *Simple Deluxe* brands and more, some of which have been designated as Amazon best seller product leaders and Amazon Choice products, among others.

Trends and Expectations

Product and Brand Development

We plan to increase investments in product and brand development. We actively evaluate potential acquisition opportunities of companies and product brand names that can complement our product catalog and improve on existing products and supply chain efficiencies.

Global Economic Disruption

While at present the majority of our products are sourced either in the United States or China, the military conflict between Russia and Ukraine may nonetheless increase the likelihood of supply chain interruptions and hinder our ability to find the materials we need to make our products. Thus far, as a result of the general global economic disruption, we have experienced a decrease in the speed with which we are able to purchase new inventory, as well as an increase in costs due to delays in shipping, resulting increase in time with which products remain in our warehouse facilities, thus resulting in reduced profits. In addition, supply chain disruptions may make it harder for us to find favorable pricing and reliable sources for the materials we need, putting upward pressure on our costs and increasing the risk that we may be unable to acquire the materials and services we need to continue to make certain products.

Regulatory Environment

We sell hydroponic gardening products to end users that may use such products in new and emerging industries or segments, including the growing of cannabis. The demand for hydroponic gardening products depends on the uncertain growth of these industries or segments due to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions. For example, certain countries and a total of 46 U.S. states plus the District of Columbia have adopted frameworks that authorize, regulate and tax the cultivation, processing, sale and use of cannabis for medicinal and/or non-medicinal use, including legalization of hemp and CBD, while the U.S. Controlled Substances Act and the laws of U.S. states prohibit growing cannabis. Demand for our products could be impacted by changes in the regulatory environment with respect to such industries and segments.

Recent Developments

Adoption of Digital Treasury Strategy

On June 17, 2025, the Company adopted a digital asset reserve, allocation and development strategy (the "Digital Treasury Strategy") with the plan of creating a Digital Treasury Strategy business. To date, we have not effectuated the Digital Treasury Strategy business and do not know if it will be effectuated. As this Digital Treasury Strategy is a new planned addition to our business model, we cannot predict its success or know whether we will continue with this strategy for the long term. The Company will provide additional updates to shareholders when and if we do effectuate such strategy.

RESULTS OF OPERATIONS

For the fiscal years ended June 30, 2025 and 2024

The following table presents certain consolidated statement of operations information and presentation of that data as a percentage of change from period to period.

		Year Ended June 30, 2025		Year Ended June 30, 2024	Variance
Revenues	$	66,142,779	$	86,071,485	(23.15%)
Cost of goods sold		37,149,085		47,950,117	(22.53%)
Gross profit		28,993,694		38,121,368	(23.94%)
Operating expenses		34,859,456		39,084,260	(10.81%)
Loss from operations		(5,865,762)		(962,892)	509.18%
Other expenses		(366,273)		(829,921)	(55.87%)
Loss before income taxes		(6,232,035)		(1,792,813)	247.61%
Income tax benefit		(1,254,489)		(251,365)	399.07%
Net loss		(4,934,424)		(1,541,448)	220.12%
Non-controlling interest		(9,258)		(13,289)	(30.33%)
Net loss attributable to iPower Inc.		(4,968,288)		(1,528,159)	222.12%
Other comprehensive loss		250,513		(148,272)	(268.96%)
Comprehensive loss attributable to iPower Inc.	$	(4,717,775)	$	(1,676,431)	181.42%
Gross profit % of revenues		43.84%		45.61%	(1.03%)
Operating loss % of revenues		(8.87%)		(1.12%)	692.73%
Net loss attributable to iPower Inc. % of revenues		(7.51%)		(1.78%)	323.07%

Revenues

Revenues for the year ended June 30, 2025 decreased 23.15% to $66,142,779 as compared to $86,071,485 for the year ended June 30, 2024. While pricing remained stable, the decreased revenue mainly resulted from a decrease in sales volume during the year ended June 30, 2025 as the Company offered less promotions due to lower inventory level as compared to the year ended June 30, 2024. In addition, the Company also experienced significant decrease in amazon orders due to uncertainty over tariffs during the second half of the fiscal year ended June 30, 2025.

Costs of Goods Sold

Costs of goods sold for the year ended June 30, 2025 decreased 22.53% to $37,149,085 as compared to $47,950,117 for the year ended June 30, 2024. The decrease was primarily due to a combination of the costs related to the logistics service income and the decrease in product sales, freight costs, and lowered product costs resulted from management's efforts on supply chain management.

Gross Profit

Gross profit was $28,993,694 for the year ended June 30, 2025 as compared to $38,121,368 for the year ended June 30, 2024. The gross profit ratio decreased to 43.84% for the year ended June 30, 2025 from 44.29% for the year ended June 30, 2024. The decrease in the gross profit ratio was mainly driven by the combination of the increase in the logistics service costs and decrease in costs of goods sold during the year ended June 30, 2025, as discussed above.

Operating Expenses

Operating expenses for the year ended June 30, 2025 decreased 10.81% to $34,859,456 as compared to $39,084,260 for the year ended June 30, 2024. The decrease was mainly due to the combination of a decrease in selling and fulfillment expenses of $4.8 million as a result of decreased costs related to advertising, merchant fees, rental expenses and delivery fees, and an increase in general and administrative expenses of $0.5 million, which included payroll expenses, stock-based compensation expense, insurance expenses, allowance for credit losses, travel expenses and other operating expenses. The increase in general and administrative expenses was mainly due to the expansion of our vendor network and development of the SuperSuite platform and an increased allowance for credit losses and inventory reserves of $1.2 million.

Loss from Operations

Loss from operations was $5,865,762 for the year ended June 30, 2025 as compared to $962,892 for the year ended June 30, 2024. The decrease was due to the decrease in operating expenses and in gross profit as discussed above.

Other Expenses

Other expenses consist of interest expense and other non-operating income (expenses). Other expenses for the year ended June 30, 2025 were $366,273 as compared to $829,921 for the year ended June 30, 2024. The decrease in other expenses was mainly due to decrease in other non-operating loss of $120,258, and in interest, including amortization of debt discount, on the revolving loan of $352,224 during the year ended June 30, 2024 as a result of the decreasing balance on the revolving loan.

Net Loss Attributable to iPower Inc.

Net loss attributable to iPower Inc. for the year ended June 30, 2025 was $4,968,288 as compared to $1,528,159 for the year ended June 30, 2024, representing an increase of net loss of $3,440,129. The increase was primarily due to the decrease in gross profit and operating expenses as discussed above.

Comprehensive loss Attributable to iPower Inc.

Comprehensive loss attributable to iPower Inc. for the year ended June 30, 2025 was $4,717,775 as compared to $1,676,431 for the year ended June 30, 2024, representing an increase of comprehensive loss of $3,041,344. The increase was due to the reasons discussed above, along with other comprehensive income of $250,513 as a result of foreign currency translation adjustments resulting from the translation of RMB, the functional currency of our VIE in the PRC, to USD, the reporting currency of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

During the fiscal year ended June 30, 2025 we primarily funded our operations with cash and cash equivalents generated from operations, as well as through borrowing under our credit facility from JPMorgan Chase Bank ("JPM"). Additionally, on June 18, 2024, we closed on the Registered Direct offering of 2,083,334 Shares and a concurrent Private Placement of Warrants to purchase 2,083,334 Warrant Shares, which were sold for gross aggregate proceeds of $5,000,002. We had cash and cash equivalents of $2,007,890 as of June 30, 2025, representing a $5,369,947 decrease from $7,377,837 in cash as of June 30, 2024. The cash decrease was primarily due to the result of cash used in operating activities, investing activities and financing activities resulting from our payments to offering cost settlement, pay down the short-term loans - related party and part of the JPM revolving line of credit.

Based on our current operating plan, we believe that our existing cash and cash equivalents and cash flows from operations will be sufficient to finance our operations during the next 12 months. However, our liquidity and our ability to meet our obligations and fund our capital requirements are dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control, such as rising inflation and potential recession, and our anticipated funding requirements could increase. See the "Risk Factors" section in this Annual Report.

Our cash requirements consist primarily of day-to-day operating expenses and obligations with respect to warehouse leases. We lease all our office and warehouse facilities. We expect to make future payments on existing leases from cash generated from operations. We have credit terms in place with our major suppliers, however as we bring on new suppliers, we are often required to prepay our inventory purchases from them. This is consistent with our historical operating model which allowed us to operate using only cash generated by the business. Beyond the next 12 months we believe that our cash flow from operations should improve as supply chain operations normalize and new suppliers we are bringing online transition to credit terms more favorable to us. In addition, we plan to increase the size of our in-house product catalog, which will have a net beneficial impact to our margin profile and ability to generate cash. Currently, we have approximately $1.8 million in unused credit under the revolving line with JPM.

Given our current working capital position and available funding from our revolving credit line and proceeds from our June Registered Direct offering, we believe we will be able to manage through the current challenges by managing payment terms with customers and vendors.

Working Capital

As of June 30, 2025 and 2024, our working capital was $4.9 million and $11.2 million, respectively. The historical seasonality in our business during the year can cause cash and cash equivalents, inventory and accounts payable to fluctuate, resulting in changes in our working capital. We anticipate that past historical trends to remain in place through the balance of the fiscal year with working capital remaining near this level for the foreseeable future.

Cash Flows

Operating Activities

Our largest source of cash provided by operations is from sales of products. Our primary uses of cash from operating activities include payments to suppliers for products, to employees for compensation, and other general expenses. Net cash (used in) provided by operating activities for the years ended June 30, 2025 and 2024 was $(579,187) and $6,164,076, respectively. The decrease in cash provided by operating activities mainly resulted from a combination of an increase in net loss , a decrease in cash received from customers and an increase in cash paid for cost of revenues and operating expenses.

Investing Activities

For the years ended June 30, 2025 and 2024, net cash used in investing activities was $2,042,250 and $0, respectively. The increase was mainly due to the prepayments made for software developments and investment in joint venture during the year ended June 30, 2025

Financing Activities

Net cash used in financing activities was $2,999,362 and $2,397,801 for the years ended June 30, 2025 and 2024, respectively. The increase in net cash outflows was primarily attributable to lower financing inflows in fiscal 2025 as compared to fiscal 2024. Financing activities during fiscal 2024 included significant sources of cash that did not recur in fiscal 2025, including $4.5 million in net proceeds from the issuance of common stock and $2.4 million in proceeds from related party borrowings. These inflows were partially offset in fiscal 2024 by net repayments of $5.1 million on revolving loans and $3.75 million on short-term borrowings.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements (as that term is defined in Item 303 of Regulation S-K) that are reasonably likely to have a current or future material effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP and pursuant to the rules and regulations of the SEC. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition and results of operations will be affected. We base our estimates on experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies, which we discuss further below. While our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our audited consolidated financial statements.

Revenue recognition

The Company recognizes revenue from service and product sales revenues, net of promotional discounts and return allowances, when the following revenue recognition criteria are met: a contract has been identified, separate performance obligations are identified, the transaction price is determined, the transaction price is allocated to separate performance obligations and revenue is recognized upon satisfying each performance obligation. The Company transfers the risk of loss or damage upon shipment or completion of service, therefore, revenue from product sales is recognized when it is shipped to the customer and the revenue from services is recognized upon completion of services. Return allowances, which reduce product revenue by the Company's best estimate of expected product returns, are estimated using historical experience.

The Company evaluates the criteria of ASC 606 - Revenue Recognition Principal Agent Considerations in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, when the Company is primarily responsible for fulfilling the promise to provide a specified good or service and the Company has discretion in establishing the price, revenue is recorded at gross.

Payments received prior to the delivery of goods to customers are recorded as customer deposits.

The Company periodically provides incentive offers to its customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases and other similar offers. Current discount offers, when accepted by the Company's customers, are treated as a reduction to the purchase price of the related transaction.

Sales discounts are recorded in the period in which the related sale is recognized. Sales return allowances are estimated based on historical amounts and are recorded upon recognizing the related sales. Shipping and handling costs are recorded as selling expenses.

Accounts receivable, net

During the ordinary course of business, the Company extends unsecured credit to its customers. Accounts receivable are stated at the amount the Company expects to collect from customers. Management reviews its accounts receivable balances each reporting period to determine if an allowance for credit losses is required.

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company develops allowance for credit losses:

- the customer fails to comply with its payment schedule;

- the customer is in serious financial difficulty;

- a significant dispute with the customer has occurred regarding job progress or other matters;

- the customer breaches any of its contractual obligations;

- the customer appears to be financially distressed due to economic or legal factors;

- the business between the customer and the Company is not active; and

- other objective evidence indicates non-collectability of the accounts receivable.

Accounts receivable are recognized and carried at carrying amount less an allowance for credit losses, if any. The Company maintains an allowance for credit losses resulting from the inability of its customers to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses the potential impact of the overall economic conditions on our customers' industry and businesses and their ability to pay our accounts receivable. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions, including the potential impact of the recent tariff policy. In the event we recover amounts previously written off, we will reduce the specific allowance for credit losses.

Inventory, net

Inventory consists of finished goods ready for sale and is stated at the lower of cost or market. The Company values its inventory using the weighted average costing method. The Company's policy is to include as a part of inventory and cost of goods sold any freight incurred to ship the product from its vendors to warehouses. Outbound freight costs related to shipping costs to customers are considered period costs and reflected in selling and fulfillment expenses. The Company regularly review inventory and consider forecasts of future demand, market conditions and product obsolescence.

If the estimated realizable value of the inventory is less than cost, the Company makes provisions in order to reduce its carrying value to its estimated market value. The Company also reviews inventory for slow moving and obsolescence and records allowance for obsolescence.

Variable interest entities

On February 15, 2022, the Company acquired 100% of the ordinary shares of Anivia and its subsidiaries, including Daheshou (Shenzhen) Information Technology Co., Ltd., a company organized under the Laws of the PRC ("DHS"). Pursuant to the terms of the agreements, the Company does not have direct ownership in DHS but is actively involved in DHS's operations as the sole manager to direct the activities and significantly impact DHS's economic performance. DHS's operational funding is provided by the Company after February 15, 2022. During the term of the agreements, which run for a term of 10 years from February 2022 to February 2032, the Company bears all the risk of loss and has the right to receive all of the benefits from DHS. As such, based on the determination that the Company is the primary beneficiary of DHS, in accordance with ASC 810-10-25-38A through 25-38J, DHS is considered a variable interest entity ("VIE") of the Company and the financial statements of DHS have been consolidated from the date such control existed, February 15, 2022. See Note 4 for details on acquisition.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company accounts for goodwill under *ASC Topic 350, Intangibles-Goodwill and Other*.

Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment, at the reporting unit level. The Company's review for impairment includes an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill, a quantitative goodwill impairment test is performed, which compares the fair value of the reporting unit with its carrying amounts, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The Company engaged an independent third-party valuation firm in August 2022 to conduct an evaluation of goodwill impairment for the Company as a whole at the consolidated reporting unit level as of June 30, 2022, which evaluation was conducted prior to the Company's filing of its Annual Report on Form 10-K for the period ended June 30, 2022. Due to the decrease in the Company's share price subsequent to the filing of the June 30, 2022 Form 10-K and the net loss incurred during the quarter ended September 30, 2022, the Company engaged the same valuation firm to review goodwill for impairment. Based on this review, the Company concluded an impairment loss of $3,060,034 as of September 30, 2022 was required. The impairment amount was determined based on the discounted cash flows with the revised projections reflecting the increase in freight and storage costs in the current interim quarter. The Company also considered the Market Capital Method, which is an alternative market approach, suggested the Company's goodwill is partially impaired.

Subsequent to the quarter ended September 30, 2022, during the period ended June 30, 2023, the Company performed a qualitative and quantitative goodwill impairment analysis following the steps laid out in ASC 350-20-35-3C and noted no goodwill impairment. As of June 30, 2025 and 2024, the goodwill balance amounted to $3,034,110 and $3,034,110, respectively.

Intangible Assets, net

Finite life intangible assets at June 30, 2024 include a covenant not to compete, supplier relationship and software recognized as part of the acquisition of Anivia. Intangible assets are recorded at the estimated fair value of these items at the date of acquisition, February 15, 2022. Intangible assets are amortized on a straight-line basis over their estimated useful life as followings:

	Useful Life
Covenant Not to Compete	10 years
Supplier relationship	6 years
Software	5 years

The Company reviews the recoverability of long-lived assets, including intangible assets, when events or changes in circumstances occur that indicate the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations. The Company did not record any impairment charge for the years ended June 30, 2025 and 2024.

Stock-based Compensation

The Company applies ASC No. 718, "Compensation-Stock Compensation," which requires that share-based payment transactions with employees and nonemployees upon adoption of ASU 2018-07, be measured based on the grant date fair value of the equity instrument and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period. In addition to the requisite service period, the Company also evaluates the performance condition and market condition under ASC 718-10-20. For an award that contains both a performance and a market condition, and where both conditions must be satisfied in order for the award to vest, the market condition is incorporated into the fair value of the award, and that fair value is recognized over the employee's requisite service period or nonemployee's vesting period if it is probable that the performance condition will be met. If the performance condition is ultimately not met, compensation cost related to the award should not be recognized (or should be reversed) because the vesting condition in the award has not been satisfied.

The Company will recognize forfeitures of such equity-based compensation as they occur.

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their perspective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company has analyzed filing positions in each of the federal and state jurisdictions where the Company is required to file income tax returns, as well as open tax years in such jurisdictions. The Company has identified the U.S. federal jurisdiction, and the states of Nevada and California, as its "major" tax jurisdictions. However, the Company has certain tax attribute carryforwards which will remain subject to review and adjustment by the relevant tax authorities until the statute of limitations closes with respect to the year in which such attributes are utilized.

The Company believes that our income tax filing positions and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to ASC 740. The Company's policy for recording interest and penalties associated with income-based tax audits is to record such items as a component of income taxes.

Recently issued accounting pronouncements

In December 2023, The FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. Under this ASU, public business entities must annually "(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate)." This ASU's amendments are effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Entities are permitted to early adopt the standard "for annual financial statements that have not yet been issued or made available for issuance." The amendments should be applied on a prospective basis. Retrospective application is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In November 2023, The FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments apply to all public entities that are required to report segment information in accordance with Topic 280, Segment Reporting. The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The key amendments: 1. Require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss. 2. Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the significant expenses disclosed and each reported measure of segment profit or loss. 3. Require that a public entity provide all annual disclosures about a reportable segment's profit or loss and assets currently required by FASB Accounting Standards Codification® Topic 280, Segment Reporting, in interim periods. 4. Clarify that if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity's consolidated financial statements. 5. Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. 6. Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative. This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification™ ("Codification"). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. In SEC Release No. 33-10532, Disclosure Update and Simplification, issued August 17, 2018, the SEC referred certain of its disclosure requirements that overlap with, but require incremental information to, generally accepted accounting principles to the FASB for potential incorporation into the Codification. The ASU incorporates into the Codification 14 of the 27 disclosures referred by the SEC. They modify the disclosure or presentation requirements of a variety of Topics in the Codification. The requirements are relatively narrow in nature. Some of the amendments represent clarifications to, or technical corrections of, the current requirements. Because of the variety of Topics amended, a broad range of entities may be affected by one or more of those amendments. For entities subject to the SEC's existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In September 2022, FASB issued ASU 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. The amendments in this ASU require that a company that uses a supplier finance program in connection with the purchase of goods or services disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. ASU 2022-04 is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2022, except for the rollforward of the supplier finance program obligations, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. An entity should apply ASU No. 2022-04 retrospectively to all periods in which a balance sheet is presented, except for the obligation rollforward, which should be applied prospectively. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In June 2022, FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments in this ASU clarify the guidance in ASC 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and require specific disclosures related to such an equity security. This standard is effective for fiscal years beginning after December 15, 2024. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, "Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40)." This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock, as well as amend the guidance for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. This standard is effective for the Company on July 1, 2024, including interim periods within those fiscal years. Adoption is either a modified retrospective method or a fully retrospective method of transition. The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements.

In March 2020 and January 2021, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope, respectively (collectively, "Topic 848"). Topic 848 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by Topic 848 are effective for all entities as of March 12, 2020 through December 31, 2022. In December 2022, the FASB issued ASU 2022-06, Reference Rate reform (Topic 848): Deferral of the Sunset Date of Topic 848, which deferred the sunset date of Topic 848, Reference Rate Reform to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The Company does not expect the adoption of this standard to have a material impact on the Company's consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Recent Financings

Asset-based revolving loan

On November 12, 2021, the Company entered into a Credit Agreement with JPMorgan Chase Bank, N.A. ("JPM"), as administrative agent, issuing bank and swingline lender, for an asset-based revolving loan ("ABL") of up to $25 million with key terms listed as follows:

- Borrowing base equal to the sum of
  - Up to 90% of eligible credit card receivables
  - Up to 85% of eligible trade accounts receivable
  - Up to the lesser of (i) 65% of cost of eligible inventory or (ii) 85% of net orderly liquidation value of eligible inventory
- Interest rates of between LIBOR plus 2% and LIBOR plus 2.25% depending on utilization
- Undrawn fee of between 0.25% and 0.375% depending on utilization
- Maturity Date of November 12, 2024

In addition, the ABL includes an accordion feature that allows the Company to borrow up to an additional $25 million. To secure complete payment and performance of the secured obligations, the Company granted a security interest in all of its right, title and interest in, to and under all of the Company's assets as collateral to the ABL. Upon closing of the ABL, the Company paid $796,035 financing fees including 2% of $25.0 million or $500,000 paid to its financial advisor. The financing fees are recorded as debt discount and are to be amortized over three years as financing expenses, the term of the ABL.

Below is a summary of the interest expense recorded for the years ended June 30, 2025 and 2024:

		2025		2024
Accrued interest	$	244,078	$	402,675
Credit utilization fees		57,052		71,332
Amortization of debt discount		125,906		265,219
Total	$	427,036	$	739,226

As of June 30, 2025 and 2024, the outstanding amount of the JPM revolving loan payable, net of debt discount and including interest, was $3,737,602 and $5,500,739, respectively.

On October 7, 2022, the Company entered into a second amendment to the credit agreement and consent (the "Second Amendment to the Credit Agreement"), originally dated November 12, 2021, as amended, with JPM, as administrative agent and lender. The Company entered into the Second Amendment to the Credit Agreement primarily for the purpose of changing the interest rate repayment calculations from LIBOR to the Secured Overnight Financing Rate, or SOFR, which adjustment had originally been anticipated under the terms of the original Credit Agreement. In addition, two of the negative covenants set forth in the original credit agreement were amended in order to (i) adjust the definition of "Covenant Testing Trigger Period" to increase the required cash availability from $3,000,000 to $4,000,000, or 10% of the aggregate revolving commitment for the preceding 30 days, and (ii) require that the Company will not and will not permit any of its subsidiaries, after reasonable due diligence and due inquiry, to knowingly sell their products, inventory or services directly to any commercial businesses that grow or cultivate cannabis; it being acknowledged, however, that the Company does not generally conduct due diligence on its individual retail customers.

On November 11, 2022, the Company and JPM entered into a default waiver and consent agreement (the "Waiver Letter") pursuant to which the parties recognized that the Company was in default on its failure to satisfy the minimum Excess Availability requirement of $7,500,000, as defined in the Credit Agreement, and deliver a certificate to JPM accurately reflecting the Excess Availability (together, the "Existing Defaults"). Under the terms of the Waiver Letter, JPM agreed to waive the right to enforce an event of default based on the aforementioned Existing Defaults. As of June 30, 2024, the Company was in compliance with the ABL covenants. However, as of June 30, 2025, the Company was in default as a result of covenant violations under the ABL facility.

On November 8, 2024, the Company entered into a third amendment (the "Third Amendment") to that certain credit agreement, initially entered into by and among the Company and its subsidiaries and JPMorgan Chase Bank, N.A., as administrative agent for the Lender and a lender (the "Administrative Agent" or "Lender"), on November 12, 2021 (the "Credit Agreement"). The Third Amendment to the Credit Agreement amended, among other things, (i) the defined term "Aggregate Revolving Commitment" to mean $15,000,000, and (ii) extended the maturity date to "November 8, 2027 or any earlier date on which the Revolving Commitments are reduced to zero or otherwise terminated pursuant to the terms hereof." The borrowing rate is SOFR plus 2.25% to 2.50% depending on utilization of the borrowing availability.

Promissory note payable

On February 15, 2022, as part of the consideration for the acquisition of Anivia, the Company issued a two-year unsecured 6% subordinated promissory note, payable in equal semi-annual installments commencing August 15, 2022 (the "Purchase Note"). The principal amount of the Purchase Note was $3.5 million with a fair value of $3.6 million as of February 15, 2022, the issuance date. In October 2022, the Company paid the first installment of $875,000, and in February 2023, the Company paid the second installment of $875,000. In August 2023, the Company paid the third installment of $875,000. In February 2024, the Company paid the fourth installment of $875,000. For the year ended June 30, 2025, the Company recorded accrued interest of $0 and amortization of note premium of $0. For the year ended June 30, 2024, the Company recorded accrued interest of $39,429 and amortization of note premium of $31,602. In February 2024, the note premium was fully amortized, and the outstanding balance of the principal and accrued interest of $275,679 was fully paid off. As of June 30, 2025 and 2024, the total outstanding balance of the Purchase Note was $0.

Short-term loans payable

On July 8, 2023, the Company entered into an agreement with White Cherry Limited ("White Cherry"), a BVI company owned by the former owner of DHS, for an on-demand, unsecured and subordinated loan ("On-demand Loan"). Pursuant to the agreement, White Cherry agreed to loan the Company the amount requested. The On-demand Loan bears interest at the rate of the Secured Overnight Financing Rate, or SOFR, plus 1% per annum. The On-demand Loan is due in 30 days upon receipt of White Cherry's notice of repayment. On July 16, 2023, the Company borrowed $2,000,000 from White Cherry, repaid $1 million on July 31, 2023 and $1 million on January 31, 2024. For the year ended June 30, 2024, the Company recorded interest of $32,911. As of June 30, 2025, the outstanding balance of the On-demand Loan was fully paid off.

On April 8, 2024, the Company entered into an agreement with an unrelated accredited investor (the "Investor") for an on-demand, unsecured and subordinated loan ("On-demand Loan 2"). Pursuant to the agreement, the Investor agreed to loan the Company the amount requested. The On-demand Loan 2 bears interest at the rate of the Secured Overnight Financing Rate, or SOFR, plus 1.5% per annum. The On-demand Loan 2 is due in 30 days upon receipt of the Investor's notice of repayment. For the year ended June 30, 2024, the Company borrowed $483,599 and recorded interest expense of $7,615. For the year ended June 30, 2025, the Company recorded interest expense of $3,733 . As of June 30, 2024, the outstanding balance of the On-demand Loan 2, including accrued interest of $7,615, was $491,214. As of June 30, 2025, the On-demand Loan 2 had been fully paid off.

On April 1, 2024, the Company borrowed $350,000 short-term loan ("RP Loan") from an entity owned by Mr. Allan Huang, one of the majority shareholders of the Company. The RP Loan bears no interest and is due upon receipt of request of repayment. As of June 30, 2025 and 2024, the outstanding balance of the RP Loan was $0 and $350,000.

June 2024 Registered Direct Offering

On June 18, 2024, the Company, closed on a Registered Direct Offering of 2,083,334 Shares and a concurrent Private Placement of Warrants to purchase 2,083,334 Warrant Shares, which were sold for gross aggregate proceeds of $5,000,002. The Shares were sold pursuant to a prospectus supplement, filed on June 18, 2024, to the Registration Statement on Form S-3, originally filed on September 25, 2023, with the SEC (File No. 333-274665), and declared effective by the SEC on September 29, 2023. The Warrants, which were issued pursuant to an exemption from registration pursuant to Section 4(a)(2) or Regulation D on the Securities Act, have a term of five years and are immediately exercisable at $2.40 per share. The Shares and Warrants were sold to a purchaser pursuant to a securities purchase agreement, dated June 16, 2024, between the Company and the purchaser (the "Purchase Agreement"). Roth Capital Partners, LLC (the "Placement Agent") acted as placement agent, pursuant to a placement agency agreement between the Company and the Placement Agent dated June 16, 2024 (the "Placement Agency Agreement"). The Company paid the Placement Agent as compensation a cash fee equal to 6.5% of the gross proceeds of the offering plus reimbursement of certain expenses and legal fees. The net proceeds of the offering, after deducting the Placement Agent's fees and expenses and other offering expenses payable by the Company, is approximately $4,543,089.

A holder will not have the right to exercise any portion of the Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, at the election of the holder, 9.99%), respectively, of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. However, upon notice from the holder to the Company as described in the Purchase Agreement, the holder may increase the beneficial ownership limitation, which may not exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise of Warrants.

According to the terms of the Purchase Agreement, on July 9, 2024, we filed a Form S-1 to register the resale, from time to time, of up to an aggregate of 2,083,334 Warrant Shares, issuable upon the exercise of the Warrants issued in the Private Placement by the selling stockholder named therein. The resale registration statement was declared effective by the SEC on July 26, 2024. As of June 30, 2024, no Warrants have been exercised.

Emerging Growth Company

We are an "emerging growth company," as defined in the JOBS Act. Accordingly, certain specified reporting and other regulatory requirements for public companies are reduced for businesses that meet the qualifications for emerging growth companies.

These provisions include:

(1) an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002;

(2) an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

(3) an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about our audit and our financial statements; and

(4) reduced disclosure about our executive compensation arrangements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

As a "smaller reporting company," this item is not required.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
iPower Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of iPower, Inc. and its subsidiaries (the "Company") as of June 30, 2025, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for year ended June 30, 2025 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of their operations and their cash flows for the year ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ HTL International, LLC

We have served as the Company's auditor since 2025.

Houston, Texas

October 9, 2025



UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of iPower, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of iPower, Inc. and its subsidiaries (the "Company") as of June 30, 2024, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for year ended June 30, 2024 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of their operations and their cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company's auditor since 2020 until June 2025.

Irvine, California

September 20, 2024

iPower Inc. and Subsidiaries
Consolidated Balance Sheets
As of June 30, 2025 and June 30, 2024

	June 30, 2025	June 30, 2024
ASSETS		
Current assets		
Cash and cash equivalent	$ 2,007,890	$ 7,377,837
Accounts receivable, net	6,124,008	14,740,093
Inventories, net	8,131,203	10,546,273
Prepayments and other current assets, net	3,111,210	2,346,534
Total current assets	19,374,311	35,010,737
Non-current assets		
Right of use - non-current	3,915,539	6,124,163
Property and equipment, net	390,349	370,887
Deferred tax assets, net	3,724,462	2,445,605
Goodwill	3,034,110	3,034,110
Investment in joint venture	385,180	27,605
Intangible assets, net	2,981,328	3,630,700
Other non-current assets	1,837,488	652,050
Total non-current assets	16,268,456	16,285,120
Total assets	$ 35,642,767	$ 51,295,857
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable, net	$ 7,180,009	$ 11,227,116
Other payables and accrued liabilities	1,893,921	3,885,487
Lease liability - current	1,361,111	2,039,301
Short-term loan payable	–	491,214
Short-term loan payable - related party	–	350,000
Revolving loan payable, net	3,737,602	5,500,739
Income taxes payable	280,155	276,158
Total current liabilities	14,452,798	23,770,015
Non-current liabilities		
Lease liability - non-current	2,913,967	4,509,809
Total non-current liabilities	2,913,967	4,509,809
Total liabilities	17,366,765	28,279,824
Commitments and contingency	–	–
Stockholders' Equity		
Preferred stock, $0.001 par value; 20,000,000 shares authorized; 0 shares issued and outstanding at June 30, 2025 and June 30, 2024	–	–
Common stock, $0.001 par value; 180,000,000 shares authorized; 31,359,899 and 31,359,899 shares issued and outstanding at June 30, 2025 and 2024	31,361	31,361
Additional paid in capital	33,450,885	33,463,883
Accumulated deficits	(15,198,889)	(10,230,601)
Non-controlling interest	(47,462)	(38,204)
Accumulated other comprehensive loss	40,107	(210,406)
Total stockholders' equity	18,276,002	23,016,033
Total liabilities and stockholders' equity	$ 35,642,767	$ 51,295,857

The accompanying notes are an integral part of these consolidated financial statements.

iPower Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended June 30, 2025 and 2024

| | | For the year Ended June 30, | | |
		2025		2024
REVENUES				
Product sales	$	61,518,306	$	84,752,116
Service income		4,624,473		1,319,369
Total revenues		66,142,779		86,071,485
COST OF REVENUES				
Product costs		33,191,202		46,818,232
Service costs		3,957,883		1,131,885
Total cost of revenues		37,149,085		47,950,117
GROSS PROFIT		28,993,694		38,121,368
OPERATING EXPENSES:				
Selling and fulfillment		22,201,828		26,963,291
General and administrative		12,657,628		12,120,969
Total operating expenses		34,859,456		39,084,260
INCOME (LOSS) FROM OPERATIONS		(5,865,762)		(962,892)
OTHER INCOME (EXPENSE)				
Interest expenses		(436,201)		(788,425)
Loss on equity method investment		(14,342)		(5,508)
Other non-operating income (expenses)		84,270		(35,988)
Total other expenses, net		(366,273)		(829,921)
INCOME (LOSS) BEFORE INCOME TAXES		(6,232,035)		(1,792,813)
PROVISION FOR INCOME TAX EXPENSE (BENEFIT)		(1,254,489)		(251,365)
NET INCOME (LOSS)		(4,977,546)		(1,541,448)
Non-controlling interest		(9,258)		(13,289)
NET INCOME (LOSS) ATTRIBUTABLE TO IPOWER INC.		(4,968,288)		(1,528,159)
OTHER COMPREHENSIVE INCOME (LOSS)				
Foreign currency translation adjustments		250,513		(148,272)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO IPOWER INC.	$	(4,717,775)	$	(1,676,431)
WEIGHTED AVERAGE NUMBER OF COMMON STOCK				
Basic		31,445,633		29,878,196
Diluted		31,445,633		29,878,196
EARNINGS (LOSSES) PER SHARE				
Basic	$	(0.16)	$	(0.05)
Diluted	$	(0.16)	$	(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

iPower Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended June 30, 2025 and 2024

	Common Stock		Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Non-controlling interest	Accumulated other Comprehensive income (loss)	Total
	Shares	Amount					
Balance, June 30, 2024	31,359,899	$ 31,361	$ 33,463,883	$ (10,230,601)	$ (38,204)	$ (210,406)	$ 23,016,033
Net loss	–	–	–	(4,968,288)	(9,258)	–	(4,977,546)
Stock-based compensation	–	–	(12,998)	–	–	–	(12,998)
Foreign currency translation adjustments	–	–	–	–	–	250,513	250,513
Balance, June 30, 2025	31,359,899	$ 31,361	$ 33,450,885	$ (15,198,889)	$ (47,462)	$ 40,107	$ 18,276,002
Balance, June 30, 2023	29,710,939	$ 29,712	$ 29,624,520	$ (8,702,442)	$ (24,915)	$ (62,134)	$ 20,864,741
Net loss	–	–	–	(1,528,159)	(13,289)	–	(1,541,448)
Stock-based compensation	–	–	512,542	–	–	–	512,542
Restricted shares issued for vested RSUs	107,293	107	(107)	–	–	–	–
Common stock issued for cash, net of issuance costs	2,083,334	2,084	4,541,005	–	–	–	4,543,089
Capital injection to DHS	–	–	85,381	–	–	–	85,381
Settled offering cost	–	–	(1,300,000)	–	–	–	(1,300,000)
Returned and cancelled shares	(541,667)	(542)	542	–	–	–	–
Foreign currency translation adjustments	–	–	–	–	–	(148,272)	(148,272)
Balance, June 30, 2024	31,359,899	$ 31,361	$ 33,463,883	$ (10,230,601)	$ (38,204)	$ (210,406)	$ 23,016,033

The accompanying notes are an integral part of these consolidated financial statements.

F-5

iPower Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended June 30, 2025 and 2024

| | | For the Years Ended June 30 | | |
		2025		2024
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(4,977,546)	$	(1,541,448)
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:				
Depreciation and amortization expense		779,976		796,225
Inventory reserve		(335,358)		88,926
Credit loss reserve		1,569,031		285,386
Loss on equity method investment		14,342		5,508
Stock-based compensation expense		(12,998)		512,542
Amortization of operating lease right of use assets		1,774,591		1,713,182
Amortization of debt premium / discount and non-cash financing costs		125,906		233,617
Change in operating assets and liabilities				
Accounts receivable		7,047,054		(953,936)
Inventories		2,750,428		9,958,690
Deferred tax assets		(1,278,857)		(290,355)
Prepayments and other current assets, net		(764,676)		511,663
other non-current assets		334,490		306,660
Accounts payable		(4,084,607)		(2,017,841)
Other payables and accrued liabilities		(1,684,961)		(1,728,632)
Operating lease liabilities		(1,839,999)		(1,716,110)
Income taxes payable		3,997		–
Net cash (used in) provided by operating activities		(579,187)		6,164,077
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of equipment		(163,588)		–
Disposal of equipment		13,183		–
Investment in joint venture		(371,917)		–
Prepayments for software development		(1,519,928)		–
Net cash used in investing activities		(2,042,250)		–
CASH FLOWS FROM FINANCING ACTIVITIES:				
Capital injection		–		85,711
Advance from shareholders		–		(85,200)
Payments of offering cost settlement		(325,000)		(975,000)
Net proceeds from sale of common stock		–		4,543,089
Proceeds from short-term loans - related party		–		2,350,000
Proceeds from short-term loans		–		483,599
Payments on short-term loans - related party		(350,000)		(2,000,000)
Payments on promissory note		(483,599)		(1,750,000)
Proceeds from revolving loan		8,359,237		6,950,000
Payments on revolving loan		(10,200,000)		(12,000,000)
Net cash used in financing activities		(2,999,362)		(2,397,801)
EFFECT OF EXCHANGE RATE ON CASH		250,852		(124,080)
CHANGES IN CASH AND CASH EQUIVALENT		(5,369,947)		3,642,195
CASH AND CASH EQUIVALENT, beginning of period		7,377,837		3,735,642
CASH AND CASH EQUIVALENT, end of period	$	2,007,890	$	7,377,837
SUPPLEMENTAL CASH FLOW INFORMATION:				
Cash paid for income tax	$	–	$	–
Cash paid for interest	$	323,078	$	308,590

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
   TRANSACTIONS:

Shares returned and cancelled	$	–	$	1,300,000
Termination of operating leases	$	434,033	$	–
Right of use assets acquired under new operating leases	$	–	$	632,732

The accompanying notes are an integral part of these consolidated financial statements.

iPower Inc.
Notes to Consolidated Financial Statements
As of June 30, 2025 and 2024 and for the Years Ended June 30, 2025 and 2024

Note 1 – Nature of business and organization

iPower Inc., formerly known as BZRTH Inc., a Nevada corporation (the "Company"), was incorporated on April 11, 2018. The Company is principally engaged in the marketing and sale of consumer home, garden and other products and accessories mainly in the North America.

On May 18, 2021, the Company acquired 100% of the equity ownership of its variable interest entity, Global Product Marketing Inc. ("GPM"), an entity which was incorporated in the State of Nevada on September 4, 2020, and was owned by Chenlong Tan, the Company's Chairman, CEO and President, and one of the majority shareholders of the Company. As a result, GPM became the Company's wholly owned subsidiary.

On May 18, 2021, the Company acquired 100% of the equity ownership of its variable interest entity, E Marketing Solution Inc. ("E Marketing"), an entity incorporated in California and owned by one of the shareholders of the Company. As a result, E Marketing became the Company's wholly owned subsidiary.

On January 13, 2022, the Company entered into a joint venture agreement and formed a Nevada limited liability company, Box Harmony, LLC ("Box Harmony"), for the principal purpose of providing logistics services primarily for foreign-based manufacturers or distributors who desire to sell their products online in the United States, with such logistics services to include, without limitation, receiving, storing and transporting such products. The Company owns 40% of the equity interest in Box Harmony, retaining significant influence, but does not own a majority equity interest in or otherwise control Box Harmony. See details at Note 3 below.

On February 10, 2022, the Company entered into another joint venture agreement and formed a Nevada limited liability company, Global Social Media, LLC ("GSM"), for the principal purpose of providing a social media platform, content and services to assist businesses, including the Company and other businesses, in marketing their products. The Company owns 60% of the equity interest in GSM and controls its operations. See details at Note 3 below.

On February 15, 2022, the Company acquired 100% of the ordinary shares of Anivia Limited ("Anivia"), a corporation organized under the laws of the British Virgin Islands ("BVI"), in accordance with the terms of a share transfer framework agreement (the "Transfer Agreement"), dated February 15, 2022, by and between the Company, White Cherry Limited, a BVI company ("White Cherry"), White Cherry's equity holders, Li Zanyu and Xie Jing (together with White Cherry, the "Sellers"), Anivia, Fly Elephant Limited, a Hong Kong company, Dayourenzai (Shenzhen) Technology Co., Ltd., and Daheshou (Shenzhen) Information Technology Co., Ltd. Anivia owns 100% of the equity of Fly Elephant Limited, which in turn owns 100% of the equity of Dayourenzai (Shenzhen) Technology Co., Ltd., a corporation located in the People's Republic of China ("PRC") and which is a wholly foreign-owned enterprise ("WFOE") of Fly Elephant Limited. The WFOE controls, through contractual arrangements summarized in Note 4 below, the business, revenues and profits of Daheshou (Shenzhen) Information Technology Co., Ltd., a company organized under the Laws of the PRC ("DHS") and located in Shenzhen, China. See details on Note 4 below.

On June 3, 2025, the Company entered into a joint venture agreement and formed a Nevada limited liability company, United Package NV, LLC ("United Package"), for the principal purpose of producing packaging materials to serve the rapidly growing demands of U.S. businesses seeking reliable, sustainable, and cost-effective supply chain solutions without reliance on offshore manufacturing. The Company owns approximately 44% of the equity interest in United Package, retaining significant influence, but does not own a majority equity interest in or otherwise control United Package. See details at Note 3 below.

Note 2 – Basis of Presentation and Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America ("U.S. GAAP") and pursuant to the rules and regulations of the Securities Exchange Commission ("SEC"). The Company's fiscal year end date is June 30.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, E Marketing Solution Inc., Global Product Marketing Inc., Global Social Media, LLC, and Anivia Limited and its subsidiaries and VIE, including Fly Elephant Limited, Dayourenzai (Shenzhen) Technology Co., Ltd., and Daheshou (Shenzhen) Information Technology Co., Ltd. All inter-company balances and transactions have been eliminated.

Prior Period Reclassification

Certain prior period amounts in the consolidated balance sheets and statements of operations have been reclassified to conform to the current period presentation, including reclassifications made in the presentation of investment in joint ventures, service income and costs. These reclassifications had no impact on the prior year's financial statements as a whole.

Emerging Growth Company Status

The company is an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, (the "Securities Act"), as modified by the Jumpstart our Business Startups Act of 2012, (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the company's financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of utilizing the emerging growth company reduced reporting requirements difficult.

<u>Use of estimates and assumptions</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Foreign currency translation and transactions</u>

The reporting and functional currency of iPower and subsidiaries is the U.S. dollar (USD). iPower's WFOE and VIE in China uses the local currency, Renminbi ("RMB"), as its functional currency. Assets and liabilities of the VIE are translated at the current exchange rate as quoted by the People's Bank of China (the "PBOC") at the end of the period. Income and expense accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss) in the statement of changes in stockholders' equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The balance sheet amounts of the VIE, with the exception of equity, on June 30, 2025, were translated at 7.1636 RMB to $1.00. The equity accounts were stated at their historical rates. The average translation rates applied to statements of operations and comprehensive loss accounts for the year ended June 30, 2025 was 7.2143 RMB to $1.00. Cash flows were also translated at average translation rates for the period and, therefore, amounts reported on the statement of cash flows would not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

<u>Cash and cash equivalents</u>

Cash and cash equivalents consist of amounts held as cash on hand and financial institution and financial service company deposits.

From time to time, the Company may maintain bank balances in interest bearing accounts in excess of the $250,000, which is currently the maximum amount insured by the FDIC for interest bearing accounts (there is currently no insurance limit for deposits in noninterest bearing accounts). The Company has not experienced any losses with respect to cash. Management believes our Company is not exposed to any significant credit risk with respect to its cash.

As of June 30, 2025, the Company's restricted cash balance included approximately $19,151 frozen by governmental authorities in connection with a lawsuit in China. Such funds are not available for the Company's general use until the restrictions are released. See Note 17 below for details.

<u>Accounts receivable, net</u>

During the ordinary course of business, the Company extends unsecured credit to its customers. Accounts receivable are stated at the amount the Company expects to collect from customers. Management reviews its accounts receivable balances each reporting period to determine if an allowance for credit losses is required.

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company develops allowance for credit losses:

- the customer fails to comply with its payment schedule;

- the customer is in serious financial difficulty;

- a significant dispute with the customer has occurred regarding job progress or other matters;

- the customer breaches any of its contractual obligations;

- the customer appears to be financially distressed due to economic or legal factors;

- the business between the customer and the Company is not active; and

- other objective evidence indicates non-collectability of the accounts receivable.

Accounts receivable are recognized and carried at carrying amount less an allowance for credit losses, if any. The Company maintains an allowance for credit losses resulting from the inability of its customers to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses the potential impact of the overall economic conditions on our customers' industry and businesses and their ability to pay our accounts receivable. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions, including the potential impact of the recent tariff policy. In the event we recover amounts previously written off, we will reduce the specific allowance for credit losses. During the year ended June 30, 2025, the Company determined that the collectability of certain refundable amounts withheld by sales channel partners was remote so we recorded additional allowance for credit losses. For the year ended June 30, 2025 and 2024, the credit losses was $1,569,031 and $285,386, respectively.

Equity method investment

The Company accounts for its ownership interest in Box Harmony, a 40% owned joint venture, and United Package NV LLC, a 44% owned joint venture, following the equity method of accounting, in accordance with ASC 323, Investments — Equity Method and Joint Ventures. Under this method, the carrying cost is initially recorded at cost and then increased or decreased by recording its percentage of gain or loss in joint ventures' statement of operations and a corresponding charge or credit to the carrying value of the asset.

Variable interest entities

On February 15, 2022, the Company acquired 100% of the ordinary shares of Anivia and its subsidiaries, including Daheshou (Shenzhen) Information Technology Co., Ltd., a company organized under the Laws of the PRC ("DHS"). Pursuant to the terms of the Agreements, the Company does not have direct ownership in DHS but is actively involved in DHS's operations as the sole manager to direct the activities and significantly impact DHS's economic performance. DHS's operational funding has been provided by the Company following the February 15, 2022 acquisition. During the term of the Agreements, the Company bears all the risk of loss and has the right to receive all of the benefits from DHS. As such, based on the determination that the Company is the primary beneficiary of DHS, in accordance with ASC 810-10-25-38A through 25-38J, DHS is considered a VIE of the Company and the financial statements of DHS have been consolidated from the date such control existed, February 15, 2022. See Note 4 for details regarding the acquisition.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company accounts for goodwill under *ASC Topic 350, Intangibles-Goodwill and Other*.

Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment, at the reporting unit level. The Company's review for impairment includes an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill, a quantitative goodwill impairment test is performed, which compares the fair value of the reporting unit with its carrying amounts, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The Company engaged an independent third-party valuation firm in August 2022 to conduct an evaluation of goodwill impairment for the Company as a whole at the consolidated reporting unit level as of June 30, 2022. This evaluation was completed prior to the Company's filing of its Annual Report on Form 10-K for the period ended June 30, 2022. Due to the decrease in the Company's share price subsequent to the filing of the June 30, 2022 Form 10-K and the net loss incurred during the quarter ended September 30, 2022, the Company engaged the same valuation firm to review goodwill for impairment. Based on this review, the Company concluded an impairment loss of $3,060,034 as of September 30, 2022 was required. The impairment amount was determined based on the discounted cash flows with the revised projections reflecting the increase in freight and storage costs in the current interim quarter. The Company also considered the Market Capital Method, which is an alternative market approach, suggested the Company's goodwill is partially impaired.

During the years ended June 30, 2025 and 2024, the Company engaged an independent third-party valuation firm to perform a qualitative and quantitative goodwill impairment analysis following the steps laid out in ASC 350-20-35-3C and noted no goodwill impairment. As of June 30, 2025 and 2024, the goodwill balance amounted to $3,034,110 and $3,034,110, respectively.

Intangible Assets, net

Finite life intangible assets at June 30, 2025 include covenant not to compete, supplier relationship, and software recognized as part of the acquisition of Anivia. Intangible assets are recorded at the estimated fair value of these items at the date of acquisition, February 15, 2022. Intangible assets are amortized on a straight-line basis over their estimated useful life as follows:

	Useful Life
Covenant not to Compete	10 years
Supplier relationship	6 years
Software	5 years

The Company reviews the recoverability of long-lived assets, including the intangible assets, when events or changes in circumstances occur that indicate the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations. The Company did not record any impairment charge for the years ended June 30, 2025 and 2024.

Fair values of financial instruments

ASC 825, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments. ASC 820, "Fair Value Measurements" defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and all other current assets and liabilities approximate fair values due to their short-term nature.

For other financial instruments to be reported at fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines the fair value of its financial instruments based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 – Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3 – Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

The Company does not have any assets or liabilities measured at fair value on a recurring basis. We measure certain non-financial assets on a non-recurring basis, including goodwill. As of June 30, 2025 and 2024, the Company had goodwill of $3,034,110 as follows:

	Total Fair Value	Level 1	Level 2	Level 3
Goodwill	$ 3,034,110	$ –	$ –	$ 3,034,110
Total	$ 3,034,110	$ –	$ –	$ 3,034,110

The fair value of goodwill was determined based on the discounted cash flow method, which is an income approach, which required the use of inputs that were unobservable in the marketplace (Level 3), including a discount rate that would be used by a market participant, projections of revenues and cash flows, among others.

Revenue recognition

The Company recognizes revenue from service and product sales, net of promotional discounts and return allowances, when the following revenue recognition criteria are met: a contract has been identified, separate performance obligations are identified, the transaction price is determined, the transaction price is allocated to separate performance obligations and revenue is recognized upon satisfying each performance obligation. The Company transfers the risk of loss or damage upon shipment or completion of service, therefore, revenue from product sales is recognized when it is shipped to the customer and the revenue from services is recognized upon completion of services. Return allowances, which reduce product revenue by the Company's best estimate of expected product returns, are estimated using historical experience.

The Company evaluates the criteria of ASC 606 - Revenue Recognition Principal Agent Considerations in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, when the Company is primarily responsible for fulfilling the promise to provide a specified good or service and the Company has discretion in establishing the price, revenue is recorded at gross.

Payments received prior to the delivery of goods to customers are recorded as customer deposits.

The Company periodically provides incentive offers to its customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases and other similar offers. Current discount offers, when accepted by the Company's customers, are treated as a reduction to the purchase price of the related transaction.

Sales discounts are recorded in the period in which the related sales are recorded. Sales return allowances are estimated based on historical amounts and are recorded upon recognizing the related sales. Shipping and handling costs are recorded as selling expenses.

Cost of revenue

Cost of revenue mainly consists of costs for purchases of products, net of purchase discounts and rebates, and related inbound freight and delivery fees.

Operating expenses

Operating expenses, which consist of selling and fulfillment and general and administrative expenses, including inventory reserves, are expensed as incurred. Vendor warranty credits resulting from refund of returns on quality issues are recorded to offset selling and fulfillment expenses. During the years ended June 30, 2025 and 2024, the Company recorded vendor credit of $0 million and $2.48 million, respectively.

Advertising costs are expensed as incurred. Total advertising and promotional costs included in selling and fulfillment expenses for the years ended June 30, 2025 and 2024 were $3,351,814 and $4,271,311, respectively.

Inventory, net

Inventory consists of finished goods ready for sale and is stated at the lower of cost or net realizable value. The Company values its inventory using the weighted average costing method. The Company's policy is to include as a part of inventory and cost of goods sold any freight incurred to ship the product from its vendors to warehouses. The Company regularly reviews inventory and considers forecasts of future demand, market conditions and product obsolescence.

If the estimated realizable value of the inventory is less than cost, the Company makes provisions in order to reduce its carrying value to its estimated market value. The Company also reviews inventory for slow moving inventory and obsolescence and records allowance for obsolescence.

Debt Issuance Costs

Costs incurred in connection with the issuance of debt are deferred and amortized as interest expense over the term of the related debt using the effective interest method. To the extent that the debt is outstanding, these amounts are reflected in the consolidated balance sheets as direct deductions from the carrying amount of the outstanding borrowings.

Equity offering costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly related to an equity financing that is probable of successful completion until such financing is consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds received as a result of the offering. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately written off to operating expenses in the consolidated statements of operations and comprehensive income (loss) in the period of determination. For the years ended June 30, 2025 and 2024, $0 and $1,756,913 were recorded as deferred offering costs and reclassed to additional paid in capital upon closing of the offering. As of June 30, 2025 and June 30, 2024, there were no deferred offering costs included in the Company's consolidated balance sheets.

<u>Segment reporting</u>

The Company follows ASC Topic 280, Segment Reporting. The Company's Chief Executive Officer, who serves as the Chief Operating Decision Maker ("CODM"), reviews the consolidated results of operations when making decisions about allocating resources and assessing the performance of the Company as a whole and, hence, the Company has only one reportable segment. Significant expense categories regularly provided to and reviewed by the CODMs are those presented in the consolidated statements of comprehensive income. The Company does not distinguish between markets or segments for the purpose of internal reporting. For the years ended June 30, 2025 and 2024, sales through Amazon to Canada and other foreign countries were approximately 7.2% and 9.2% of the Company's total sales. During the year ended June 30, 2025, sales of hydroponic products, including ventilation and grow light systems, was approximately 19% of the Company's total sales and the remaining 81% consisted of home goods, general gardening, and other products and accessories. During the year ended June 30, 2024, sales of hydroponic products, including ventilation and grow light systems, was approximately 22% of the Company's total sales and the remaining 78% consisted of general gardening, home goods, and other products and accessories. As of June 30, 2025 and 2024, the Company had approximately $1.0 and $1.9 million of inventory stored in China. The Company's majority of long-lived assets are located in California, United States, majority of the deferred tax assets are US related, and a majority of the Company's revenues are derived from within the United States.

<u>Leases</u>

The Company records right-of-use ("ROU") assets and related lease obligations on the balance sheet.

ROU assets represent our right to use an underlying asset for the lease terms and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

<u>Stock-based Compensation</u>

The Company applies ASC No. 718, "Compensation-Stock Compensation," which requires that share-based payment transactions with employees and nonemployees upon adoption of ASU 2018-07, be measured based on the grant date fair value of the equity instrument and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period. In addition to requisite service period, the Company also evaluates the performance condition and market condition under ASC 718-10-20. For an award which contains both a performance and a market condition, and where both conditions must be satisfied for the award to vest, the market condition is incorporated into the fair value of the award, and that fair value is recognized over the employee's requisite service period or nonemployee's vesting period if it is probable the performance condition will be met. If the performance condition is ultimately not met, compensation cost related to the award should not be recognized (or should be reversed) because the vesting condition in the award has not been satisfied.

The Company will recognize forfeitures of such equity-based compensation as they occur.

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their perspective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company has analyzed filing positions in each of the federal and state jurisdictions where the Company is required to file income tax returns, as well as open tax years in such jurisdictions. The Company has identified the U.S. federal jurisdiction, and the states of Nevada and California, as its "major" tax jurisdictions. However, the Company has certain tax attribute carryforwards which will remain subject to review and adjustment by the relevant tax authorities until the statute of limitations closes with respect to the year in which such attributes are utilized.

The Company believes that our income tax filing positions and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to ASC 740, Income Taxes. The Company's policy for recording interest and penalties associated with income-based tax audits is to record such items as a component of income taxes.

Commitments and contingencies

In the ordinary course of business, the Company is subject to certain contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and specific facts and circumstances of each matter.

Earnings per share

Basic earnings per share are computed by dividing net income attributable to holders of common stock by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities to issue common stock were exercised.

Recently issued accounting pronouncements

In December 2023, The FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. Under this ASU, public business entities must annually "(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate)." This ASU's amendments are effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Entities are permitted to early adopt the standard "for annual financial statements that have not yet been issued or made available for issuance." The amendments should be applied on a prospective basis. Retrospective application is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In November 2023, The FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments apply to all public entities that are required to report segment information in accordance with Topic 280, Segment Reporting. The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The key amendments: 1. Require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss. 2. Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the significant expenses disclosed and each reported measure of segment profit or loss. 3. Require that a public entity provide all annual disclosures about a reportable segment's profit or loss and assets currently required by FASB Accounting Standards Codification® Topic 280, Segment Reporting, in interim periods. 4. Clarify that if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity's consolidated financial statements. 5. Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. 6. Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The adoption of this standard did not have a material impact on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative. This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification™ ("Codification"). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. In SEC Release No. 33-10532, Disclosure Update and Simplification, issued August 17, 2018, the SEC referred certain of its disclosure requirements that overlap with, but require incremental information to, generally accepted accounting principles to the FASB for potential incorporation into the Codification. The ASU incorporates into the Codification 14 of the 27 disclosures referred by the SEC. They modify the disclosure or presentation requirements of a variety of Topics in the Codification. The requirements are relatively narrow in nature. Some of the amendments represent clarifications to, or technical corrections of, the current requirements. Because of the variety of Topics amended, a broad range of entities may be affected by one or more of those amendments. For entities subject to the SEC's existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In September 2022, FASB issued ASU 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. The amendments in this ASU require that a company that uses a supplier finance program in connection with the purchase of goods or services disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. ASU 2022-04 is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2022, except for the rollforward of the supplier finance program obligations, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. An entity should apply ASU No. 2022-04 retrospectively to all periods in which a balance sheet is presented, except for the obligation rollforward, which should be applied prospectively. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In June 2022, FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments in this ASU clarify the guidance in ASC 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and require specific disclosures related to such an equity security. This standard is effective for fiscal years beginning after December 15, 2024. The Company does not expect the adoption of this standard have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, "Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40)." This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock, as well as amend the guidance for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. This standard is effective for the Company on July 1, 2024, including interim periods within those fiscal years. Adoption is either a modified retrospective method or a fully retrospective method of transition. The adoption of this standard did not have a material impact on its consolidated financial statements.

In March 2020 and January 2021, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope, respectively (collectively, "Topic 848"). Topic 848 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by Topic 848 are effective for all entities as of March 12, 2020 through December 31, 2022. In December 2022, the FASB issued ASU 2022-06, Reference Rate reform (Topic 848): Deferral of the Sunset Date of Topic 848, which deferred the sunset date of Topic 848, Reference Rate Reform to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Note 3 - Joint Ventures

Box Harmony, LLC

On January 13, 2022, the Company entered into a joint venture agreement (the "Joint Venture Agreement") with Titanium Plus Autoparts, Inc., a California corporation ("TPA"), Tony Chiu ("Chiu") and Bin Xiao ("Xiao"). Pursuant to the terms of the Joint Venture Agreement, the parties formed a Nevada limited liability company, Box Harmony, LLC ("Box Harmony"), for the principal purpose of providing logistic services primarily for foreign-based manufacturers or distributors who desire to sell their products online in the United States, with such logistic services to include, without limitation, receiving, storing and transporting such products.

Following entry into the Joint Venture Agreement, Box Harmony issued a total of 6,000 certificated units of membership interest, designated as Class A voting units ("Equity Units"), as follows: (i) the Company agreed to contribute $50,000 in cash in exchange for 2,400 Equity Units in Box Harmony and agreed to provide Box Harmony with the use and access to certain warehouse facilities leased by the Company (see below), and (ii) TPA received 1,200 Equity Units in exchange for (a) $1,200 and contributing the TPA IP License referred to below, (b) its existing and future customer contracts, and (c) granting Box Harmony the use of shipping accounts (FedEx and UPS) and all other TPA carrier contracts, and (iii) Xiao received 2,400 Equity Units in exchange for $2,400 and his agreement to manage the day to day operations of Box Harmony.

Under the terms of the Box Harmony limited liability operating agreement (the "LLC Agreement"), TPA and Xiao each granted to the Company an unconditional and irrevocable right and option to purchase from Xiao and TPA at any time within the first 18 months following January 13, 2022, up to 1,200 Class A voting units, at an exercise price of $550 per Class A voting unit, for a total exercise price of up to $660,000. If such option is fully exercised, the Company would own 3,600 Equity Units or 60% of the total outstanding Equity Units. As of the date of this report, the option right had been expired and the Company had not exercised the option to purchase additional voting units from Xiao and TPA. The LLC Agreement prohibits the issuance of additional Equity Units and certain other actions unless approved in advance by the Company, that a noncontrolling right that would not be substantive to overcome the majority voting interests held by TPA and Xiao. In January 2023, TPA and Xiao transferred their 60% equity units to a third party without consideration as the LLC was still in development stage and did not have significant operations. The transfer of equity did not have any impact on the LLC's financial statements.

As a result, the Company owns 40% of the equity interest in Box Harmony with significant influence but does not own a majority equity interest or otherwise control of Box Harmony. The Company accounts for its ownership interest in Box Harmony following the equity method of accounting, in accordance with ASC 323, Investments —Equity Method and Joint Ventures. Under this method, the carrying cost is initially recorded at cost and then increased or decreased by recording its percentage of gain or loss in its statement of operations and a corresponding charge or credit to the carrying value of the asset. As of June 30, 2025 and 2024, the carrying value of the investment in Box Harmony was $13,264 and $27,605.

Global Social Media, LLC

On February 10, 2022, the Company entered into a joint venture agreement with Bro Angel, LLC, Ji Shin and Bing Luo (the "GSM Joint Venture Agreement"). Pursuant to the terms of the GSM Joint Venture Agreement, the parties formed a Nevada limited liability company, Global Social Media, LLC ("GSM"), for the principal purpose of providing a social media platform, contents and services to assist businesses, including the Company and other businesses, in marketing their products.

Following entry into the GSM Joint Venture Agreement, GSM issued 10,000 certificated units of membership interest (the "GSM Equity Units"), of which the Company was issued 6,000 GSM Equity Units and Bro Angel was issued 4,000 GSM Equity Units. Messrs. Shin and Luo are the owners of 100% of the equity of Bro Angel. The LLC Agreement prohibits the issuance of additional Equity Units and certain other actions unless approved in advance by Bro Angel, creating a noncontrolling right that would not be substantive to overcome the majority voting interests held by the Company.

As of the date of this report, the members have not completed the capital contributions and no receivables were recorded.

Pursuant to the terms of the Agreements, the Company owns 60% of the equity interest in GSM and control of GSM's operations. Based on ASU 2015-02, the Company consolidates GSM into its financial statements due to its majority equity ownership and control over operations. For the years ended June 30, 2025 and 2024, the impact of GSM's activities were immaterial to the Company's consolidated financial statements.

United Package NV, LLC

On June 3, 2025, the Company, Custom Cup Factory, Inc., a California corporation ("CCF"), and Yi Yang ("Yang") entered into the Limited Liability Company Operating Agreement (the "Operating Agreement") of United Package NV, LLC, a Nevada limited liability corporation ("United Package").

United Package will focus on the domestic production of packaging materials to serve the rapidly growing demands of U.S. businesses seeking reliable, sustainable, and cost-effective supply chain solutions without reliance on offshore manufacturing. Pursuant to the terms of the Operating Agreement, the Company owns 2,280 Class A Voting Units (as defined in the Operating Agreement) of United Package in consideration for the Company's contribution of equipment and facility, Yang owns 1,140 Class A Voting Units of the Joint Venture in consideration for Yang's commitment to manage the business of United Package and CCF owns 1,710 Class A Voting Units of United Package in consideration for CCF's contribution of its marketing expertise, existing sales channel and customer list.

As a result, the Company owns approximately 44% of the equity interest in United Package with significant influence but does not own a majority equity interest or otherwise control of United Package. The Company accounts for its ownership interest in United Package following the equity method of accounting, in accordance with ASC 323, Investments —Equity Method and Joint Ventures. Under this method, the carrying cost is initially recorded at cost and then increased or decreased by recording its percentage of gain or loss in its statement of operations and a corresponding charge or credit to the carrying value of the asset. As of June 30, 2025, the Company had invested total amount of $371,917 to United Package.

Note 4 – Variable interest entity

Effective February 15, 2022, upon acquisition of Anivia, the Company assumed the contractual arrangements between the WFOE and DHS through a variable interest operating entity structure.

As of June 30, 2025 and 2024, there was no pledge or collateralization of the VIE assets that would be used to settle obligations of the VIE.

The carrying amounts of the assets, liabilities and the results of operations of the VIE included in the Company's consolidated balance sheets and statements of operations and comprehensive income after the elimination of intercompany balances and transactions with the VIE are as follows:

The carrying amount of the VIE's assets and liabilities were as follows for the years indicated:

	June 30, 2025		**June 30, 2024**	
Cash in bank	$	311,852	$	222,648
Prepayments and other receivables	$	279	$	202,904
Rent deposit	$	9,772	$	72,281
Office equipment, net	$	3,562	$	12,205
Right of use – noncurrent	$	–	$	434,034
Accounts payable	$	99,544	$	381,013
Lease liability	$	–	$	443,059
Income tax payable	$	280,155	$	276,158
Other payables and accrued liabilities	$	465,990	$	514,285

The operating results of the VIE were as follows for the year ended June 30, 2025:

	Year Ended **June 30, 2025**	
Revenue	$	–
Net loss after elimination of intercompany transactions	$	1,231,686

The operating results of the VIE were as follows for the year ended June 30, 2024:

	Year Ended June 30, 2024
Revenue	$ –
Net loss after elimination of intercompany transactions	$ 4,340,968

For the year ended June 30, 2025, the VIE contributed approximately $2.8 million of revenue and $0.9 million of net loss before elimination. For the year ended June 30, 2024, the VIE contributed approximately $7.1 million of revenue and $0.5 million of net loss before elimination.

Note 5 – Accounts receivable, net

Accounts receivable for the Company consisted of the following as of the dates indicated below:

	June 30, 2025	June 30, 2024
Accounts receivable	$ 8,048,425	$ 15,095,479
Less: allowance for credit losses	(1,924,417)	(355,386)
Total accounts receivable	$ 6,124,008	$ 14,740,093

The changes in allowance for credit losses on accounts receivable are summarized below:

	Allowance for Credit Losses
Balance at June 30, 2023	$ 70,000
Allowance recorded during the year ended June 30, 2024	285,386
Balance at June 30, 2024	$ 355,386
Allowance recorded during the year ended June 30, 2025	1,569,031
Balance at June 30, 2025	$ 1,924,417

Note 6 – Inventories, net

As of June 30, 2025 and 2024, inventories consisted of finished goods ready for sale, net of allowance for obsolescence, amounted to $8,131,203 and $10,546,273, respectively.

For the years ended June 30, 2025 and 2024, the Company recorded inventory reserve expense of $(335,358) and $88,926, respectively. As of June 30, 2025 and 2024, allowance for obsolescence was $312,468 and $647,825, respectively.

Note 7 – Prepayments and other current assets, net

As of June 30, 2025 and 2024, prepayments and other current assets consisted of the following:

	June 30, 2025	June 30, 2024
Advance to suppliers	$ 1,787,296	$ 1,567,528
Prepaid income taxes	19,072	31,496
Prepaid expenses and other receivables	1,304,842	747,510
Less: Allowance for credit losses	–	–
Total	$ 3,111,210	$ 2,346,534

Other receivables consisted of delivery fees of $18,699 and $3,995 and receivables from unrelated parties for their use of the Company's courier accounts at June 30, 2025 and 2024, respectively.

The changes in allowance for credit losses on other receivables are summarized below:

		Allowance for Credit Losses
Balance at June 30, 2023	$	249,128
Allowance reversed during the year ended June 30, 2024		(249,128)
Balance at June 30, 2024		–
Allowance recorded during the year ended June 30, 2025		–
Balance at June 30, 2025	$	–

During the year ended June 30, 2024, the Company collected $249,128 of aged other receivables and recorded a reduction of bad debts expense as a reversal of the allowance of credit losses.

Note 8 – Intangible assets, net

As of June 30, 2025 and 2024, intangible assets, net, consisted of the following:

	June 30, 2025		June 30, 2024	
Covenant not to compete	$	3,459,120	$	3,459,120
Supplier relationships		1,179,246		1,179,246
Software		534,590		534,591
Accumulated amortization		(2,191,628)		(1,542,257)
Total	$	2,981,328	$	3,630,700

The intangible assets were acquired on February 15, 2022 through acquisition of Anivia. The weighted average remaining life for finite-lived intangible assets at June 30, 2025 was approximately 5.2 years. The amortization expense for the years ended June 30, 2025 and 2024 was $649,371 and $649,371, respectively. At June 30, 2025, finite-lived intangible assets are expected to be amortized over their estimated useful lives, which ranges from a period of 5 to 10 years, and the estimated remaining amortization expense for each of the five succeeding years thereafter is as follows:

Year Ending June 30,		Amount
2026	$	649,371
2027		609,277
2028		468,750
2029		345,912
2030		345,912
Thereafter		562,106
	$	2,981,328

During the year ended June 30, 2025, the Company entered into software development agreements with a third-party developer. In connection with these agreements, the Company made payments of $1.5 million for development fees. As of June 30, 2025, such payments were recorded as a non-current prepayment and are included in Other non-current assets in the accompanying consolidated balance sheet. The related amounts will be reclassified from prepaid assets to intangible assets upon completion and acceptance of the developed software.

Note 9 – Other payables and accrued liabilities

As of June 30, 2025 and 2024, other payables and accrued liabilities consisted of the following:

	June 30, 2025	June 30, 2024
Accrued payables for inventory in transit	$ 262,570	$ 1,405,780
Credit cards payable	149,276	231,243
Customer deposit	291,995	313,358
Accrued Amazon fees	76,534	530,456
Sales taxes payable	552,346	442,889
Accrued payroll and related expenses	560,387	585,150
Settlement payable	–	325,000
Other payables	813	51,611
Total	$ 1,893,921	$ 3,885,487

Note 10 – Loans payable

Long-term loan

Asset-based revolving loan

On November 12, 2021, the Company entered to a Credit Agreement with JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender, for an asset-based revolving loan ("ABL") of up to $25 million with key terms listed as follows:

- Borrowing base equal to the sum of

  ➢ Up to 90% of eligible credit card receivables
  ➢ Up to 85% of eligible trade accounts receivable
  ➢ Up to the lesser of (i) 65% of cost of eligible inventory or (ii) 85% of net orderly liquidation value of eligible inventory

- Interest rates of between LIBOR plus 2% and LIBOR plus 2.25% depending on utilization
- Undrawn fee of between 0.25% and 0.375% depending on utilization
- Maturity Date of November 12, 2024

In addition, the ABL includes an accordion feature that allows the Company to borrow up to an additional $25.0 million. To secure complete payment and performance of the secured obligations, the Company granted a security interest in all of its right, title and interest in, to and under all of the Company's assets as collateral to the ABL. Upon closing of the ABL, the Company paid $796,035 financing fees including 2% of $25.0 million or $500,000 paid to its financial advisor. The financing fees are recorded as debt discount and to be amortized over three years as interest expenses, the term of the ABL.

Below is a summary of the interest expense recorded for the years ended June 30, 2025 and 2024:

	2025		2024	
Accrued interest	$	244,078	$	402,675
Credit utilization fees		57,052		71,332
Amortization of debt discount		125,906		265,219
Total	$	427,036	$	739,226

As of June 30, 2025, the outstanding amount of the ABL, which was classified as current revolving loan payable, including interest payable, was $3,737,602. As of June 30, 2024, the outstanding amount of the revolving loan payable, net of debt discount and including interest payable, was $5,500,739.

On February 16, 2022, in connection with the acquisition of Anivia Limited, the Company and JPM entered into an amendment to the Pledge and Security Agreement, pursuant to which the Company pledged 65% of its ownership interest in Anivia Limited and its subsidiaries.

On October 7, 2022, the Company entered into a second amendment to the credit agreement and consent (the "Second Amendment to the Credit Agreement"), originally dated November 12, 2021, as amended, with JPMorgan Chase Bank, N.A., as administrative agent and lender ("JPMorgan"). The Company entered into the Second Amendment to the Credit Agreement primarily for the purpose of changing the interest rate repayment calculations from LIBOR to the Secured Overnight Financing Rate, or SOFR, which adjustment had originally been anticipated under the terms of the original Credit Agreement. In addition, two of the negative covenants set forth in the original credit agreement were amended in order to (i) adjust the definition of "Covenant Testing Trigger Period" to increase the required cash availability from $3,000,000 to $4,000,000, or 10% of the aggregate revolving commitment for the preceding 30 days, and (ii) require that the Company will not and will not permit any of its subsidiaries, after reasonable due diligence and due inquiry, to knowingly sell their products, inventory or services directly to any commercial businesses that grow or cultivate cannabis; it being acknowledged, however, that the Company does not generally conduct due diligence on its individual retail customers.

On November 11, 2022, the Company and JPMorgan entered into a default waiver and consent agreement (the "Waiver Letter") pursuant to which the parties recognized that the Company was in default on its failure to satisfy the minimum Excess Availability requirement of $7,500,000, as defined in the Credit Agreement, and deliver a certificate to JPMorgan accurately reflecting the Excess Availability (together, the "Existing Defaults"). Under the terms of the Waiver Letter, JPMorgan agreed to waive the right to enforce an event of default based on the aforementioned Existing Defaults. As of June 30, 2024, the Company was in compliance with the ABL covenants. However, as of June 30, 2025, the Company was in default as a result of covenant violations under the ABL facility.

On November 8, 2024, the Company entered into a third amendment (the "Third Amendment") to that certain credit agreement, initially entered into by and among the Company and its subsidiaries and JPMorgan Chase Bank, N.A., as administrative agent for the Lender and a lender (the "Administrative Agent" or "Lender"), on November 12, 2021 (the "Credit Agreement"). The Third Amendment to the Credit Agreement amended, among other things, (i) the defined term "Aggregate Revolving Commitment" to mean $15,000,000, and (ii) extended the maturity date to "November 8, 2027 or any earlier date on which the Revolving Commitments are reduced to zero or otherwise terminated pursuant to the terms hereof." The borrowing rate is SOFR plus 2.25% to 2.50% depending on utilization of the borrowing availability.

Promissory note payable

On February 15, 2022, as part of the consideration for the acquisition of Anivia, the Company issued a two-year unsecured 6% subordinated promissory note, payable in equal semi-annual installments commencing August 15, 2022 (the "Purchase Note"). The principal amount of the Purchase Note was $3.5 million with a fair value of $3.6 million as of February 15, 2022. In October 2022, the Company paid the first installment of $875,000. And in February 2023, the Company paid the second installment of $875,000. In August 2023, the Company paid the third installment of $875,000. In February 2024, the Company paid the fourth installment of $875,000. For the year ended June 30, 2024, the Company recorded accrued interest of $39,429 and amortization of note premium of $31,602. In February 2024, the note premium was fully amortized, and the outstanding balance of the principal and accrued interest of $275,679 was fully paid off. As of June 30, 2025 and 2024, the total outstanding balance of the Purchase Note was $0.

<u>Short-term loans payable</u>

On July 8, 2023, the Company entered into an agreement with White Cherry Limited ("White Cherry"), a BVI company owned by the former owner of DHS, for an on-demand, unsecured and subordinated loan ("On-demand Loan"). Pursuant to the agreement, White Cherry agreed to loan the Company the amount requested. The On-demand Loan bears interest at the rate of the Secured Overnight Financing Rate, or SOFR, plus 1% per annum. The On-demand Loan is due in 30 days upon receipt of White Cherry's notice of repayment. On July 16, 2023, the Company borrowed $2,000,000 from White Cherry, repaid $1 million on July 31, 2023 and $1 million on January 31, 2024. For the year ended June 30, 2025 and 2024, the Company recorded interest of $0 and $32,911, respectively. As of June 30, 2025, the outstanding balance of the On-demand Loan was fully paid off.

On April 8, 2024, the Company entered into an agreement with an unrelated accredited investor (the "Investor") for an on-demand, unsecured and subordinated loan ("On-demand Loan 2"). Pursuant to the agreement, the Investor agreed to loan the Company the amount requested. The On-demand Loan 2 bears interest at the rate of the Secured Overnight Financing Rate, or SOFR, plus 1.5% per annum. The On-demand Loan 2 is due in 30 days upon receipt of the Investor's notice of repayment. For the year ended June 30, 2024, the Company borrowed $483,599 and recorded interest expense of $7,615. As of June 30, 2024, the outstanding balance of the On-demand Loan 2, including accrued interest of $7,615, was $491,214. As of June 30, 2025, the On-demand Loan 2 had been fully paid off.

On April 1, 2024, the Company borrowed $350,000 short-term loan ("RP Loan") from an entity owned by Mr. Allan Huang, one of the majority shareholders of the Company. The RP Loan bears no interest and is due upon receipt of request of repayment. As of June 30, 2025 and 2024, the outstanding balance of the RP Loan was $0 and $350,000.

Note 11 - Related party transactions

On April 1, 2024, the Company borrowed $350,000 short-term loan from an entity owned by Mr. Allan Huang, one of the majority shareholders of the Company. See Note 10 above for details.

During the year ended June 30, 2024, the Company started selling products through MII Strategy Inc. ("MII"), a company owned by the Company's CEO, Mr. Chenlong Tan. As of June 30, 2025 and June 30, 2024, the total amount due from MII was $0 and $56,406.

On July 8, 2023, the Company entered into an agreement with White Cherry for an on demand loan. See Note 10 above for details.

On June 3, 2025, the Company, Custom Cup Factory, Inc. ("CCF") and Ms. Yi Yang, our new director appointed on June 6, 2025, entered into the Limited Liability Company Operating Agreement (the "Operating Agreement") of United Package NV, LLC, a Nevada limited liability corporation (the "Joint Venture"). The Joint Venture will focus on the domestic production of packaging materials to serve the rapidly growing demands of U.S. businesses seeking reliable, sustainable, and cost-effective supply chain solutions without reliance on offshore manufacturing. See Note 3 above for details.

In addition, Ms. Yang's entity, Pacelor Inc. ("Pacelor"), manages a warehouse and provide fulfillment services for the Company and receives a monthly service fee, which fluctuates from month to month, of approximately $200,000. Ms. Yang is the Founder and Chief Executive Officer of Pacelor. For the year ended June 30, 2025, the Company received $202,922 service from Pacelor after it became the related party of Pacelor on June 6, 2025 and the accounts payable to Pacelor as of June 30, 2025 was 78,831. Ms. Yang's another entity, Pacelor NV Inc. ("Pacelor NV") also provides marketing services for the Company. As of June 30, 2025, the outstanding accounts payable to Pacelor NV was $315,019.

Note 12 – Income taxes

In addition to corporate income taxes in the United States, upon completion of the acquisition of Anivia in February 2022, the Company is subject to corporate income taxes in the People's Republic of China ("PRC"). Anivia and its subsidiaries were subject to BVI or Hong Kong income taxes but did not have any operations for the year ended June 30, 2025 and 2024. DHS, the operating VIE of Anivia, is considered a Controlled Foreign Corporation (CFC) defined under IRC Sec. 957(a) since the Company indirectly owns more than 50% voting control of DHS as a result of the Transfer Agreement. Therefore, DHS is subject to the Global Intangible Low-Taxed Income Tax ("GILTI"). DHS is subject to 5% tax rate in PRC until December 31, 2027. Since DHS had tested losses during the year ended June 30, 2025 and 2024 and no GILTI tax was recorded for as of June 30, 2025 and 2024, the Company is not eligible for the GILTI high-tax exclusion. In addition, as a result of the acquisition, the Company booked a $6,094,144 of goodwill. Since the acquisition was a stock acquisition, the Goodwill is not deductible for tax purposes.

The income tax provision for the years ended June 30, 2025 and 2024 consisted of the following:

	June 30, 2025	June 30, 2024
Current:		
Federal	$ –	$ –
State	24,367	40,739
Foreign	–	–
Total current income tax provision	24,367	40,739
Deferred:		
Federal	(1,023,623)	(317,134)
State	(255,233)	(47,305)
Foreign	–	72,335
Total deferred taxes	(1,278,856)	(292,104)
Total provision for income taxes	$ (1,254,489)	$ (251,365)

The Company is subject to U.S. federal income tax as well as state income tax in certain jurisdictions. The tax years 2019 to 2023 remain open to examination by the major taxing jurisdictions to which the Company is subject. The following is a reconciliation of income tax expenses at the effective rate to income tax at the calculated statutory rates:

	June 30, 2025	June 30, 2024
Statutory tax rate		
Federal	21.00 %	21.00 %
State (net of federal benefit)	5.63 %	5.54%
Foreign tax	(3.73)%	(4.94)%
Prior year adjustment and permanent differences	– %	(2.66)%
Others	(2.77)%	(4.92)%
Effective tax rate	20.13 %	14.02 %

As of June 30, 2025, prepaid income taxes to US tax authorities and income tax payable to Chinese tax authorities was $19,073 and $280,155, respectively. As of June 30, 2024, prepaid income taxes to US tax authorities and income tax payable to Chinese tax authorities was $31,496 and $276,158, respectively.

The tax effects of temporary differences which give rise to significant portions of the deferred taxes are summarized as follows:

		June 30,		
		2025		2024
Deferred tax assets				
263A calculation	$	256,568	$	291,354
Inventory reserve		83,180		171,942
State taxes		4,844		4,840
Accrued expenses		21,750		155,860
ROU assets / liabilities		95,711		110,391
Net Operation loss		3,081,145		2,190,589
Disallowed interest expense		311,662		258,352
Stock-based compensation		336,394		341,591
Valuation allowance		(118,191)		(64,897)
Others		512,289		40,067
Total deferred tax assets		4,585,352		3,500,089
Deferred tax liabilities				
Depreciation		(56,648)		(77,287)
Intangible assets acquired		(804,242)		(977,197)
Total deferred tax liabilities		(860,890)		(1,054,484)
Net deferred tax assets	$	3,724,462	$	2,445,605

Note 13– Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years presented:

		For the year ended June 30,		
		2025		2024
Numerator:				
Net income (loss) attributable to iPower Inc.	$	(4,968,288)	$	(1,528,159)
Denominator:				
Weighted-average shares used in computing basic and diluted earnings per share*	$	31,445,633	$	29,878,196
Earnings per share of ordinary shares - basic and diluted	$	(0.16)	$	(0.05)

* Due to the ani-dilutive effect, the computation of basic and diluted EPS did not include the shares underlying the exercise of warrants and RSUs as the Company had a net loss for the year ended June 30, 2025 and 2024.

* The computation of diluted EPS did not include the shares underlying the exercise of options granted as none of the options were vested and the exercise price of the options was higher than the market price as of June 30, 2025 and 2024.

* For the year ended June 30, 2025, 77,454 vested but unissued shares of restricted stock units under the 2020 Equity Incentive Plan (as discussed in Note 14) are considered issued shares and therefore are included in the computation of basic earnings (losses) per share when the shares are fully vested.

* For the year ended June 30, 2024, 44,285 vested but unissued shares of restricted stock units under the 2020 Equity Incentive Plan (as discussed in Note 14) are considered issued shares and therefore are included in the computation of basic earnings (loss) per share when the shares are fully vested.

Note 14 – Equity

<u>Common Stock</u>

As of June 30, 2025, the total authorized shares of capital stock were 200,000,000 shares consisting of 180,000,000 shares of Common Stock ("Common Stock") and 20,000,000 shares of preferred stock (the "Preferred Stock"), each with a par value of $0.001 per share.

The holders of Common Stock shall be entitled to one vote per share in voting to the election of directors and all other corporate purposes. Subject to the express terms of any outstanding series of Preferred Stock, dividends may be paid in cash or otherwise with respect to the holders of Common Stock out of the assets of the Company legally available therefor, upon the terms, and subject to the limitations, as the Board of Directors of the Company (the "Board of Directors") may determine. In the event of a liquidation or dissolution of the Company, subject to the express terms of any outstanding series of Preferred Stock, the holders of Common Stock shall be entitled to share in the distribution of any remaining assets available for distribution to the holders of Common Stock ratably in proportion to the total number of shares of Common Stock then issued and outstanding.

During the year ended June 30, 2025 and 2024, the Company issued 0 and 107,293 shares of restricted common stock for RSUs vested, respectively.

On June 18, 2024, the Company closed on a registered direct offering (the "Registered Direct") of 2,083,334 shares of common stock (the "Shares") and a concurrent private placement ("Private Placement," and together with the Registered Direct, the "Offering") of warrants (the "Warrants") to purchase 2,083,334 shares of common stock (the "Warrant Shares"), which were sold for gross aggregate proceeds of $5,000,002. The Shares were sold pursuant to a prospectus supplement, filed on June 18, 2024, to the Registration Statement on Form S-3, originally filed on September 25, 2023, with the SEC (File No. 333-274665) and declared effective by the SEC on September 29, 2023. The Warrants, which were issued pursuant to an exemption from registration pursuant to Section 4(a)(2) or Regulation D on the Securities Act, have a term of five years and are immediately exercisable at $2.40 per share. The Shares and Warrants were sold to a purchaser pursuant to a securities purchase agreement, dated June 16, 2024, between the Company and the purchaser (the "Purchase Agreement"). Roth Capital Partners, LLC (the "Placement Agent") acted as placement agent, pursuant to a placement agency agreement between the Company and the Placement Agent dated June 16, 2024 (the "Placement Agency Agreement"). The Company paid the Placement Agent as compensation a cash fee equal to 6.5% of the gross proceeds of the Offering plus reimbursement of certain expenses and legal fees. The net proceeds of the Offering, after deducting $456,913, the Placement Agent's fees and expenses and other direct offering costs paid by the Company, was $4,543,089.

The Company calculated the fair value of the Warrants at $3.1 million, with a relative fair value of $1.7 million after allocation of the fair value of the Shares, using the Black-Scholes Model with the following variables:

- Stock Price - $2.0
- Exercise Price - $2.4
- Volatility – 104%
- Term –5 years
- Risk Free Rate of Return – 4.24%

Pursuant to the Warrant agreement, except for some fundamental transactions within the Company's control, in no event shall the Company be required to net cash settle the Warrants. The Company considered and followed the rules and guidelines under ASC 480-10 and ASC 815 and concluded that the Warrants should be classified and recorded as equity. Further, as the warrants were issued as part of the Offering, the relative fair value of the Warrants was included in the gross proceeds and recorded as additional paid-in capital. As of June 30, 2025, none of the warrants had been exercised.

On June 18, 2024, as disclosed in Note 17 below, in order to recoup the settlement payment made to Boustead Securities, LLC, the Company's Chief Executive Officer and co-founder, Lawrence Tan, along with co-founder Allan Huang, returned a total of 541,667 shares to the Company for cancellation (the "Share Cancellation"). The Share Cancellation was completed in June 2024 and the par value of $542 was reduced against additional paid-in capital.

As of June 30, 2025 and 2024, there were 31,359,899 shares of Common Stock issued and outstanding, respectively.

Preferred Stock

The Preferred Stock was authorized as "blank check" series of Preferred Stock, providing that the Board of Directors is expressly authorized, subject to limitations prescribed by law, by resolution or resolutions and by filing a certificate pursuant to the applicable law of the State of Nevada, to provide, out of the authorized but unissued shares of Preferred Stock, for series of Preferred Stock, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. As of June 30, 2025 and 2024, respectively, there were no shares of Preferred Stock issued and outstanding.

Equity Incentive Plan

On May 5, 2021, the Company's Board of Directors adopted, and its stockholders approved and ratified, the iPower Inc. Amended and Restated 2020 Equity Incentive Plan (the "Plan"). The Plan allows for the issuance of up to 10,000,000 shares of Common Stock, whether in the form of options, restricted stock, restricted stock units, stock appreciation rights, performance units, performance shares and other stock or cash awards. The general purpose of the Plan is to provide an incentive to the Company's directors, officers, employees, consultants and advisors by enabling them to share in the future growth of the Company's business. On November 16, 2021 and December 6, 2022, the Company filed a registration statement on Form S-8 registering all shares issuable under the Plan, which Form S-8 was subsequently amended on December 6, 2022, September 15, 2023 and November 22, 2023.

<u>Restricted Stock Unit</u>

Following completion of the IPO on May 11, 2021, pursuant to their letter agreements, the Company awarded 46,546 restricted stock units ("RSUs") under the Plan to its independent directors, its Chief Financial Officer, and certain other employees and consultants, all of which are subject to certain vesting conditions in the next 12 months and restrictions until filing of a Form S-8 for registration of the shares. The fair value of the RSUs was determined to be based on $5.00 per share, the initial listing price of the Company's common stock on the grant date. During the year ended June 30, 2025 and 2024, the Company granted additional 88,094 and 62,600 shares of RSUs, respectively. For the year ended June 30, 2025 and 2024, the Company recorded $93,455 and $71,014 of stock-based compensation expense. There was no forfeiture of RSUs occurred during the year ended June 30, 2025 and 2024. As of June 30, 2025 and 2024, the unvested number of RSUs was 13,890 and 3,250 and the unamortized expense was $8,333 and $1,788, respectively.

Information relating to RSU grants is summarized as follows:

	Total RSUs Issued	Total Fair Market Value of RSUs Issued as Compensation (1)	
RSUs granted, but not vested, at June 30, 2023	38,793		
RSUs granted	62,600	$	50,302
RSUs forfeited	–		
RSUs vested	(98,143)		
RSUs granted, but not vested, at June 30, 2024	3,250		
RSUs granted	88,094	$	100,000
RSUs forfeited	–		
RSUs vested	(77,454)		
RSUs granted, but not vested, at June 30, 2025	13,890		

_____
(1)   The total fair value was based on the current stock price on the grant date.

As of June 30, 2025, of the 407,608 vested RSUs, 285,869 shares of Common Stock were issued (no shares were issued during the current year), and 121,739 shares were to be issued in the near future. As of June 30, 2024, of the 330,154 vested RSUs, 285,869 shares, including 107,293 shares issued during the current year, of Common Stock were issued, and 44,285 shares were to be issued.

<u>Stock Option</u>

On May 12, 2022, the Compensation Committee of the Board of Directors approved an incentive plan for the Company's executive officers consisting of a cash performance bonus of (i) a $60,000 to be awarded to Kevin Vassily, CFO of the Company, and (ii) grants of stock options (the "Option Grants") in the amount of (a) 3,000,000 shares to Chenlong Tan, CEO and (b) 330,000 shares to Mr. Vassily. The Option Grants, which were issued on May 13, 2022, have an exercise price of $1.12, a contractual term of 10 years and consist of six vesting tranches with a vesting schedule based entirely on the attainment of both operational milestones (performance conditions) and market conditions, assuming continued employment of the recipients through each vesting date. Each of the six vesting tranches of the Option Grants will vest when both (i) the market capitalization milestone for such tranche, which begins at $150 million for the first tranche and increases by increments of $50 million through the fourth tranche and $100 million thereafter (based on achieving such market capitalization for five consecutive trading days), has been achieved, and (ii) any one of the following six operational milestones focused on revenue or any one of the six operational milestones focused on operating income have been achieved during a given fiscal year.

The achievement status of the operational milestones as of June 30, 2025 was as follows:

Revenue in Fiscal Year		Operating Income in Fiscal Year	
Milestone (in Millions)	Achievement Status	Milestone (in Millions)	Achievement Status
$ 90	Probable	$ 6	Probable
$ 100	Probable	$ 8	Probable
$ 125	Probable	$ 10	Probable
$ 150	Probable	$ 12	–
$ 200	–	$ 16	–
$ 250	–	$ 20	–

The Company evaluated the performance condition and market condition under ASC 718-10-20. The Option Grants are considered an award containing a performance and a market condition and both conditions (in this case at least one of the performance conditions) must be satisfied for the award to vest. The market condition is incorporated into the fair value of the award, and that fair value is recognized over the longer of the implied service period or requisite service period if it is probable that one of the performance conditions will be met. In relation to the four awards deemed probable to vest, the recognition period ranges from five to six years. If the performance condition is ultimately not met, compensation cost related to the award should not be recognized (or should be reversed to the extent any expense has been recognized related to such tranche) because the vesting conditions in the award would not have been satisfied.

On the grant date, a Monte Carlo simulation was used to determine for each tranche (i) a fixed amount of expense for such tranche and (ii) the future time when the market capitalization milestone for such tranche was expected to be achieved. Separately, based on a subjective assessment of our future financial performance, each quarter we determine whether it is probable that we will achieve each operational milestone that has not previously been achieved or deemed probable of achievement and if so, the future time when we expect to achieve that operational milestone. The Monte Carlo simulation utilized the following inputs:

- Stock Price - $1.12
- Volatility – 95.65%
- Term –10 years
- Risk Free Rate of Return – 2.93%
- Dividend Yield – 0%

The total fair value of the Option Grants was $3.2 million of which, at June 30, 2025, $1.0 million is deemed probable of vesting.

During the year ended June 30, 2025, the Company reassessed the expected timing of meeting the performance conditions. According to ASC 718-10-55-78, since the number of awards expected to vest and the fair value had changed with the new estimate, the adjustment affected the recognition value and years to vest. Therefore, the Company had reversed $701,807 of the expenses recorded for non-vesting tranches and applied the prospective approach to record adjustment on tranches expected to be vested in future periods. As of June 30, 2025 and 2024, none of the options had vested. For the year ended June 30, 2025 and 2024, the Company recorded $(468,778) and $441,528 of stock-based compensation expense related to the Option Grants. As of June 30, 2025, unrecognized compensation cost related to tranches probable of vesting is approximately $1,032,737 and will be recognized over five years to six years, depending on the tranche.

On August 29, 2024, the board of directors (the "Board") of the Company, based on the recommendation of the compensation committee of the Board, approved a grant of 1,200,000 stock options (the "2024 Stock Options") issuable to Chenlong Tan, the Company's Chief Executive Officer, pursuant to the terms of the iPower Inc. Amended and Restated 2020 Equity Incentive Plan (the "Plan"). Following the Board's approval, Mr. Tan and the Company entered into a stock option award agreement (the "Stock Option Award Agreement").

According to the Stock Option Award Agreement, and subject to the terms and conditions of the Stock Option Award Agreement and the Plan, upon vesting of the 2024 Stock Options, Mr. Tan will have the option to purchase common stock, par value $0.001 per share of the Company, at an exercise price of $1.43 per share (which is 110% of the Fair Market Value of the stock on the grant date). The 2024 Stock Options have a term of 10 years and will vest as follows: 30,000 2024 Stock Options vested on the grant date (August 29, 2024), and 32,500 2024 Stock Options will vest on the first day of each month from September 1, 2024, to August 1, 2027.

On the grant date, a Black-Scholes Model was used to determine the fair value of the 2024 Stock Options with the following inputs:

- Stock Price - $1.30
- Exercise Price - $1.43
- Volatility – 101%
- Expected Term –5.71 years
- Risk Free Rate of Return – 3.66%
- Dividend Yield – 0%

The total fair value of the 2024 Stock Options was $1.22 million as of the grant date. For the year ended June 30, 2025, 355,000 stock options were vested and the Company recorded $362,325 as stock compensation expense. As of June 30, 2025, the unrecognized compensation cost of the 2024 Stock Options was approximately $0.86 million and will be recognized monthly through August 1, 2027.

Note 15 – Warrant liabilities

On January 27, 2021, the Company completed a private placement offering pursuant to which the Company sold to two accredited investors an aggregate of $3,000,000 in Convertible Notes and warrants to purchase shares of Class A Common Stock equaling 80% of the number of shares of Class A Common Stock issuable upon conversion of the Convertible Notes. The convertible note warrants are exercisable for a period of three years from the IPO completion date at a per share exercise price equal to the IPO. In accordance with the terms of the warrants, in the event the Convertible Notes are repaid in cash by the Company, the warrants issued in conjunction with the Convertible Notes will expire and have no further value.

The outstanding warrants held by the Convertible Note investors were reclassified to additional paid in capital as the terms became fixed upon closing of the IPO. Through the term of the warrants, none of the private placement investors exercised any of their warrants and the warrants expired in May 2024. As such, there were no warrants outstanding as of June 30, 2025 and 2024.

Note 16 - Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, and accounts receivable.

As of June 30, 2025 and 2024, $1,774,296 and $7,219,296, respectively, were deposited with various financial institutions and financial services companies in the United States and PRC. Accounts at each institution in the United States are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. The Company had approximately $1.4 million and $5.8 million, respectively, in excess of the FDIC insurance limit, as of June 30, 2025 and 2024.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposing the Company to credit risk. The risk is mitigated by the Company's assessment of its customers' creditworthiness and its ongoing monitoring of outstanding balances. The Company maintains reserves for estimated credit losses, and such losses have generally been within expectations.

The business of DHS, the Company's VIE, may be impacted by Chinese economic conditions, changes in regulations and laws, and other uncertainties.

Customer and vendor concentration risk

For the years ended June 30, 2025 and 2024, Amazon Vendor and Amazon Seller customers accounted for 82% and 90% of the Company's total revenues, respectively. As of June 30, 2025 and 2024, accounts receivable from Amazon Vendor and Amazon Seller accounted for 72% and 91% of the Company's total accounts receivable.

For the year ended June 30, 2025, two suppliers accounted for 14% and 11% of the Company's total purchases, respectively. For the year ended June 30, 2024, one supplier accounted for 10% of the Company's total purchases, respectively. As of June 30, 2025 and 2024, accounts payable to one supplier accounted for 10% and 36% of the Company's total accounts payable, respectively.

Note 17 - Leases

The Company has entered into a lease agreement for office and warehouse space with a lease period from December 1, 2018 until December 31, 2020. On August 24, 2020, the Company negotiated for new terms to extend the lease through December 21, 2023 at the rate of approximately $42,000 per month. On December 21, 2023, the lease expired without renewal.

On September 1, 2020, in addition to the primary fulfillment center, the Company leased a second fulfillment center in City of Industry, California. The base rental fee is $27,921 to $29,910 per month through October 31, 2023. On October 31, 2023, the lease expired without renewal.

On February 15, 2022, upon completion of the acquisition of Anivia Limited, the Company assumed an operating lease for offices located in the People's Republic of China. In July 2023, the Company renewed the lease contract for its existing office plus additional office space. The lease term is for three years expiring on July 14, 2026. The total base rental fee for these offices is approximately $19,406 per month. In September 2024, the Company terminated the lease of office space in Shenzhen China and incurred termination costs of approximately $143,000, which was recorded as rental expense for the year ended June 30, 2025.

On July 28, 2021, the Company entered into a Lease agreement (the "Lease Agreement") with 9th & Vineyard, LLC, a Delaware limited liability company (the "Landlord"), to lease from the Landlord approximately 99,347 square feet of space located at 8798 9th Street, Rancho Cucamonga, California (the "Premises"). The term of the Lease Agreement is for 62 months, commencing on the date on which the Landlord completes certain prescribed improvements on the property (the "Rent Commencement Date"). The Lease Agreement does not provide for an option to renew. Under the Lease Agreement, the Company is responsible for its pro rata share of certain costs, including utility costs, insurance and common area costs, as further detailed in the Lease Agreement. In addition, following the Rent Commencement Date, the first two months of the Base Rent were abated.

The lease was not started under the original agreement as the construction was not completed. On February 23, 2022, the Company entered into an amended agreement to extend the lease term to 74 months. The lease commencement date is February 10, 2022, with rent payments commencing May 11, 2022 and the lease expiring on May 31, 2028. The base rental fee is $114,249, increasing gradually over time to $140,079 per month through the expiration date of May 31, 2028.

On May 1, 2022, the Company leased another fulfillment center in Duarte, California. The base rental fee is $56,000 to $59,410 per month through April 30, 2025. As of June 30, 2025, the lease had been terminated.

In September 2024, DHS entered into a sublease agreement with a third-party entity for office space in Shenzhen. The lease term is for one year from October 1, 2024 to September 30, 2025. The lease is treated as a short-term lease and the base rental fee is approximately $10,000 per month.

The operating lease right-of-use assets and operating lease liabilities as of June 30, 2025 and 2024 were as follows:

Years Ended June 30, 2025 and 2024:

Lease cost		6/30/2025		6/30/2024
Operating lease cost (included in G&A in the Company's statement of operations)	$	2,083,235	$	2,716,705
Short-term lease expenses		85,954		54,258
Other information				
Cash paid for amounts included in the measurement of lease liabilities	$	2,216,896	$	2,644,838
Remaining term in years		2.92		0.08 – 3.92
Average discount rate - operating leases		5%		5 - 8%

The supplemental balance sheet information related to leases for the period is as follows:

Operating leases		6/30/2025		6/30/2024
Right of use asset - non-current	$	3,915,539	$	6,124,163
Lease Liability – current		1,361,111		2,039,301
Lease Liability - non-current		2,913,967		4,509,809
Total operating lease liabilities	$	4,275,078	$	6,549,110

Maturities of the Company's lease liabilities are as follows:

		Operating Lease
For Year ending June 30:		
2026	$	1,533,918
2027		1,586,572
2028		1,459,409
Less: Imputed interest/present value discount		(304,821)
Present value of lease liabilities	$	4,275,078

Note 18 - Commitments and contingencies

Except as disclosed below, the Company is not currently a party to any material legal proceedings, investigation or claims. As the Company may, from time to time, be involved in legal matters arising in the ordinary course of its business, there can be no assurance that such matters will not arise in the future or that any such matters in which the Company is involved, or which may arise in the ordinary course of the Company's business, will not at some point proceed to litigation or that such litigation will not have a material adverse effect on the business, financial condition or results of operations of the Company.

Pursuant to an engagement agreement, dated and effective August 31, 2020 (the "Engagement Agreement"), with Boustead Securities LLC ("Boustead"), the Company engaged Boustead to act as its exclusive placement agent for private placements of its securities and as a potential underwriter for its initial public offering. On February 28, 2021, the Company informed Boustead that it was terminating the Engagement Agreement and any continuing obligations the Company may have had under its terms. On April 15, 2021, the Company provided formal written notice to Boustead of its termination of the Engagement Agreement and all obligations thereunder, effective immediately. On April 30, 2021, Boustead filed a statement of claim with the Financial Institute Regulatory Authority, or FINRA, demanding to arbitrate the dispute, and seeking, among other things, monetary damages against the Company and D.A. Davidson & Co. (who acted as underwriter in the Company's IPO). As part of the IPO closing, the Company agreed to indemnify D.A. Davidson & Co. and the other underwriters against any liability or expense they may incur or be subject to arising out of the Boustead dispute. Additionally, Chenlong Tan, the Company's Chairman, President and Chief Executive Officer and a beneficial owner more than 5% of the Company's Common Stock, agreed to reimburse the Company for any judgments, fines and amounts paid or actually incurred by the Company or an indemnitee in connection with such legal action or in connection with any settlement agreement entered into by the Company or an indemnitee up to a maximum of $3.5 million in the aggregate, with the sole source of funding of such reimbursement to come from sales of shares then owned by Mr. Tan.

On April 3, 2024, the Company and D.A. Davidson & Co entered into a settlement agreement and mutual release (the "Settlement Agreement") with Boustead Securities, LLC ("Boustead") and its current and former employees, officers, directors, partners, agents and affiliates, pursuant to which all parties agreed to release all claims in exchange for the Company's payment of $1.3 million (the "Settlement Amount") to Boustead. The Settlement Agreement was entered into for purposes of settling in full the FINRA Arbitration (FINRA Case No. 22-01133) which had been brought by Boustead against the Company and D.A. Davidson after the Company opted not to complete its initial public offering with Boustead but instead engaged and completed its initial public offering with D.A. Davidson. Pursuant to the terms of the Settlement Agreement, the Company is required to pay the Settlement Amount in four equal installments of $325,000 on each of April 3, 2024, May 3, 2024, June 3, 2024 and July 3, 2024. Within five days of its receipt of the final payment, or by July 8, 2024, Boustead will be obligated to dismiss the FINRA Arbitration against the Company, with prejudice, after which time the Company will be required to dismiss, with prejudice, all counterclaims brought by the Company against Boustead. For the year ended June 30, 2024, the Company considered and concluded that the Settlement Amount of $1.3 million was incremental costs directly associated with the IPO under ASC 340-10-S99-1 and so recorded as offering costs against additional paid-in capital. As of June 30, 2024, the outstanding balance of the Settlement Amount was $325,000. As of the date of this report, the Settlement Amount had been paid off and the parties have formally withdrawn all of the complaints that were before FINRA, with prejudice, and the matter is settled in full.

In conjunction with entry into the Settlement Agreement, the Company's CEO and co-founder, Chenlong Tan, and Allan Huang, also a co-founder of the Company, entered into a pledge agreement (the "Pledge Agreement") with the Company pursuant to which they each pledged 1,300,000 shares of their iPower common stock, for a total of 2,600,000 shares (the "Pledged Shares"), in order that the Company may, from time to time, sell such Pledged Shares into the market on behalf of Messrs. Tan and Huang in order to recoup the Settlement Amount.

On June 18, 2024, calculating the shares at $2.40, Messrs. Tan and Huang returned a total of 541,667 shares as indemnification payment to the Company for cancellation (the "Share Cancellation"). The Share Cancellation was completed in June 2024.

In addition, in February 2022, the Russian Federation began conducting military operations against Ukraine, and in October 2023, an armed conflict between Hamas-led Palestinian militant groups and Israeli military forces began, both of which have since escalated into prolonged wars. While we do not do business in those regions, the military conflicts in Ukraine and in Israel have resulted in global economic uncertainty and increased the cost of various commodities. In response to these types of events, should they directly impact our supply chain or other operations, we may experience or be exposed to supply chain disruptions which could cause us to seek alternate sources for product supply or suffer consequences that are unexpected and difficult to mitigate. Any of these risks might have a materially adverse impact on our business operations and our financial position or results of operations. Although, it is difficult to predict the impact that these factors may have on our business in the future, we have experienced a delay in, as well as an increase in costs in shipping, thus resulting in reduced profits. In addition, supply chain disruptions may put upward pressure on our costs and increase the risk that we may be unable to acquire the materials and services we need to continue to make certain products.

On April 13, 2020, the Company entered into an agreement with Royal Business Bank (the "Lender") for a total amount of $175,500, pursuant to a promissory note issued by the Company to the Lender (the "PPP Note"). The loan was made pursuant to the Payroll Protection Program established as part of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). On March 22, 2021, the $175,500 PPP Note due to Royal Business Bank was fully forgiven by the Small Business Administration ("SBA").

The Company is required to retain PPP loan documentation through 2026 and permit authorized representatives of the SBA to access such files upon request. Should the SBA conduct such a review and reject all or some of the Company's judgments pertaining to satisfying PPP loan eligibility or forgiveness conditions, the Company may be required to adjust previously reported amounts and disclosures in the consolidated financial statements.

Note 19 - Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the consolidated financial statements are available to be issued. Other than the material subsequent events disclosed above in the notes to financial statements and below, no other material subsequent events that required recognition or additional disclosure in the consolidated financial statements are presented.

On August 4, 2025, the Company, through its wholly-owned subsidiary, Dayourenzai (Shenzhen) Technology Co, Ltd. ("DYRZ"), a company organized under the laws of the People's Republic of China ("PRC"), entered into an agreement (the "VIE Contract Termination Agreement") with the Company's variable interest entity, Daheshou (Shenzhen) Information Technology Co., Ltd. ("DHS"), a company organized under the laws of the PRC, and its registered shareholders. DHS had previously been consolidated into the Company's financial statements as a variable interest entity pursuant to certain contractual arrangements (the "VIE Agreements"), which allowed DYRZ to exercise effective control over DHS. Following entry into the VIE Contract Termination Agreement, DYRZ no longer owns, operates or controls DHS and Company-related services and activities previously conducted by DHS will now be performed by the Company and other contractors, as needed, as part of an effort to streamline operations and improve structural efficiency.

Historically, DHS has been principally engaged in effectuating part of the Company's PRC sales, supply chain, merchandizing and distribution services. However, in recent years the Company has improved efficiency and gradually transitioned much of the services performed by DHS to the Company and other contractors. As such, the termination of the VIE structure reflects a strategic move toward operational simplification and is not expected to have a material effect on the Company's business and/or revenue streams being generated out of the PRC.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As required by Rule 13a-15 of the Exchange Act, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures and internal control over financial reporting as of the end of the period covered by this Annual Report.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act that are designed to ensure that information required to be disclosed in our reports filed or submitted to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that information is accumulated and communicated to management, including the principal executive and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Our principal executive officer and principal financial officer evaluated the effectiveness of disclosure controls and procedures as of the end of the period covered by this Annual Report (the "Evaluation Date"), pursuant to Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our principal executive officer and principal financial officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective due to material weaknesses described in our report on internal control over financial reporting below.

Notwithstanding the existence of the material weaknesses, we believe that the consolidated financial statements included in this report fairly present in accordance with U.S. GAAP, in all material respects, our financial condition, results of operations and cash flows for the periods presented in this Annual Report.

Limitations on the Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all controls systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives.

Management's Report on Internal Control Over Financial Reporting

Our principal executive officer and our principal accounting and financial officer are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2024. In making this assessment, management used the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon such assessment and due to the existence of the material weaknesses in our internal control over financial reporting described below, our principal executive officer and our principal accounting and financial officer have concluded that, as of June 30, 2025, our internal control over financial reporting was not effective because, among other things, our controls related to the financial statements closing process were not adequately designed or appropriately implemented to identify material misstatements in our financial reporting on a timely basis. Management has evaluated remediation plans to address these deficiencies and is implementing changes to address the material weakness identified, including hiring additional accountants and consultants and implementing controls and procedures over the financial reporting process.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable and not absolute assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of certain events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

In light of the material weaknesses described above, we performed additional analysis and other post-closing procedures to ensure our financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, we believe that the consolidated financial statements included in this Annual Report fairly present in accordance with U.S. GAAP, in all material respects, our financial condition, results of operations and cash flows for the periods presented in this Annual Report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during the fiscal year ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

HTL International, LLC, our independent registered public accounting firm, is not required to and has not provided an assessment of the design or effectiveness of our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

During the quarter ended June 30, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers and Directors

All of our directors hold office for one-year terms until the election and qualification of their successors. Officers are appointed by our board of directors and serve at the discretion of the board of directors, subject to applicable employment agreements. The following table sets forth information relating to our executive officers and members of our board of directors.

Name	Age	Position
Chenlong Tan	42	Chairman, Chief Executive Officer, President, and Director
Yue Guo	38	Independent Director
Hanxi Li	38	Independent Director
Bennet Tchaikovsky	56	Independent Director
Yi Yang	39	Director

Chenlong Tan. Mr. Tan cofounded our Company in 2018 and is the Chairman, Chief Executive Officer and President. He has held the position of Chief Executive Officer since April 2018 and assumed the positions of Chairman, President and Interim Chief Financial Officer in January 2020. Mr. Tan held the position of Interim Chief Financial Officer until January 2021. From 2010 until 2018, Mr. Tan was the cofounder, Chief Executive Officer and Chief Information Officer at our predecessor, BizRight LLC, where he built the business from the ground up to achieve $20 million in sales through data driven development. From 2002 until 2010, Mr. Tan served as a Solution Architect and Senior Software Engineer at various companies, where he took a lead role, managing consultants, business architects and project managers, in working with healthcare companies in completing scoping requirements, solution gathering and project management, among other things. Mr. Tan received his B.Sc. at the University of Auckland in New Zealand, where he graduated with honors.

Yue Guo. Ms. Guo was appointed to serve as a director on our board of directors on May 8, 2025. Ms. Guo is a seasoned technology and developer marketing expert with 14 years of experience in the IT and internet industry, specializing in community building, product management, and strategic content operations. Currently a Senior Developer Marketing Manager at Amazon Web Services (AWS) China since May 2021, Ms. Guo has successfully led the establishment of the China Developer Center, achieving 1.2 million annual engagements and onboarding 30,000 new developers within the first year. Before AWS, Ms. Guo was the Head of Developer Market at JD Cloud Technology, from October 2018 to May 2021, where they scaled a developer community to 10 million annual users, generated over 1,000 technical content pieces annually, and established key partnerships with universities and tech foundations. At Baidu, Ms. Guo led the Apollo developer community, building the world's largest autonomous driving community with over 100,000 developers and launching a globally recognized autonomous driving curriculum in partnership with top universities. A recognized leader in the tech community, Ms. Guo has been an advisory member at OpenSourceCommunity and an expert committee member at the China Open Source Promotion Union (COPU). They are also a member of the China Computer Federation (CCF) Programmer Culture Committee and have represented AWS China in the LF AI & Data community. Ms. Guo's core strengths include product strategy, content operations, community growth, and developer relations, with a proven track record of driving strategic initiatives that foster engagement, brand visibility, and technical partnerships across major tech ecosystems. We believe that Ms. Guo's extensive experience in computer science and software will benefit the Company's business and operations and make them a valuable member of the board of directors.

Hanxi Li. Ms. Li was appointed to serve as a director on our board of directors on December 23, 2021 and serves as chair of our compensation committee. Ms. Li has more than a decade of marketing experience working with Fortune 50 companies and international conferences. Since 2019, Ms. Li has served as Vice President of Marketing for Elegantz Productions LLC. In this role, she executed branding and marketing campaigns targeting the United States region for Sequoia Capital and Xiaomi. She also formed a long-term partnership with ByteDance Ltd. and Ciwen Media. From 2017 to 2018, she was the marketing director of the Company's predecessor, Bizright LLC, where she was in charge of the company's branding and marketing strategies, including the expansion of the company's social media marketing. From 2013 to 2016, Ms. Li was a partner at a private video studio where she worked with top companies across industries, including Bluefocus, and executed a performance project in the China National Olympic Park. From 2011 to 2014, as publicity supervisor for the China National Convention Center, Ms. Li led efforts for branding and media channels for national and international meetings. Her long track record as a successful marketing leader makes her ideally suited to serving as a member of our board of directors.

Bennet Tchaikovsky. Mr. Tchaikovsky serves as a member of our board of directors, a position he has held since May 2021, following completion of our initial public offering, and serves as chair of the audit committee. Since August 2014, Mr. Tchaikovsky has been a full-time professor at Irvine Valley College. From January 2022 to June 2024, Mr. Tchaikovsky served as a part-time accounting instructor at California State University, Fullerton. From January 2020 through December 2021, Mr. Tchaikovsky served as a member of the board of directors for Oriental Culture Holding Group, Ltd. (Nasdaq: OCG). From February 2021 through July 2022, Mr. Tchaikovsky served as a member of the board of directors for Industrial Human Capital, Inc. (NYSE: AXH). From September 2020 through December 2021, Mr. Tchaikovsky served as a part-time accounting instructor at Long Beach City College. From August 2018 to May 2019, Mr. Tchaikovsky was a part-time instructor at Chapman University. From November 2013 to August 2019, Mr. Tchaikovsky served as a board member and chairman of the audit committee of Ener-Core, Inc. (OTCMKTS: ENCR). From August 2013 to May 2014, Mr. Tchaikovsky was a part-time faculty member of Irvine Valley College and a part-time faculty member of Pasadena City College. Mr. Tchaikovsky has served as a director on the board of directors of China Jo-Jo Drugstores, Inc. (NASDAQ: CJJD) from August 2011 to January 2013 and as its chief financial officer from September 2009 to July 2011. From April 2010 to August 2013, Mr. Tchaikovsky served as chief financial officer of VLOV, Inc. From May 2008 to April 2010, Mr. Tchaikovsky served as chief financial officer of Skystar Bio-Pharmaceutical Company. From March 2008 to November 2009, Mr. Tchaikovsky served as a director on the board of directors of Ever-Glory International Group (Nasdaq: EVK), where he served as chairman of the audit committee and was a member of the compensation committee. From December 2008 through November 2009, Mr. Tchaikovsky served as a director of Sino Clean Energy, Inc. Mr. Tchaikovsky received his Juris Doctorate degree from Southwestern Law School in December 1996 and his Bachelor of Arts degree in Business Economics from the University of California at Santa Barbara in August 1991. Mr. Tchaikovsky is an actively licensed Certified Public Accountant in California and is an actively licensed member of the California State Bar. We believe that Mr. Tchaikovsky's extensive experience in accounting and business will benefit the Company's business and operations and make him a valuable member of the board of directors and its committees.

Yi Yang. Ms. Yang was appointed to serve as a director on our board of directors on June 6, 2025. Ms. Yang has served as the Founder and Chief Executive Officer of Custom Cup Factory, Inc. since 2020 and as the Founder and Chief Executive Officer of Pacelor since 2022. From 2017 until 2018, Ms. Yang was founder and operator of Lebonbon, a boutique catering and event service company specializing in desserts, beverages, and party/event execution. From 2010 until 2014, Ms. Yang was a personnel specialist with the United States Navy, where she managed personnel records, advancement testing and military benefits, among other duties. We believe that Ms. Yang's extensive experience in packaging, wholesale and logistics will benefit the Company's business and operations and make Ms. Yang a valuable member of the board of directors.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To our knowledge, during the past ten years, none of our directors, executive officers, promoters, control persons, or nominees has:

- had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;
- been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
- been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;
- been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
- been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
- been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board Committees

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of these committees operates under a charter that has been approved by our board of directors, as set forth below.

Audit Committee. Our Audit Committee consists of three independent directors. The members of the Audit Committee are Mr. Tchaikovsky, Ms. Guo and Ms. Li. The Audit Committee consists exclusively of directors who are financially literate and Mr. Tchaikovsky serves as chair of the Audit Committee. As a licensed certified public accountant, Mr. Tchaikovsky is considered an "audit committee financial expert" as defined by the SEC's rules and regulations.

The audit committee responsibilities include:

- overseeing the compensation and work of and performance by our independent auditor and any other registered public accounting firm performing audit, review or attestation services for us;
- engaging, retaining and terminating our independent auditor and determining the terms thereof;
- assessing the qualifications, performance and independence of the independent auditor;

- evaluating whether the provision of permitted non-audit services is compatible with maintaining the auditor's independence;
- reviewing and discussing the audit results, including any comments and recommendations of the independent auditor and the responses of management to such recommendations;
- reviewing and discussing the annual and quarterly financial statements with management and the independent auditor;
- producing a committee report for inclusion in applicable SEC filings;
- reviewing the adequacy and effectiveness of internal controls and procedures;
- establishing procedures regarding the receipt, retention and treatment of complaints received regarding the accounting, internal accounting controls, or auditing matters and conducting or authorizing investigations into any matters within the scope of the responsibility of the audit committee; and
- reviewing transactions with related persons for potential conflict of interest situations.

Compensation Committee. Our Compensation Committee consists of three independent directors. The members of the Compensation Committee are Ms. Li, Mr. Tchaikovsky and Ms. Guo. Ms. Li serves as the chair of the Compensation Committee. The committee has primary responsibility for:

- reviewing and recommending all elements and amounts of compensation for each executive officer, including any performance goals applicable to those executive officers;
- reviewing and recommending for approval the adoption, any amendment and termination of all cash and equity-based incentive compensation plans;
- once required by applicable law, causing to be prepared a committee report for inclusion in applicable SEC filings;
- approving any employment agreements, severance agreements or change of control agreements that are entered into with the Chief Executive Officer and certain executive officers; and
- reviewing and recommending the level and form of non-employee director compensation and benefits.

Nominating and Governance Committee. The Nominating and Governance Committee consists of three independent directors. The members of the Nominating and Governance Committee are Mr. Guo, Ms. Li and Mr. Tchaikovsky. Ms. Guo serves as chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee's responsibilities include:

- recommending persons for election as directors by the stockholders;
- recommending persons for appointment as directors to the extent necessary to fill any vacancies or newly created directorships;
- reviewing annually the skills and characteristics required of directors and each incumbent director's continued service on the board of directors;
- reviewing any stockholder proposals and nominations for directors;
- advising the board of directors on the appropriate structure and operations of the board of directors and its committees;
- reviewing and recommending standing board committee assignments;
- developing and recommending to the board of directors the Corporate Governance Guidelines, a Code of Business Conduct and Ethics and other corporate governance policies and programs and reviewing such guidelines, code and any other policies and programs at least annually;
- making recommendations to the board of directors as to determinations of director independence; and
- making recommendations to the board of directors regarding corporate governance based upon developments, trends, and best practices.

The Nominating and Governance Committee will consider stockholder recommendations for candidates for the board of directors.

Code of Business Conduct and Ethics

The Company maintains a formal Code of Business Conduct and Ethics (the "Code") that is applicable to every officer, director, employee and consultant (the "Employees") of the Company and its affiliates. The Code reaffirms the high standards of business conduct required of all of the Company's Employees.

Insider Trading Policy

The Company maintains an insider trading policy to help the Company's Employees comply with federal and state securities laws, prevent insider trading and govern the terms and conditions at which the Employees can trade in the Company's securities.

Incentive-Based Compensation Recovery (Clawback) Policy

The Company maintains an incentive-based compensation recovery (clawback) policy to enable the Company to recover erroneously awarded compensation in the event that the Company is required to prepare an accounting restatement.

Limitation of Directors Liability and Indemnification

The Nevada Revised Statutes ("NRS") authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties.

iPower maintains stand-alone director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act. In addition, Nevada law and our bylaws provide that we will indemnify our directors and officers who, by reason of the fact that he or she is an officer or director, is involved in a legal proceeding of any nature.

There is no pending litigation or proceeding against any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Indemnification Agreements

To date, we have no specific indemnification agreements with our directors or executive officers. However, our officers and directors are entitled to indemnification through our bylaws and to the extent allowed pursuant to the NRS, federal securities law and our directors and officers liability insurance.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the SEC and to provide us with copies of those filings. Based solely on our review of the copies of such forms furnished to us and written representations by our officers and directors regarding their compliance with applicable reporting requirements under Section 16(a) of the Exchange Act, we believe that all Section 16(a) filing requirements for our executive officers, directors and 10% stockholders were met during the year ended June 30, 2025, except for the following:

Name	Late Reports	Transactions Covered	Number of Shares
Hanxi Li	Form 4	COMMON STOCK	23,809
Bennet Tchaikovsky	Form 4	COMMON STOCK	23,809
Kevin Liles*	Form 4	COMMON STOCK	23,809

*Kevin Liles served on the board through May 8, 2025, at which time he was replaced by Ms. Yue Guo.

ITEM 11. EXECUTIVE COMPENSATION

Our named executive officers for the years ended December 31, 2025 and December 31, 2024 were Chenlong Tan and Kevin Vassily.

Summary Compensation Table

The following table presents information regarding the total compensation earned by our executive officers who were serving as executive officers as of June 30, 2025, for services rendered in all capacities to us for the fiscal years ended June 30, 2025 and 2024.

Name and Principal Position	Year	Salary ($USD)	Bonus ($USD)	Stock Based Awards ($USD)	Others ($USD)	Total ($USD)
Chenlong Tan	2025	264,000	–	362,325	62,647(1)	688,972
Chairman, Chief Executive Officer, President and Interim Chief Financial Officer	2024	264,000	–	–	62,647(1)	326,647
Kevin Vassily	2025	220,000	–	–	–	220,000
Former Chief Financial Officer[2]	2024	240,000	–	–	–	240,000

_____

(1) Consists of the costs of leasing a car.
(2) Mr. Vassily resigned as the Company's Chief Financial Officer on May 31, 2025, at which time Mr. Tan assumed the position of Interim Chief Financial Officer.

Employment Agreement with Chenlong Tan

On July 1, 2020, we entered into an employment agreement with our Chief Executive Officer, Chenlong Tan. Under Mr. Tan's employment agreement, Mr. Tan receives base compensation of $20,000 per month, is entitled to performance cash bonus compensation based on achievement of certain pre-determined goals, and from time to time may be granted restricted common shares and/or options to purchase shares of the Company's common stock, subject to the board of directors or Compensation Committee approval. In addition, during the term of Mr. Tan's employment agreement, we are also leasing a motor vehicle for Mr. Tan's daily use. Mr. Tan is not entitled to any severance rights under his employment agreement. Mr. Tan's employment agreement has a term of five years, is thereafter renewable on an annual basis, and may be terminated upon 30 days' notice upon the mutual agreement of Mr. Tan and the Company.

Employment Agreement with Kevin Vassily

On January 29, 2021, we entered into an employment agreement with our Chief Financial Officer, Kevin Vassily. Under Mr. Vassily's employment agreement, Mr. Vassily receives base compensation of $240,000, is entitled to an annual guaranteed bonus of $60,000 upon achievement of certain milestones and up to an additional $60,000 annually in the sole discretion of the Company's board of directors. Mr. Vassily is also entitled to 12,000 restricted stock units upon completion of our IPO. Thereafter, stock grants will be adjusted based on the awards from each prior year. Mr. Vassily is not entitled to any severance rights under his employment agreement and may be terminated upon 30 days' written notice by either party. On May 21, 2025, Mr. Vassily announced that he would be resigning from the Company, effective May 31, 2025. At such time, Mr. Tan assumed the position of interim Chief Financial Officer.

Outstanding Equity Awards

Outstanding Equity Awards at June 30, 2025

The following table provides information regarding outstanding equity awards held by our named executive officers as of June 30, 2025.

Name	Grant Date	Options		Option Exercise Price ($)	Option Expiration date	Restricted Stock Unit Awards	
		Number of securities Underlying Options (#) Vested	Number of Securities Underlying Options (#) Unvested			Number of Securities Underlying RSUs (#) Vested	Number of Securities Underlying RSUs(#) Unvested
Chenlong Tan	5/13/2022	0	3,000,000	$ 1.12	5/12/2032	–	–
	8/29/2024	355,000	845,000	$ 1.43	8/28/2034		

Director Compensation

We reimburse all members of our board of directors for their direct out of pocket expenses incurred in attending meetings of our board of directors. This table summarizes the compensation paid to each of our independent directors who served in such capacity during the fiscal year ended June 30, 2025.

Name	Fees Earned or Paid in Cash ($USD)		Stock Based Awards ($USD)		Others ($USD)		Total ($USD)	
Bennet Tchaikovsky	$	30,000	$	30,000	$	–	$	60,000
Kevin Liles [1]	$	21,875	$	30,000	$	–	$	55,000
Hanxi Li	$	25,000	$	30,000	$	–	$	55,000
Yue Guo [1]	$	–	$	–	$	–	$	–
Yi Yang [2]	$	–	$	–	$	–	$	–

_____

(1) Mr. Liles resigned as a director on May 8, 2025 at which time the Board appointed Yue Guo to serve as independent director.
(2) Ms. Yang was appointed to the Board effective June 6, 2025. Ms. Yang does not receive cash or stock compensation for her service on the board as she does not qualify as an independent director.

Our independent directors each receive (i) $25,000 annual cash compensation, payable in equal quarterly installments, and (ii) $30,000 in restricted stock units ("RSUs"), which were issued pursuant to our 2020 Amended Equity Incentive Plan. The RSUs vest monthly in 12 substantially equal installments. In addition, the chairman of our audit committee is entitled to receive an additional $5,000 annual retainer for his additional responsibilities, which retainer will be payable in equal quarterly installments. Directors will also be reimbursed for reasonable expenses incurred in connection with the performance of their duties. No compensation has been awarded to any directors who were not executive officers for the fiscal years ended June 30, 2025 and 2024.

Equity Incentive Plan

On October 15, 2020, the Company's board of directors adopted, and its stockholders approved and ratified, the iPower Inc. 2020 Equity Incentive Plan. Further on May 5, 2021, the Company's board of directors adopted, and its stockholders approved and ratified, the 2020 Amended Equity Incentive Plan. The 2020 Amended Equity Incentive Plan allows for the issuance of up to 10,000,000 shares of common stock, whether in the form of options, restricted stock, restricted stock units, stock appreciation rights, performance units, performance shares and other stock or cash awards. The general purpose of the 2020 Amended Equity Incentive Plan is to provide an incentive to the Company's directors, officers, employees, consultants and advisors by enabling them to share in the future growth of the Company's business. The board of directors believes that granting equity-based compensation serves to promote continuity of management and provide for a shared interest in the welfare, growth and development of the Company. The Company believes that the 2020 Amended Equity Incentive Plan will serve to advance the Company's interests by enhancing its ability to (i) attract and retain employees, consultants, directors and advisors who are able to contribute to the Company's ongoing success and development, (ii) reward those employees, consultants, directors and advisors for their contributions to the Company, and (iii) encourage employees, consultants, directors and advisors to participate in the Company's long-term growth and success.

In addition to the RSU grants referenced above, on May 13, 2022, the Company granted stock options (the "Option Grants") in the amount of (i) 3,000,000 shares to Chenlong Tan, our Chief Executive Officer and (ii) 330,000 shares to Kevin Vassily, our Chief Financial Officer. The Option Grants have an exercise price of $1.12 per share (the closing price on the grant date) and have a term of 10 years, will vest in stages upon the Company's achievement of certain pre-determined market capitalization and revenue or operating income targets set forth in the grant agreements. Upon Mr. Vassily's resignation, stock options for 330,000 shares granted to him had been forfeited.

On August 29, 2024, the Company granted 1,200,000 shares of stock options (the "2024 Stock Options") to Chenlong Tan, the Company's Chief Executive Officer, pursuant to the terms of the Amended and Restated 2020 Equity Incentive Plan (the "Plan"). The options have an exercise price of $1.43 per share (which is 110% of the Fair Market Value of the stock on the grant date). The 2024 Stock Options have a term of 10 years and will vest as follows: 30,000 2024 Stock Options vested on the grant date (August 29, 2024), and 32,500 2024 Stock Options will vest on the first day of each month from September 1, 2024, to August 1, 2027.

During the fiscal year ended June 30, 2025, the Company granted an additional 88,094 RSUs to our directors and employees.

Granting of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

We do not grant equity awards in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, and do not time the public release of such information based on award grant dates. During the last completed fiscal year, we have not made awards to any named executive officer or director during the period beginning four business days before and ending one business day after the filing of a Quarterly Report on Form 10-Q or our Annual Report on Form 10-K or the filing or furnishing of a Current Report on Form 8-K, and we have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth the number of shares of common stock beneficially owned as of October 9, 2025 by:

- each of our stockholders who is known by us to beneficially own 5% or more of our common stock;
- each of our executive officers;
- each of our directors; and
- all of our directors and current executives as a group.

Beneficial ownership is determined based on the rules and regulations of the SEC. A person has beneficial ownership of shares if such individual has the power to vote and/or dispose of shares. This power may be sole or shared and direct or indirect. Applicable percentage ownership in the following table is based on the total of 31,493,686 shares of common stock outstanding as of October 9, 2025. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that are subject to options or warrants held by that person and exercisable as of, or within sixty (60) days of, the date of this prospectus. These shares, however, are not counted as outstanding for the purposes of computing the percentage ownership of any other person(s). Except as may be indicated in the footnotes to this table and pursuant to applicable community property laws, each person named in the table has sole voting and dispositive power with respect to the shares of common stock set forth opposite that person's name. Unless indicated below, the address of each individual listed below is c/o iPower Inc., 8798 9th Street, Rancho Cucamonga, CA 91730.

Name of Beneficial Owner	No. of Shares Common Stock Beneficially Owned	Total Percentage of Common Stock Owned
Chenlong Tan [1]	8,558,334	27.2%
Yue Guo [2]	2,778	*%
Hanxi Li [3]	88,749	*%
Bennet Tchaikovsky [4]	79,409	*%
Yi Yang [5]	–	–
All Officers and Directors (5 Persons)	8,729,270	27.7%
Beneficial Owners of more than 5%		
Allan Huang [6]	7,752,500	24.6%
White Cherry Limited [7]	3,083,700	9.8%

_____

* Less than 0.1%

(1) Chenlong Tan is our co-Founder, Chairman, Chief Executive Officer and President. Mr. Tan's holding consists of (i) 4,073,334 shares directly held by Mr. Tan; (ii) 4,000,000 shares held by a trust for the benefit of Mr. Tan and certain of his family members, and (iii) 485,000 shares of options vested. The aforementioned holdings do not include options to purchase 3,682,500 shares of common stock which remain subject to certain vesting conditions.

(2) Ms. Guo is a member of our board of directors. Her holdings consist of (i) 2,778 shares of common stock and (ii) 13,889 RSUs which remain subject to vesting.

(3) Ms. Li is a member of our board of directors. Her holdings consist of (i) 88,749 shares of common stock and (ii) 12,046 RSUs which remain subject to vesting.

(4) Mr. Tchaikovsky is a member of our board of directors. His holdings consist of (i) 79,409 shares of common stock and (ii) 24,093 RSUs which remain subject to vesting.

(5) Ms. Yang is a member of our board of directors.

(6) Allan Huang is our co-Founder and a consultant and was previously our Chief Executive Officer, President and a director.

(7) White Cherry Limited was the former owner of our subsidiary in Hong Kong.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Party Transactions

Unless described below, during the last two fiscal years, there are no transactions or series of similar transactions to which we were a party or will be a party, in which:

- the amounts involved exceed or will exceed $120,000; and
- any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of any of the foregoing had, or will have, a direct or indirect material interest.

On April 27, 2021, Mr. Chenlong Tan, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer and a beneficial owner more than 5% of our common stock, agreed to reimburse us for any judgments, fines and amounts paid or actually incurred by us or an indemnitee in connection with such legal action or in connection with any settlement agreement entered into by us or an indemnitee up to a maximum of $3.5 million in the aggregate, with the sole source of funding of such reimbursement to come from sales of shares then owned by Mr. Tan, against any damages that the Company may owe Boustead Securities, LLC ("Boustead") or the underwriters, should Boustead be successful in any action against the Company related to the Company's initial public offering. On June 18, 2024, Mr. Tan, along with co-founder and stockholder Allan Huang, satisfied this obligation by returning a total of 541,667 shares to the Company's treasury, to reimburse the Company for a $1.3 million settlement with Boustead.

On July 8, 2023, the Company entered into an agreement with White Cherry Limited ("White Cherry"), a BVI company owned by the former owner of DHS, for an on-demand, unsecured and subordinated loan ("On-demand Loan"). Pursuant to the agreement, White Cherry agreed to loan the Company the amount requested. The On-demand Loan bears interest at the rate of the Secured Overnight Financing Rate, or SOFR, plus 1% per annum. The On-demand Loan is due in 30 days upon receipt of White Cherry's notice of repayment. On July 16, 2023, the Company borrowed $2,000,000 from White Cherry, repaid $1 million on July 31, 2023 and $1 million on January 31, 2024. For the years ended June 30, 2025 and 2024, the Company recorded interest of $0 and $32,911. As of June 30, 2025, the outstanding balance of the On-demand Loan was fully paid off.

During the period ended June 30, 2024, the Company started selling products through MII Strategy Inc. ("MII"), a company owned by the Company's CEO, Mr. Chenlong Tan. As of June 30, 2025 and 2024, the total amount due from MII was $0 and $56,406.

On April 1, 2024, the Company borrowed $350,000 short-term loan ("RP Loan") from an entity owned by Mr. Allan Huang, one of the majority stockholders of the Company. The RP Loan bears no interest and is due upon receipt of request of repayment. As of June 30, 2025 and 2024, the outstanding balance of the RP Loan was $0 and $350,000.

On June 3, 2025, the Company, Custom Cup Factory, Inc. ("CCF") and Ms. Yi Yang, our director, entered into the Limited Liability Company Operating Agreement (the "Operating Agreement") of United Package NV, LLC, a Nevada limited liability corporation (the "Joint Venture"). The Joint Venture will focus on the domestic production of packaging materials to serve the rapidly growing demands of U.S. businesses seeking reliable, sustainable, and cost-effective supply chain solutions without reliance on offshore manufacturing. Pursuant to the terms of the Operating Agreement, the Company owns 2,280 Class A Voting Units (as defined in the Operating Agreement) of the Joint Venture in consideration for the Joint Venture's use of the Company's equipment and facility, Ms. Yang owns 1,140 Class A Voting Units of the Joint Venture in consideration for Ms. Yang's commitment to manage the business of the Joint Venture and CCF owns 1,710 Class A Voting Units of the Joint Venture in consideration for CCF's contribution of its marketing expertise, existing sales channel and customer list. The Joint Venture will be managed by the Company, CCF and Ms. Yang. Ms. Yang is the Founder and Chief Executive Officer of CCF.

In addition, Ms. Yang's entity, Pacelor Inc. ("Pacelor"), manages a warehouse and provide fulfillment services for the Company and receives a monthly service fee, which fluctuates from month to month, of approximately $200,000. Ms. Yang is the Founder and Chief Executive Officer of Pacelor. For the year ended June 30, 2025, the Company received $202,922 service from Pacelor after it became the related party of Pacelor on June 6, 2025 and the accounts payable to Pacelor as of June 30, 2025 was 78,831. Ms. Yang's another entity, Pacelor NV Inc. ("Pacelor NV") also provides marketing services for the Company. As of June 30, 2025, the outstanding accounts payable to Pacelor NV was $315,019.

Independence of the Board of Directors

As required under the listing standards of The Nasdaq Stock Market, LLC (Nasdaq), a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. The board of directors consults with our outside counsel to ensure that its determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of Nasdaq, as in effect from time to time.

The Board undertook a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, the Board has determined that Mr. Bennet Tchaikovsky, Ms. Hanxi Li and Ms. Yang Guo do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the listing standards. In making these determinations, the Board considered the current and prior relationships that each non-employee director has with the Company and all other facts and circumstances the Board deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in "Certain Relationships and Related Person Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table represents fees for professional audit services for the audit of the Company's annual financial statements for the fiscal years ended June 30, 2025 and 2024, rendered by HTL International, LLC, the Company's current independent registered public accounting firm, and UHY LLP, the Company's prior independent registered public accounting firm.

| | HTL International, LLC | | UHY LLP | |
| | Fiscal year ended June 30, | | Fiscal year ended June 30, | |
	2025	2024	2025	2024
Audit fees [1]	$ –	–	313,467	$ 316,066
Audit-related fees [2]	–	–	–	–
Tax fees	–	–	–	–
All other fees	–	–	–	–
Total fees	$ –	–	313,467	$ 316,066

_____

1. Audit fees consist of fees for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and review of the financial statements included in the Company's Form 10-K and Form 10-Q and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.
2. Audit-related fees consist primarily of fees for assurance and related services by the accountant that are reasonably related to the performance of the audit or review of the Company's financial statements.

Audit Committee Pre-Approval Policies

The Audit Committee is tasked with pre-approving any non-audit services proposed to be provided to the Company by the independent auditors.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description
3.1	Sixth Amended and Restated Articles of Incorporation of iPower Inc. (incorporated by reference to Exhibit 3.3 to Amendment No. 3 to the Registration Statement on Form S-1 filed May 5, 2021).
3.2	Third Amended and Restated Bylaws of iPower Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed June 11, 2025).
4.1	Certificate of Designation of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed February 2, 2021).
4.2	Form of Warrant (incorporated by Reference to Exhibit 4.1 to the Current Report on Form 8-K filed June 18, 2024).
10.1	2020 Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the Registration Statement on Form S-1 filed May 5, 2021).
10.2	Form of Sublease Agreement, dated as of December 1, 2018, between BZRTH, Inc. and BizRight, LLC (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed February 2, 2021).
10.3	Asset Purchase Agreement, dated December 1, 2018, between BZRTH, Inc. and BizRight, LLC (incorporated by Reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed February 2, 2021).
10.4	Loan and Security Agreement, dated May 3, 2019, between BZRTH, Inc. and WFC Fund, LLC (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed February 2, 2021).
10.5	Consulting Agreement, dated February 1, 2020, between BZRTH, Inc. and Allan Huang (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1 filed April 15, 2021).
10.6	Note for PPP Loan, dated April 13, 2020, issued to Royal Business Bank (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed February 1, 2021).
10.7	Loan Authorization and Agreement, dated April 18, 2020, between BZRTH, Inc. and U.S. Small Business Administration (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed February 1, 2021).
10.8	Employment Agreement, dated July 1, 2020, between iPower Inc. and Chenlong Tan (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed February 2, 2021).
10.9	Exclusive Business Cooperation Agreement, dated September 4, 2020, between iPower Inc. and Global Product Marketing Inc. (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed February 2, 2021).
10.10	Restricted Stock Purchase Agreement, dated October 20, 2020, between iPower Inc. and Allan Huang (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 filed February 2, 2021).
10.11	Restricted Stock Purchase Agreement, dated October 20, 2020, between iPower Inc. and Chenlong Tan (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 filed February 2, 2021).
10.12	Amended and Restated Exclusive Business Cooperation Agreement, dated October 26, 2020, between iPower Inc. and E Marketing Solution Inc. (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1 filed February 2, 2021).
10.13	Receivables Purchase Agreement, dated November 16, 2020, between BZRTH, Inc. and WFC Fund, LLC (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 filed February 2, 2021).

10.14	Form of Subscription Agreement for Series A Preferred Stock Offering (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 filed February 2, 2021).
10.15	Board Letter Agreement, dated January 26, 2021, between iPower Inc. and Bennet Tchaikovsky (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1 filed February 2, 2021).
10.16	Form of Subscription Agreement for 6% Convertible Note and Warrants (incorporated by reference to exhibit 10.17 to the Registration Statement on Form S-1 filed February 2, 2021).
10.17	Convertible Note, dated January 27, 2021, issued to Wiseman Capital Management LLC (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-1 filed February 2, 2021).
10.18	Convertible Note, dated January 27, 2021, issued to Bright Century Investment LLC (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-1 filed February 2, 2021).
10.19	Indemnification Agreement, dated as of April 27, 2021, by and among iPower Inc. and D.A. Davidson & Co., Roth Capital Partners, LLC and US Tiger Securities, Inc. (incorporated by reference to Exhibit 10.23 to Amendment No. 3 to the Registration Statement on Form S-1 filed May 5, 2021).
10.20	Indemnification and Lock-Up Agreement, dated as of April 27, 2021, entered into by Chenlong Tan (incorporated by reference to Exhibit 10.24 to Amendment No. 3 to the Registration Statement on Form S-1 filed May 5, 2021).
10.21	E Marketing Solutions Inc. Equity Purchase Agreement, dated May 18, 2021, between iPower Inc. and Shanshan Huang (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed May 21, 2021).
10.22	Global Products Marketing Inc. Equity Purchase Agreement, dated May 18, 2021, between iPower Inc. and Chenlong Tan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed May 21, 2021).
10.23	Lease Agreement, dated July 28, 2021, between iPower Inc. and 9th and Vineyard LLC (incorporated by reference to Exhibit 10.1 to the Current Report filed August 2, 2021).
10.24	Form of Credit Agreement, dated as of November 12, 2021, between iPower Inc., its subsidiaries and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed November 15, 2021).
10.25	Form of Trademark Security Agreement, dated as of November 12, 2021, between iPower Inc., its subsidiaries and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed November 15, 2021).
10.26	Form of Pledge and Security Agreement, dated as of November 12, 2021, between iPower Inc., its subsidiaries and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed November 15, 2021).
10.27	Joint Venture Agreement (incorporated by Reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 20, 2022).
10.28	Box Harmony LLC Agreement (incorporated by Reference to Exhibit 10.2 to the Current Report on Form 8-K filed January 20, 2022).
10.29	Facility and Use Access Agreement (incorporated by Reference to Exhibit 10.3 to the Current Report on Form 8-K filed January 20, 2022).
10.30	Consulting Agreement (incorporated by Reference to Exhibit 10.4 to the Current Report on Form 8-K filed January 20, 2022).
10.31	License Agreement (incorporated by Reference to Exhibit 10.5 to the Current Report on Form 8-K filed January 20, 2022).
10.32	Director Offer Letter (incorporated by Reference to Exhibit 10.6 to the Current Report on Form 8-K filed January 20, 2022).

10.33	Joint Venture Agreement, dated February 10, 2022, between iPower Inc., Bro Angel LLC, Jie Shan and Bing Luo (incorporated by Reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 14, 2022).
10.34	Amended & Restated Limited Liability Company Operating Agreement of Global Social Media LLC, dated February 10, 2022, between Global Social Media LLC, iPower Inc., and Bro Angel LLC (incorporated by Reference to Exhibit 10.2 to the Current Report on Form 8-K filed February 14, 2022).
10.35	Intellectual Property License Agreement, dated February 10, 2022, between Bro Angel LLC and Global Social Media LLC (incorporated by Reference to Exhibit 10.3 to the Current Report on Form 8-K filed February 14, 2022).
10.36	Share Transfer Agreement, dated February 15, 2022, between iPower Inc., White Cherry Limited, Li Zanyu, Xie Jing, Anivia Limited, Fly Elephant Limited, Dayou Renzai (Shenzhen) Technology Co., Ltd. and Daheshou (Shenzhen) Information Technology Co., Ltd. (incorporated by Reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 22, 2022).
10.37	Exclusive Business Cooperation Agreement, dated December 15, 2021, between Dayaorenzai (Shenzhen) Technology Co., Ltd. and Daheshou (Shenzhen) Information Technology Co., Ltd. (incorporated by Reference to Exhibit 10.3 to the Current Report on Form 8-K filed February 22, 2022).
10.38	Exclusive Equity Interest Pledge Agreement, dated December 15, 2021, between Dayao Renzai (Shenzhen) Technology Co., Ltd., Daheshou (Shenzhen) Information Technology Co., Ltd. and its equity holders (incorporated by Reference to Exhibit 10.4 to the Current Report on Form 8-K filed February 22, 2022).
10.39	Exclusive Option Agreement, dated December 15, 2021, between Dayao Renzai (Shenzhen) Technology Co., Ltd., Daheshou (Shenzhen) Information Technology Co., Ltd. and its equity holders (incorporated by Reference to Exhibit 10.5 to the Current Report on Form 8-K filed February 22, 2022).
10.40	Power of Attorney of Li Zanyu, dated December 15, 2021 (incorporated by Reference to Exhibit 10.6 to the Current Report on Form 8-K filed February 22, 2022).
10.41	JP Morgan Chase Consent Agreement, dated February 16, 2022 (incorporated by Reference to Exhibit 10.7 to the Current Report on Form 8-K filed February 22, 2022).
10.42	Amendment to Pledge and Security Agreement, dated February 16, 2022 (incorporated by Reference to Exhibit 10.8 to the Current Report on Form 8-K filed February 22, 2022).
10.43	Employment Contract, dated February 15, 2022, between Dayao Renzai (Shenzhen) Technology Co., Ltd. and Li Zanyu (incorporated by Reference to Exhibit 10.9 to the Current Report on Form 8-K filed February 22, 2022).
10.44	Second Amendment to the Credit Agreement, dated October 7, 2022, between iPower Inc., its subsidiaries and JPMorgan Chase Bank, N.A. (incorporated by Reference to Exhibit 10.1 to the Current Report on Form 8-K filed October 13, 2022).
10.45	Amendment to Subordination Agreement, dated October 7, 2022, between White Cherry Limited and JPMorgan Chase Bank, N.A. (incorporated by Reference to Exhibit 10.2 to the Current Report on Form 8-K filed October 13, 2022).
10.46	Form of Pledge Agreement between iPower Inc., Chenlong Tan and Allan Huang (incorporated by Reference to Exhibit 10.1 to the Current Report on Form 8-K filed April 9, 2024).
10.47	Form of Placement Agency Agreement (incorporated by Reference to Exhibit 10.1 to the Current Report on Form 8-K filed June 18, 2024).

10.48	Form of Purchase Agreement (incorporated by Reference to Exhibit 10.2 to the Current Report on Form 8-K filed June 18, 2024).
10.49	Third Amendment to the Credit Agreement, dated November 8, 2024, by and between iPower Inc., its subsidiaries and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 13, 2024).
10.50	Director Offer Letter, dated May 7, 2025, between iPower Inc. and Yue Guo (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on May 12, 2025).
10.51	Limited Liability Company Operating Agreement, dated June 3, 2025, among United Package NV, LLC and the Members named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 6, 2025).
10.52	Director Offer Letter, dated June 5, 2025, between iPower Inc. and Yi Yang. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 9, 2025).
10.53	VIE Contract Termination Agreement, dated August 4, 2025, by and between Dayourenzai (Shenzhen) Technology Co. Ltd., Daheshou (Shenzhen) Information Technology Co. Ltd., Xiaoyun Liu and Jing Xie (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed August 12, 2025).
10.54	Form of Amendment No. 1 to United Package NV LLC Limited Liability Company Operating Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on September 9, 2025).
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to Amendment No. 1 to the Registration Statement on Form S-1 filed April 15, 2021).
19.1	Amended and Restated Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Current Report filed on September 9, 2025).
21.1	Subsidiaries (incorporated by reference to Exhibit 21.1 to the Quarterly Report on Form 10-Q filed on May 15, 2025)
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Incentive-Based Compensation Recovery (Clawback) Policy (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed December 1, 2023)
99.1*	Earnings Press Release dated October 9, 2025
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Schema Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.
** Furnished herewith.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

iPOWER INC.

By: */s/ Chenlong Tan*

Chenlong Tan
Chairman of the Board of Directors,
Chief Executive Officer, President and Interim Chief Financial Officer

Date: October 9, 2025

Principal Executive Officer and Principal Financial and Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Chenlong Tan Chenlong Tan	Chairman of the Board of Directors, Chief Executive Officer, President and Interim Chief Financial Officer (principal executive officer and principal financial and accounting officer)	October 9, 2025
/s/ Bennet Tchaikovsky Bennet Tchaikovsky	Director	October 9, 2025
/s/ Yue Guo Yue Guo	Director	October 9, 2025
/s/ Hanxi Li Hanxi Li	Director	October 9, 2025
/s/ Yi Yang Yi Yang	Director	October 9, 2025

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